     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 22, 1998


                                                      REGISTRATION NO. 333-48483
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 4

                                       TO

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                   DYAX CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           8731                          04-3053198
  (STATE OR OTHER JURISDICTION     (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
      OF INCORPORATION OR          CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)
          ORGANIZATION)

       ONE KENDALL SQUARE, CAMBRIDGE, MASSACHUSETTS 02139, (617) 225-2500 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

             HENRY E. BLAIR, PRESIDENT AND CHIEF EXECUTIVE OFFICER
 DYAX CORP., ONE KENDALL SQUARE, CAMBRIDGE, MASSACHUSETTS 02139, (617) 225-2500 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

          NATHANIEL S. GARDINER, ESQ.                         STEVEN D. SINGER, ESQ.
               PALMER & DODGE LLP                               HALE AND DORR LLP
               ONE BEACON STREET                                 60 STATE STREET
          BOSTON, MASSACHUSETTS 02108                      BOSTON, MASSACHUSETTS 02109
                 (617) 573-0100                                   (617) 526-6000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  [ ]

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JULY 22, 1998


PROSPECTUS

                                2,500,000 SHARES

                                      LOGO

                                  COMMON STOCK

    All of the shares of Common Stock offered hereby are being sold by Dyax Corp., a Delaware corporation ("Dyax" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "DYAX."

    Genzyme Corporation has agreed to purchase an aggregate of $3.0 million of the Company's Common Stock in a private placement concurrent with this Offering at a price per share equal to the Price to Public below. The sale of such shares of Common Stock will not be registered in this Offering. See "Certain Transactions."

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
                                         PRICE TO           UNDERWRITING DISCOUNTS         PROCEEDS TO
                                          PUBLIC              AND COMMISSIONS(1)            COMPANY(2)
-------------------------------------------------------------------------------------------------------------
Per Share......................             $                         $                         $
-------------------------------------------------------------------------------------------------------------
Total(3).......................             $                         $                         $
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $900,000.

(3) The Company has granted to the several Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company
    will be $         , $         and $         , respectively. See
    "Underwriting."

                         ------------------------------

    The shares are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters, and subject to various prior conditions, including the right to reject orders in whole or in part. It is expected that delivery of share certificates will be made against payment therefor at the offices of Furman Selz LLC in New York, New York on or about
             , 1998.

FURMAN SELZ                                        PACIFIC GROWTH EQUITIES, INC.
                         ------------------------------

             The date of this Prospectus is                , 1998.

     [THE IMAGE APPEARING ON PAGE 2 DEPICTS DYAX CORP.'S TECHNOLOGY PLATFORMS, COMMERCIAL STRATEGIES, AND SHORT-TERM AND FUTURE POTENTIAL REVENUES.]

     [THE IMAGE APPEARING ON THE GATEFOLD COVER DEPICTS THE STEPS REQUIRED TO GENERATE A PHAGE DISPLAY LIBRARY USING THE COMPANY'S PHAGE DISPLAY TECHNOLOGY.]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors." Unless otherwise indicated, the information in this Prospectus (i) assumes the conversion of all series of outstanding shares of the Company's Class A Convertible Preferred Stock (the "Convertible Preferred Stock") into Common Stock upon consummation of this Offering, (ii) assumes no exercise of the Underwriters' over-allotment option, (iii) reflects a 0.652-for-1 reverse stock split of the Common Stock and (iv) reflects an amendment to the Company's Restated Certificate of Incorporation to be effective upon closing of this Offering to create a class of authorized but undesignated Preferred Stock.

                                  THE COMPANY

     Dyax has developed and patented a versatile, high throughput discovery technology with broad applications in the development of new therapeutic, diagnostic and separations products. The Company's proprietary phage display-based technology platform ("Phage Display") permits scientists to rapidly identify compounds that bind to targets of interest. The Company believes that Phage Display is a powerful method that has significant advantages over conventional, combinatorial chemistry and antibody-based approaches, including increased speed and reduced costs for discovery of lead compounds. In addition, the Company develops, manufactures and sells a broad range of chromatography separations products under the Biotage tradename. Dyax is pursuing a diversified business strategy which includes: (i) non-exclusive licensing of its Phage Display patents (currently 30 licensees); (ii) discovery of new therapeutic and diagnostic lead compounds through internal programs (currently three leads) and collaborative arrangements (currently five arrangements) using Phage Display; (iii) continued expansion of its Biotage separations product lines (sold to over 50 leading pharmaceutical and biotechnology companies); and (iv) application of Phage Display to develop next-generation affinity separations products both through internal programs (currently four programs) and through collaborative arrangements (currently eight arrangements).

     Molecular binding is the key to the discovery and function of most therapeutic, diagnostic and separations products. Lead therapeutic and diagnostic compounds are generally selected based on their ability to distinguish between the correct target and other closely related molecules (referred to as specificity) and on whether they bind tightly to a target under appropriate conditions (referred to as affinity). Binding also plays a significant role in the effectiveness of separations products, which are used to purify material for the development and manufacture of a therapeutic product. The failure to achieve high binding specificity and affinity can result in low levels of efficacy, side effects and toxicities for therapeutic products, inaccurate results for diagnostic products and reduced yield and purity using separations products.

     Phage Display combines the speed and diversity of a self-replicating biological system with the flexibility of chemical synthesis. It allows scientists to select binding compounds from a diverse set of up to hundreds of millions of proteins displayed on the surface of a bacterial virus, or bacteriophage, known commonly as a "phage." The Phage Display process generally consists of: (i) generating a large collection of phage (referred to as a library) that contains genes encoding up to hundreds of millions of related proteins, or potential binding compounds; (ii) screening the library by exposing it to a specified target and selecting those phage whose displayed proteins bind to the target; and (iii) analyzing the selected binding compounds for relative specificity and affinity to the target.

     The Company believes that the identification of therapeutic, diagnostic and separations lead compounds using Phage Display is faster, more efficient and less costly than conventional, combinatorial chemistry or antibody-based approaches. Conventional methods relied on a time consuming and costly process of synthesis and evaluation of one compound at a time. With recent developments in combinatorial chemistry, scientists can synthesize and simultaneously screen libraries containing up to 100,000 different compounds. However, the identified compounds must be individually synthesized to generate sufficient quantities for evaluation and optimization, and the original library is used up in the process. Monoclonal antibodies are another source of binding compounds. However, the generation of monoclonal antibodies requires the immunization of animals through a slow and inflexible process. In contrast to these methods, Phage Display provides scientists the ability to generate within a period of weeks a self-replicating library containing hundreds of millions of potential binding compounds, as well as the flexibility to screen the library against any target. The resulting library can be screened in a matter of days to identify those compounds which best meet the desired structure, affinity, specificity and binding and release characteristics for a target of interest.

     As part of its patent licensing strategy, the Company has granted non-exclusive licenses to its Phage Display patents to 30 licensees, including Affymax Technologies, N.V. (and its parent, Glaxo Wellcome PLC), Bristol-Myers Squibb Company, Chiron Corporation, Genzyme Corporation ("Genzyme"), Merck & Co., Inc., Monsanto Company and Pharmacia & Upjohn, Co., in the fields of therapeutics and antibody-based in vitro diagnostics. The Company's license agreements generally provide for signing and maintenance fees, milestone payments and royalties on any future product sales from licensees of its Phage Display patents. Dyax has retained all rights to practice Phage Display in the fields of in vivo imaging and separations.

     To date, in its therapeutics and diagnostics programs, Dyax has used Phage Display to identify three proprietary lead compounds with potential applications in inflammatory diseases and certain cancers and one lead compound for in vivo imaging of inflammation. The Company has corporate collaborative arrangements with Debiopharm S.A. for the development of Dyax's principal lead therapeutic compound and with EPIX Medical, Inc. for the development of a new in vivo diagnostic product in the field of cardiovascular imaging. In addition, the Company conducts funded discovery projects for Athena Neurosciences, Inc., SangStat Medical Corporation and Tularik Inc. to identify binding compounds for their designated targets.

     Genzyme has committed to purchase $3.0 million of the Company's Common Stock at the initial public offering price in a private placement concurrent with this Offering (the "Genzyme Investment"). In June 1998, the Company and Genzyme entered into a non-binding letter of intent for the joint development and commercialization of one of the Company's proprietary therapeutic compounds for the treatment of chronic inflammatory diseases, with initial development to be focused on the treatment of hereditary angioedema (the "Genzyme Collaboration"). Subject to the negotiation of a definitive agreement, Dyax will initially fund up to $6.0 million dollars of development costs and thereafter the parties will fund equally all development costs. Upon signing the definitive collaboration agreement, Genzyme will extend a $3.0 million line of credit to the Company which it may use to fund a portion of such development costs or for any of the Company's other research and development programs. In addition, the Company will be entitled to receive significant milestone payments and up to 50% of the profits from sales of products developed under this collaboration. The Company believes that the proposed collaboration with Genzyme will provide Dyax with significant financial and other resources to continue preclinical and clinical development of this proprietary compound, although there can be no assurance that such an agreement will be consummated. See "Certain Transactions."

     The Company currently is generating a majority of its revenues through the sale of its Biotage separations products. The Company believes that its cartridge-based separations systems provide significant advantages, including greater speed and convenience, lower cost, improved safety and reproducible performance. The Company's separations systems have been sold to over 50 leading pharmaceutical and biotechnology companies, including Bachem AG, Bayer Corporation, Genentech, Inc., F. Hoffmann-La Roche, Ltd., Merck & Co., Inc., Novartis AG, Pfizer, Inc. and Pharmacia & Upjohn, Co. The Company is also using Phage Display in combination with its existing technology, experience and market position in the separations business to develop next-generation affinity separations products. Dyax believes that these affinity separations products will reduce the time, cost and risk to both discover and manufacture complex therapeutic products. The Company has corporate collaborative arrangements to develop affinity separations products with CropTech Development Corporation and Novo Nordisk A/S, as well as funded discovery projects to develop custom affinity products for Argonex, Inc., Genetics Institute, Inc., Genzyme Transgenics Corporation, Glaxo Research and Development Limited, Merck & Co., Inc. and Pall Corporation.

     In the year ended December 31, 1997, approximately 78% of total revenues resulted from the sales of separations products, approximately 15% of total revenues consisted of funding from sponsored research and approximately 7% of total revenues consisted of fees from patent licenses. Through March 31, 1998, the Company had an accumulated deficit of $31.9 million. The Company was incorporated in Delaware in 1989 under the name Biotage, Inc. and acquired Protein Engineering Corporation ("PEC") in August 1995. The Company's principal executive offices are located at One Kendall Square, Building 600, Cambridge, Massachusetts 02139, and its telephone number is (617) 225-2500.

                                  THE OFFERING

Common Stock offered by the
Company.............................      2,500,000 shares

Common Stock outstanding after the
  Offering(1)(2)....................      10,048,751 shares

Use of Proceeds.....................      To fund research and development,
                                          repayment of $695,000 of indebtedness,
                                          working capital and other general
                                          corporate purposes, including possible
                                          technology in-licensing and
                                          acquisitions. See "Use of Proceeds."

Nasdaq National Market Symbol.......      DYAX

     See "Risk Factors" commencing on page 7 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.
---------------

(1) Includes 5,831,516 shares of Common Stock to be issued upon conversion of outstanding shares of Convertible Preferred Stock. Excludes (i) 1,130,623 shares of Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $1.82 per share, of which options to purchase 319,286 shares of Common Stock were exercisable as of June 15, 1998, and (ii) 27,022 shares of Common Stock issuable upon the exercise of outstanding warrants at an exercise price of $3.97 per share. See "Description of Capital Stock" and See "Management -- Stock Plans."

(2) Includes 272,727 shares sold pursuant to the Genzyme Investment, assuming an initial public offering price of $11.00 per share. See "Certain Transactions."

                             SUMMARY FINANCIAL DATA

                                                                                           THREE MONTHS
                                                                                               ENDED
                                                  YEARS ENDED DECEMBER 31,                   MARCH 31,
                                       -----------------------------------------------   -----------------
                                        1993      1994      1995      1996      1997      1997      1998
                                       -------   -------   -------   -------   -------   -------   -------
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenues.....................  $ 4,099   $ 2,713   $ 4,020   $ 7,037   $ 9,776   $ 1,879   $ 3,604
  Operating expenses:
    Cost of products sold............    2,792     1,794     1,952     2,046     3,174       557       927
    Research and development.........      894       894     1,343     3,140     5,575     1,222     1,631
    Selling, general and
      administrative(1)..............    3,054     2,604     2,710     4,170     6,827     1,620     2,232
    Other expenses(2)................       --        --     4,554        --        --        --        --
                                       -------   -------   -------   -------   -------   -------   -------
         Total operating expenses....    6,740     5,292    10,559     9,356    15,576     3,399     4,790
                                       -------   -------   -------   -------   -------   -------   -------
  Loss from operations...............   (2,641)   (2,579)   (6,539)   (2,319)   (5,800)   (1,520)   (1,186)
  Interest income (expense), net.....      (97)      (89)      (46)      (78)      265        80        15
                                       -------   -------   -------   -------   -------   -------   -------
  Net loss...........................  $(2,738)  $(2,668)  $(6,585)  $(2,397)  $(5,535)  $(1,440)  $(1,171)
                                       =======   =======   =======   =======   =======   =======   =======
  Pro forma net loss per
    share -- basic and diluted(3)....                                          $ (0.83)            $ (0.16)
                                                                               =======             =======
  Weighted average number of shares
    used in computing pro forma net
    loss per share -- basic and
    diluted..........................                                        6,706,680             7,194,103
                                                                               -------             -------
                                                                               -------             -------

                                                                    MARCH 31, 1998
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(4)
                                                              --------    --------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $  3,688          $ 31,363
  Working capital...........................................     4,312            31,987
  Total assets..............................................    10,021            37,696
  Long-term debt and capital lease obligations, less current
     portion................................................     1,057               362
  Accumulated deficit.......................................   (31,875)          (31,875)
  Total stockholders' equity................................     5,446            33,121

------------------------------
(1) Includes non-cash compensation expense of $75,000 and $263,000 in the year ended December 31, 1997 and the three months ended March 31, 1998, respectively, related to certain stock option grants.

(2) Includes write-offs of an intangible asset in the amount of $456,000 and incomplete technology in the amount of $4,098,000 in the year ended December 31, 1995.

(3) See Note 2 to Notes to Consolidated Financial Statements for a description of the calculation of pro forma net loss per share.

(4) As adjusted to reflect: (i) the sale of 272,727 shares of Common Stock in the Genzyme Investment and (ii) the sale of 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share less estimated underwriting discounts and commissions and offering expenses payable by the Company and the use of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby. The Prospectus may contain forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

DEPENDENCE ON PHAGE DISPLAY; NEW AND UNCERTAIN TECHNOLOGY; NO CLINICAL TRIALS OR SALES OF PHAGE DISPLAY-DERIVED PRODUCTS TO DATE

     The Company has invested substantial resources in Phage Display and believes that the identification, development and commercialization of lead binding compounds derived using this technology are critical to the Company's success. All of the Company's Phage Display-derived product candidates are in research or development, and neither the Company nor, to its knowledge, any of its collaborative partners or licensees, has commenced clinical trials or commercialized any products developed using Phage Display. The discovery and development of therapeutic, diagnostic and affinity separations products derived from Phage Display will be subject to risks of failure inherent in the product development process. These risks include, among others, the possibilities that
(i) any therapeutic or diagnostic product candidates will be found to be ineffective or toxic, or otherwise fail to receive necessary regulatory approvals; (ii) any therapeutic or diagnostic product candidates, if safe and effective, will prove difficult or impossible to manufacture on a large scale, will be uneconomical to market, or will not achieve market acceptance; (iii) proprietary rights of third parties will preclude the Company or its collaborative partners or licensees from marketing any such products; and (iv) third parties will market equivalent or superior products. In addition, there can be no assurance that affinity separations products developed using Phage Display will become accepted as effective technology for use in the development and implementation of purification processes for pharmaceutical manufacture. As a result, there can be no assurance that the Company will ever have marketable products developed using Phage Display or that it will ever generate revenues from any such products developed and marketed by its collaborative partners or licensees or develop a sustainable, profitable business. In any event, the Company does not expect to receive revenues from the sale of any of such products for the next several years, if ever. The failure to identify, develop and commercialize lead binding compounds derived using Phage Display by the Company and/or by its collaborative partners and licensees would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's success will depend upon the acceptance of Phage Display as an effective discovery process for therapeutic and diagnostic products by its current and prospective collaborative partners and licensees. There can be no assurance that the Company's current and prospective collaborative partners and licensees will continue to use or adopt Phage Display or other technologies developed by the Company rather than alternative technologies, or that the Company will be able to attract future collaborative partners or licensees on acceptable terms. See "Business."

HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT; UNCERTAINTY OF FUTURE PROFITABILITY

     The Company has a history of operating losses. For the years ended December 31, 1995, 1996 and 1997, the Company had net losses of approximately $6.6 million, $2.4 million, and $5.5 million, respectively, and $1.2 million for the three months ended March 31, 1998. As of March 31, 1998, the Company had an accumulated deficit of approximately $31.9 million. The Company anticipates that its research and development efforts will increase significantly in the future and it expects to incur significant operating losses over the next several years. There can be no assurance that the Company will ever be able to generate sufficient revenues from the sale of products to offset the expenses of these efforts. The Company has not realized any significant revenues from the achievement of milestones or royalties from the discovery, development or sale of a commercial product by a collaborative partner or licensee and no such revenue from these sources is expected for at least several years, if ever. To date, substantially all revenues have been generated from: (i) sales of chromatography separations systems and products; (ii) signing and maintenance fees paid for licenses of Phage Display patents; and (iii) research and development funding paid by the Company's collaborative partners. The Company's ability to achieve profitability will depend upon its ability, alone or with others, to introduce new chromatography separations products, to develop affinity separations products derived from Phage Display, to complete discovery and development of therapeutic and diagnostic lead compounds and to establish additional collaborative arrangements. There can be no assurance that the Company will ever be able to achieve or sustain profitability. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LIMITED REVENUES TO DATE FROM SEPARATIONS PRODUCTS; NEED TO DEVELOP NEW SEPARATIONS PRODUCTS

     The Company has received only limited revenues to date from the sale of chromatography separations products. Many of the Company's existing separations products are in highly competitive, mature markets. The Company's ability to compete successfully in the market for chromatography separations products will depend upon its ability to develop, introduce and market new chromatography-based products and new products based upon the application of Phage Display to the processes used in the manufacture of biopharmaceuticals. The Company is seeking to develop or acquire new separations products. There can be no assurance that the Company's BioFLASH product line under development will be successfully introduced or that the Company will be successful in developing, acquiring or selling any new products. To date, the Company's high pressure liquid chromatography ("HPLC") separations products have had the protection of certain patent rights licensed exclusively to the Company under a fully paid-up license, which continues until the last to expire of the licensed patents. The principal U.S. patent expired in February 1998, and certain of the licensed foreign patents continue in effect, the last of which expires in 2001. The Company cannot predict what impact, if any, the expiration of the underlying patent will have on its separations business; however, the Company does not believe that such impact, if any, will be material.

     The Company is in the early stages of developing Phage Display-derived affinity separations products. There can be no assurance that the Company's affinity separations technology will result in commercialized products or that such products will achieve market acceptance, which will depend in large part on the Company's ability to develop and demonstrate the relative effectiveness, efficiency, ease of use and safety of any such products compared to existing or new separations technologies. If the Company's new chromatography products or Phage Display-derived affinity separations products fail to achieve market acceptance, it would have a material adverse effect on the Company's existing separations business and on the Company's business, financial condition and results of operations. See "Business -- Dyax Programs and Products -- Biotage Separations Products and Research and Affinity Separations Development Programs."

SIGNIFICANT FLUCTUATIONS IN REVENUES AND OPERATING RESULTS

     The Company has experienced significant fluctuations in its revenues and operating results from quarter to quarter and year to year, and it expects these fluctuations to continue in the future. The Company also expects that an increasingly significant portion of its anticipated revenues for the foreseeable future will be comprised of up-front fees and research and development funding paid pursuant to collaborative and licensing arrangements. The Company believes that future fluctuations in revenues and operating results are likely as the result of many factors, including the timing of the Company's increased research and development expenses, the establishment of new collaborative arrangements, the development and commercialization programs of current and prospective collaborative partners, the completion of certain milestones and the timing of customer purchases of larger separations equipment systems.

     The Company's current and planned expense levels are, to a large extent, fixed in the short term, and are based in part on its expectations as to future revenues. The Company may be unable to adjust spending in a timely manner to compensate for any revenue shortfall. In addition, in any fiscal quarter the Company may receive no payments from its collaborative partners. Consequently, revenues are difficult to forecast and may vary significantly from quarter to quarter or year to year and revenues or results of operations in any period will not necessarily be indicative of revenues or operating results in subsequent periods and should not be relied upon as any indication of future performance.

     Due to the foregoing or other factors, it is likely that such quarterly fluctuations in revenue or operating results will from time to time not meet the expectations of securities analysts or investors, which may have a material adverse effect on the price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "-- No Prior Public Market for Common Stock; Volatility of Stock Price."

DEPENDENCE ON COLLABORATIONS AND LICENSING

     The Company's success will depend upon the formation of multiple collaborative arrangements with third parties on a regular basis and the continued licensing and broad practice of Phage Display by licensed third parties. There can be no assurance that the Company will be able to establish additional collaborative arrangements on acceptable terms, or that current or any prospective collaborative arrangements, or development programs of Phage Display licensees, will ultimately be successful. The Company's receipt of revenues, if any, from any current and prospective collaborative and licensing arrangements will be affected by the timing and efforts expended by the Company and its existing collaborative partners and licensees, as well as the proprietary position of the technology and products resulting from such collaborative arrangements. The failure to enter into additional collaborative or licensing arrangements would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's collaborative arrangements do not obligate the collaborative partners to develop or commercialize lead compounds discovered by the Company. Collaborative partners may independently develop a competing lead compound identified either on their own or in collaboration with others, including the Company's competitors. In addition, there can be no assurance that current or prospective collaborative partners will not pursue alternative technologies or develop alternative products. A collaborative partner's performance under its agreement with the Company could be materially adversely affected if such collaborative partner were involved in a business combination or in the event that the collaborative partner had a significant strategic shift in its business focus. The Company is also dependent upon the expertise and dedication of sufficient resources by its collaborative partners to develop and commercialize any products developed using Phage Display. The amount and timing of resources that current and future collaborative partners, if any, devote to collaborative arrangements with the Company are not within the control of the Company. See
"-- Dependence on Phage Display; New and Uncertain Technology; No Clinical Trials or Sales of Phage Display-Derived Products to Date."

     The Company is dependent upon its collaborative partners and licensees to inform Dyax of products developed using Phage Display-derived binding compounds. Conflicts may arise between the Company and any of its collaborative partners and licensees as to whether a product developed by the collaborative partner or licensee is a Phage Display-derived product subject to milestone and royalty payments to the Company. A product developed by a collaborative partner or licensee may also be a derivative of one or more lead compounds provided to the collaborative partner by the Company. While the Company's existing collaborative arrangements and licenses provide that the Company retains milestone and royalty payment rights with respect to potential products developed from Phage Display-derived binding compounds, there can be no assurance that any of the Company's collaborative partners and licensees will not dispute their obligation to make payments with respect to any such products. Further, the Company's collaborative partners and licensees generally may terminate their agreements with the Company upon short notice. One collaborative arrangement with the Company was recently terminated. The termination of a significant number of the Company's existing or prospective collaborative arrangements or licenses would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Collaborations" and "-- Uncertainties Related to Patents and Proprietary Rights."

UNCERTAINTIES RELATED TO PATENTS AND PROPRIETARY RIGHTS

     The Company's success will be significantly dependent upon its ability to obtain patent protection for its products and technologies under development, to defend its issued patents, including patents related to Phage Display, biotechnology and separations products, and to avoid the infringement of patents issued to others.

     Patent positions are complex in the fields of biotechnology, therapeutic and diagnostic products and separation processes and products. In order for the Company to commercialize a process or product, many patent rights of other parties may need to be analyzed and often several licenses may be required. The Company is aware of certain patents for which it will likely need to obtain licenses to commercialize its products and technologies. While the Company believes that it will be able to obtain such licenses, there can be no assurance that such licenses, or licenses to other patent rights, will be available on reasonable terms, if at all. In addition, from time to time the Company receives notices of patents which may cover its product development activities as well as any future product commercialization. For example, the Company recently received a letter from Ixsys, Inc. ("Ixsys") advising of Ixsys's belief that the Company's Phage Display technology falls within the scope of U.S. patent number 5,723,323 (the "5,723,323 Patent") issued in March 1998, which includes a claim of invention to an isolated, diverse population of peptides, polypeptides or proteins comprising greater than 100,000 different stochastic amino acid sequences encoded by stochastic polynucleotide sequences. In their letter, Ixsys offered terms for the Company to obtain a non-exclusive license under the 5,723,323 Patent and related patent rights. The Company is in the process of evaluating these patent rights and the license offer. Based on advice of counsel, however, the Company believes that the materials and methods currently employed by the Company, including its practice of Phage Display, are not covered by the 5,723,323 Patent. If the Company decides not to seek a license or does not otherwise obtain the offered license to the 5,723,323 Patent, or if licenses are not available to any other patents that may be required for its activities, there can be no assurance that the Company will not become subject to infringement claims or other legal proceedings, which could result in substantial legal expenses over time. Since the scope of any such legal proceedings is not known, the Company is unable to predict the outcome of such proceedings or the likely effect of such proceedings on the Company's operations.

     There can also be no assurance that any patents issued to the Company or its collaborative partners, or for which the Company has licensed rights, will not be challenged, narrowed, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. In addition, there can be no assurance that (i) the Company will be able to obtain patent protection for any therapeutic, diagnostic or separations products it may develop; (ii) others will not obtain patents covering the manufacture, use or sale of such products; (iii) the Company's patents or any future patents will prevent other companies from designing their products or conducting their activities so as to avoid the coverage of the claims of the Company's patents; or (iv) others will not be able to develop other competing technologies to supplement or replace the Company's processes or products.

     There exists substantial patent litigation in the pharmaceutical, biomedical and biotechnology industries. Patent litigation is generally time-consuming, costly, involves complex legal and factual questions, and the outcome is often difficult to predict. Litigation may be necessary to enforce the Company's patent and license rights, to enforce or defend an infringement claim, or to determine the scope and validity of others' proprietary rights. Many of the Company's competitors have substantially greater resources than the Company, and such competitors may be able to sustain the costs of complex litigation to a greater degree and for a longer period of time than the Company. In addition, such proceedings or litigation, could result in substantial costs and a diversion of management's time and attention, subject the Company to significant liabilities to third parties and require the Company to cease using the technology or to license disputed rights from third parties (which licenses may not be available at a reasonable cost, if at all), any of which events could have a material adverse effect on the business, financial condition and results of operations of the Company.

     The Company is particularly dependent on its U.S. and foreign patents and patent applications relating to its Phage Display technology (the "Phage Display Patent Rights"). Although the Company is not aware of any challenges to the Phage Display Patent Rights to date in the United States, there can be no assurance that a challenge will not be brought in the future. The Company plans to protect its patent rights, including the Phage Display Patent Rights, to the maximum practical extent. There can be no assurance that the Company will have sufficient resources necessary to defend its patent rights against all such challenges. However, if the Company commences legal action against an alleged infringer of any of the Company's patent rights, the alleged infringer can be expected to claim that the Company's patent rights are invalid for one or more alleged reasons, thus subjecting the Company's patent rights in question to a judicial determination of validity with the attendant risk that an adverse determination could result in a loss of patent rights. In addition, in certain situations, an alleged infringer could seek a declaratory judgment of invalidity of the Company's patents. Uncertainties resulting from the initiation and continuation of any patent or related litigation, including those involving the Phage Display Patent Rights, could have a material adverse effect on the Company's ability to maintain and expand its licensing program and collaborative arrangements and to compete in the marketplace pending resolution of the disputed matter.

     Two oppositions were filed in late 1997 against the Company's Phage Display patent issued by the EPO. The Company expects that these oppositions, which primarily relate to whether the written description of the inventions in the Company's European patent is sufficient under EPO law, will not be resolved for several years. The oppositions are currently being reviewed by the Company's patent counsel, and Dyax intends to vigorously defend its European patent. The Company is also prosecuting other pending patent applications in Europe which it believes will provide the Company with additional patent protection for Phage Display. There can be no assurance that the Company will prevail in the opposition proceedings or any other opposition or litigation contesting the validity or scope of its other foreign patents, if any, or that additional EPO patents will be issued to Dyax covering Phage Display. If the Company is not successful in its defense of its European patent, or if additional patents do not result from its pending EPO patent applications, Dyax will not be able to prevent other parties from using Phage Display in Europe.

     The Phage Display Patent Rights are central to the Company's patent licensing program. In connection with the licensing program, the Company regularly monitors publications and other sources for information regarding the practice by others of technology covered by the Phage Display Patent Rights, and there are unlicensed parties whose activities the Company believes may be covered by its issued patents. In such circumstances, the Company generally seeks to negotiate a Phage Display license agreement. There can be no assurance, however, that the Company will be able to identify all parties practicing the Phage Display Patent Rights, all products derived by such parties, including its licensees, or that the Company will be successful in entering into license agreements with parties that the Company believes require such a license. In jurisdictions where the Company has not applied for or obtained patent rights, the Company will be unable to prevent others from developing or selling products or technologies derived using Phage Display. In addition, even in jurisdictions where the Company has Phage Display Patent Rights, there can be no assurance that the Company will be able to prevent others from selling or importing products or technologies derived elsewhere using Phage Display. The inability of the Company to protect and enforce its patent rights, whether by licensing or otherwise, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is aware that other parties have patents and pending applications to various phage display inventions. The Company has filed, and in the future may file, oppositions to European and other patents issued to others. To date, the Company has filed oppositions against two European patents in the general field of phage display. The Company does not believe these European patents cover any of its present activities, but the Company cannot predict whether the claims in these patents may, in their current or future form, cover the Company's activities or the activities of its collaborative partners and licensees. In addition, through its patent licensing program, the Company has secured a limited freedom to practice some of these patent rights pursuant to its standard license agreement, which contains a covenant by the licensee that it will not sue the Company under certain of the licensee's phage display improvement patents. The Company may from time to time seek affirmative rights of license or ownership under existing patent rights relating to phage display technology of others. There can be no assurance, however, that the Company will be successful in maintaining any covenants of nonsuit from its licensees, or in acquiring similar covenants in the future, or that the Company will be able to obtain satisfactory licenses. The inability of the Company to obtain and maintain such licenses and covenants could have a material adverse effect on the Company's business, financial condition and results of operations.

     To protect its existing and future chromatography separations products, the Company relies primarily upon trade secrets and know-how, as well as the experience and skill of its technical personnel. The Company also has several patents and patent applications on its proprietary chromatography technology which are not based on phage display, but it cannot predict the extent to which any such patents or future patents will provide protection for its existing or any new separations products.

     In all of its activities, the Company relies substantially upon proprietary materials and information, trade secrets and know-how to conduct its research and development activities and to attract and retain collaborative partners, licensees and customers. Although the Company takes steps to protect these materials and information, including through the use of confidentiality and other agreements with its employees, consultants and academic and commercial relationships, there can be no assurance that these steps will be adequate, that these agreements will not be violated, that there will be an available or sufficient remedy for any such violation or that others will not also develop similar proprietary information. See "Business -- Patents and Proprietary Rights."

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

     The Company anticipates that its existing capital resources, including anticipated revenues and the net proceeds from this Offering, will be adequate to fund the Company's operations into the first half of 2000, although there can be no assurance that the Company will not need or choose to raise additional funds through additional debt or equity financing before that date. The Company will need additional debt or equity financing before that date if the Company's cash requirements exceed its current expectations, if the Company generates less revenue than currently projected or if the Company is unable to raise all of the funding contemplated by this Offering. The Company's capital requirements depend on numerous factors, including sales of existing and new Biotage separations products, the ability of the Company to enter into additional collaborative arrangements, competing technological and market developments, changes in the Company's collaborative arrangements and licenses, the cost of preparing, filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, the purchase of additional capital equipment, the progress of the Company's drug discovery and separations technology programs and the progress of the development and commercialization of milestone and royalty-bearing compounds by the Company's collaborative partners and licensees. In connection with the Genzyme Collaboration, the Company expects to fund several million dollars in development costs. There can be no assurance that the Company's existing separations business, collaborative arrangements and licensing program will produce revenues adequate to fund the Company's operating expenses.

     The Company anticipates that it will be required to raise additional capital in order to continue its operations. Such capital may be raised through additional public or private financings, as well as collaborative arrangements, borrowings and other sources. To the extent that additional capital is needed, it may be raised through the issuance of debt or the sale of equity or convertible debt securities, and the issuance of such securities could result in dilution to the Company's existing stockholders. There can be no assurance that additional funding, if necessary, will be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to curtail operations significantly or relinquish rights to its technologies, product candidates, products or potential markets that the Company would not otherwise relinquish. The failure to receive additional funding would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTENSE COMPETITION; TECHNOLOGICAL OBSOLESCENCE

     The industries in which the Company competes are characterized by intense competition and rapid technological change. Competitors of the Company may discover or develop important discovery technologies, targets or lead compounds or therapeutic or diagnostic products in advance of Dyax or which are superior to those developed by the Company or its collaborative partners, or may obtain regulatory approvals of their products more rapidly than the Company and its collaborative partners, any of which circumstances could have a material adverse effect on the Company's business, financial condition and results of operations. Competition is intense among organizations attempting to identify, optimize and generate lead compounds for the development of therapeutic and diagnostic products and technologies to improve purification in the manufacturing processes for therapeutics. There are other advanced technologies and approaches for generating and developing lead compounds for therapeutic, diagnostic and separations products, including combinatorial chemistry, rational drug design, molecular modeling and applications of phage display other than those that are pursued by the Company. Many large pharmaceutical companies, which represent one of the largest potential markets for the Company's products and services, are developing these and other methodologies to improve the speed with which targets and binding compounds can be identified. These other approaches include high throughput robotics technology and automated parallel synthesis of new compounds against which new targets may be screened, as well as large collections of compounds already synthesized by competitors and other compounds available from chemical supply catalogues. The Company also competes with research departments of biotechnology companies, combinatorial chemistry companies, governmental agencies and research and academic institutions, both in the United States and abroad. Many of these competitors have substantially greater capital resources, research and development staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than the Company. The Company anticipates that it will also face increased competition in the future as new companies enter the market and advanced technologies are developed.

     The Company's chromatography separations business competes with several companies that manufacture, market and sell chromatography separations and purification systems. Many of these competitors have substantially greater financial, technical and management resources and experience in marketing and distribution of chromatography systems than the Company, and in some cases have had long-term relationships with the Company's existing customers. In addition, many therapeutic and diagnostic product manufacturers have traditionally assembled their own chromatography systems. Furthermore, there can be no assurance that any future affinity separations products developed using Phage Display will become accepted as effective technology for use in purification processes for the manufacture of pharmaceutical and other products. See
"-- Dependence on Collaborations and Licensing," "-- Limited Revenues to Date from Separations Products; Need to Develop New Separations Products" and "Business -- Competition."

RELIANCE ON THIRD PARTIES FOR CONDUCT OF CLINICAL TRIALS AND MANUFACTURING

     The Company has no preclinical or clinical development expertise and intends to rely on third parties to design and conduct most of these activities, if required. In addition, the Company has no manufacturing facilities for therapeutics and diagnostics and intends to rely on third parties to produce the materials for preclinical and clinical development purposes and commercial manufacture. If any of these third parties are unable to perform these functions or if the Company should encounter delays or difficulties with any such providers, the development of one or more products could be delayed, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Extensive Government Regulations; No Assurance of Regulatory Approval; Hazardous Materials" and
"Business -- Government Regulation."

EXTENSIVE GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL; HAZARDOUS MATERIALS

     The Company is subject to extensive governmental regulatory requirements and a lengthy approval process for any therapeutic and diagnostic product candidates it may develop. The development and commercial use of any therapeutic or diagnostic products that may be developed by the Company will be regulated by numerous federal, state and local governmental authorities in the United States, including the U.S. Food and Drug Administration (the "FDA"), and comparable foreign regulatory authorities. Such regulations govern or influence, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, reporting, approval and advertising and promotion of such products. The regulations are a significant factor in the production and marketing of any therapeutic or diagnostic product that may be developed by any of the Company's collaborative partners or licensees, or if the Company discovers such a product candidate and decides to develop it beyond the preclinical phase. The nature and the extent to which such regulation may apply will vary depending on the product. Virtually all products developed by or on behalf of the Company or its collaborative partners or licensees will require regulatory approval by such authorities prior to commercialization. In particular, therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures established by the FDA and foreign regulatory authorities. Non-compliance with applicable regulations can result in clinical study holds or delays, total or partial suspension of production, governmental refusal to grant approvals, warning letters, fines, withdrawal, recall or seizure of products, and civil and criminal penalties. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal and foreign regulations and statutes is time-consuming (usually requiring five to more than ten years) and requires the expenditure of substantial resources. Even if FDA regulatory approvals are obtained, a marketed product is still subject to continuing review, and any later discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in product marketing restrictions or product withdrawal or recall as well as possible civil or criminal sanctions. In addition, manufacturing facilities for therapeutic and diagnostic products are subject to inspection by the FDA and must comply with Good Manufacturing Practice ("GMP") regulations. To ensure full technical compliance with such regulations, a manufacturer must spend funds, time and effort in the areas of production and quality control.

     FDA regulations also apply to the production facilities and processes used to manufacture therapeutic and diagnostic products, including the Company's separations products and technology used in such processes. The Company believes that the manufacturing procedures for its separations products and the manufacturing procedures of its media suppliers comply with FDA regulations, but any determination to the contrary that has substantial potential to adversely affect the safety or effectiveness of the product could have a material adverse affect on the Company's separations business. In addition, any change by a biopharmaceutical company in its manufacturing process or equipment could necessitate additional FDA review and approval. Such requirements will make it more difficult for the Company to sell separations products and processes to customers that have already applied for or obtained FDA approval for production processes using different chromatography equipment or separations media. Post-approval changes in labeling or promotion may also necessitate further FDA review and approval.

     The research and development processes of the Company involve the controlled use of hazardous materials. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its activities currently comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that may result, and any such liability could exceed the Company's insurance coverage, if applicable, and other resources of the Company. In addition, there can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future. The occurrence of any such event or the incurrence of any such cost could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

NEED TO ATTRACT AND RETAIN KEY EMPLOYEES

     The Company is highly dependent on its executive officers and its management, scientific, product development and sales staffs. While the Company believes that only the loss of a senior employee or a significant number of the members of any of its staffs would have a material adverse effect on the Company's business or its financial condition and results of operations, there can be no assurance that such a loss will not occur. The Company does not maintain key-man life insurance with respect to any of its employees and does not currently intend to obtain such insurance. The Company's future success will depend upon its ability to identify, hire, motivate and retain additional qualified personnel. There is intense competition for such personnel and there can be no assurance that the Company will be able to continue to attract and retain such personnel. The failure to attract and retain key personnel would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Employees" and "Management."

DEPENDENCE ON EXPANSION OF OPERATIONS AND MANAGEMENT OF GROWTH

     The Company's success will depend upon the continued expansion of its research and development and manufacturing operations, and its ability to enter into additional collaborative and licensing arrangements. The Company's growth has placed significant demands on the Company's management as well as its administrative, technical, operational and financial resources. The Company's ability to manage its growth will require it to improve and implement new operational, financial and management information systems and to expand, motivate and manage its workforce. No assurance can be given that the Company will be successful in adding management and technical personnel as needed to meet the staffing requirements for any additional collaborative relationships or for any development, sales and/or marketing efforts. The failure to successfully manage its expansion could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Need to Attract and Retain Key Employees,"
"Business -- Collaborations" and "-- Employees."

UNCERTAINTIES RELATED TO PRICING OF PRODUCTS AND THIRD PARTY REIMBURSEMENT

     The Company's realization of revenues with respect to therapeutic and diagnostic products developed through Phage Display, if any, will depend in part upon the extent to which reimbursement for the cost of such therapeutic and diagnostic products will be available from third party payors, such as government health administration authorities, private health care insurers, health maintenance organizations and pharmacy benefits management companies. Third party payors are increasingly challenging the prices charged for such products. Significant uncertainty exists as to the reimbursement status of newly approved pharmaceutical products. There can be no assurance that third party reimbursement will be available or sufficient for any products developed through Phage Display. The inability to maintain price levels for such products could adversely affect the Company's business, financial condition and results of operations. In the United States there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement governmental pricing control. Furthermore, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental control. See "Business -- Government Regulation."

POTENTIAL PRODUCT LIABILITY EXPOSURE AND INSURANCE

     The preclinical study, clinical development, manufacturing and marketing of therapeutic and diagnostic products, as well as the testing, marketing and sale of chromatography and other separations products, exposes the Company to the risk of substantial product liability claims. There can be no assurance that product liability claims will not be asserted against the Company or that the Company will not experience material product liability losses in the future. The Company currently maintains product liability insurance coverage for its separations products, but there can be no assurance that the current insurance will continue to be available on acceptable terms or that such coverage will be adequate for liabilities actually incurred. The Company does not currently maintain product liability insurance for therapeutic or diagnostic products and there can be no assurance that any such insurance coverage will be available on acceptable terms, if and when the Company enters clinical trials and commercializes any such product, or that such coverage will be adequate for liabilities actually incurred. A successful claim brought against the Company in excess of its insurance coverage would have a material adverse effect on the Company's business, financial condition and results of operations.

NO PRIOR PUBLIC MARKET FOR COMMON STOCK; VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after this Offering. The initial offering price will be determined by negotiations between the Company and the Representatives of the Underwriters and is not necessarily indicative of the market price at which the Common Stock will trade after this Offering. The market prices for securities of biotechnology and similarly capitalized companies have been highly volatile, often for reasons that are unrelated to the operating results of such companies. Announcements of technological innovations or new commercial products by the Company or its competitors, developments concerning proprietary rights, including patents and litigation matters, publicity regarding actual or potential results with respect to products or compounds under development by the Company or its collaborative partners, regulatory developments in both the United States and abroad, public concern as to the efficacy of new technologies, general market conditions and comments by securities analysts, as well as quarterly fluctuations in the Company's revenues and financial results among other factors, may have a significant impact on the market price of the Common Stock. In particular, the realization of any of the risks described in these "Risk Factors" could have a dramatic and adverse impact on such market price. See "Underwriting."

CONTROL BY MANAGEMENT AND EXISTING STOCKHOLDERS

     Upon completion of this Offering, the Company's executive officers, directors and affiliates will beneficially own approximately 33.7% of the outstanding shares of Common Stock (32.5% if the Underwriters' over-allotment option is exercised in full). As a result, these stockholders will be able to exercise effective control over all matters requiring stockholder approval, including the election of directors, mergers and the sale of all or substantially all of the assets of the Company. This may prevent or discourage unsolicited acquisition proposals or offers for the Company's Common Stock. See "Principal Stockholders" and "Description of Capital Stock -- Anti-Takeover Measures."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BY-LAW PROVISIONS; DELAWARE LAW

     The Company's form of Amended and Restated Certificate of Incorporation to be filed upon or after the closing of this Offering (the "Restated Certificate of Incorporation") authorizes the Company's Board of Directors to issue, without further stockholder approval, up to 1,000,000 shares of Preferred Stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. Although the Company has no current plans to issue any shares of Preferred Stock, the issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of Preferred Stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of the Company's Common Stock or limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. The Restated Certificate of Incorporation provides for staggered terms for the members of the Company's Board of Directors which, together with certain provisions of the Company's Amended and Restated By-laws and the Delaware General Corporation Law applicable to the Company, could delay or make more difficult a merger, tender offer or proxy contest involving the Company. Further, the Company's equity incentive plans generally permit the Board of Directors to provide for acceleration of vesting of options granted under such plans in the event of certain transactions which result in a change of control of the Company. In addition, the Amended and Restated By-laws that will become effective upon the closing of this Offering provide that the Company will be subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 15% or more of the corporation's outstanding voting stock (an "interested stockholder") for a period of three years from the date the stockholder becomes an interested stockholder. These provisions may have the effect of delaying or preventing a change of control of the Company without action by the stockholders and, therefore, could adversely affect the price of the Company's Common Stock. See "Management," "Description of Capital Stock -- Preferred Stock" and "Description of Capital Stock -- Anti-Takeover Measures."

BROAD MANAGEMENT DISCRETION IN USE OF PROCEEDS

     A substantial portion of the net proceeds to be received by the Company in connection with this Offering will be allocated to working capital and general corporate purposes. The Company is not yet able to estimate with any precision the allocation of the majority of the proceeds from this Offering among the uses of proceeds identified in this Prospectus, and the timing and amount of expenditures will vary depending upon numerous factors. Purchasers of the Common Stock offered hereby will be entrusting their funds to the Company's Board of Directors and management, who will have broad discretion to allocate proceeds of this Offering to uses that they believe are appropriate. There can be no assurance that the proceeds of this Offering can or will be invested to yield a positive return. See "Use of Proceeds."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     Future sales of Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock. Upon completion of this Offering, the Company will have 10,048,751 shares of Common Stock outstanding, after giving effect to the conversion of all outstanding shares of

Convertible Preferred Stock into shares of Common Stock and assuming no exercise of currently outstanding options or warrants. Of these shares, the 2,500,000 shares sold in this Offering (plus any additional shares sold upon exercise of the Underwriters' over-allotment option) will be freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless they are held by "affiliates" of the Company as that term is used under the Securities Act and the regulations promulgated thereunder. Each holder who signed a lock-up agreement has agreed, subject to certain limited exceptions, not to sell or otherwise dispose of any of the shares held by them as of the date of this Prospectus for a period of 180 days after the date of this Prospectus without the prior written consent of Furman Selz LLC. At the end of such 180-day period, approximately 7,705,020 shares of Common Stock (including approximately 490,801 shares issuable upon exercise of vested options) will be eligible for immediate resale, subject to compliance with Rule 144 and Rule 701. The remainder of the approximately 61,805 shares of Common Stock outstanding or issuable upon exercise of options or warrants held by existing stockholders or option holders will become eligible for sale at various times over a period of approximately two years, and could be sold earlier if the holders exercise any available registration rights or upon vesting pursuant to the Company's standard four year vesting schedule. The holders of 5,831,516 shares of Common Stock issuable upon conversion of the Convertible Preferred Stock will have the right in certain circumstances to require the Company to register their shares under the Securities Act for resale to the public. In connection with the sale of 272,727 shares of Common Stock pursuant to the Genzyme Investment, the Company will grant to Genzyme registration rights with respect to such shares, exercisable commencing 180 days after the closing of the Offering. If such holders, by exercising their demand registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were required to include in a Company-initiated registration shares held by such holders pursuant to the exercise of their registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital. In addition, the Company expects to file within 90 days after the date of this Prospectus registration statements on Form S-8 registering a total of approximately 2,282,000 shares of Common Stock, including those outstanding shares which may be repurchased by the Company and shares issuable upon exercise of outstanding stock options or reserved for issuance under the Company's equity incentive plan and employee stock purchase plan. See "Management -- Stock Plans," "Description of Capital Stock -- Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION; ABSENCE OF DIVIDENDS

     Purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution estimated to be $7.72 per share in the net tangible book value of their investment from the initial offering price. Additional dilution will occur upon the exercise of outstanding options. See "Dilution" and "Shares Eligible for Future Sale." The Company has never paid dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain its earnings, if any, for the development of its business. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $24,675,000 ($28,511,250 if the Underwriters' over-allotment option is exercised in full) based on an assumed initial public offering price of $11.00 per share and after deducting the underwriting discounts and commissions and other estimated offering expenses payable by the Company.

     The Company expects to use the net proceeds of this Offering along with the $3.0 million to be received from the Genzyme Investment primarily to fund research and development, the retirement of $695,000 of outstanding debt due upon completion of this Offering, and for working capital and general corporate purposes, including possible technology in-licensing and acquisitions. The Company is not yet able to estimate precisely the allocation of the proceeds among such uses, and the timing and amount of expenditures will vary depending upon numerous factors, including sales of existing and new Biotage separations products, the ability of the Company to enter into additional collaborative arrangements, competing technological and market developments, changes in the Company's collaborative arrangements and licenses, the cost of preparing, filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, the purchase of additional capital equipment, the progress of the Company's drug discovery and separations technology programs and the progress of the development and commercialization of milestone and royalty-bearing compounds by the Company's collaborative partners and licensees, including the expenses required to internally develop lead therapeutic compounds, the timing and amounts received under any collaborative arrangements for the development of such compounds, the timing and receipt of license fees and the revenues received from the sales of separations products. The Company's Board of Directors and management retain complete discretion with respect to the allocation of such proceeds and the timing of expenditures. Although the Company may use a portion of the net proceeds for possible in-licensing or acquisition of products and technologies that are complementary to those of the Company, or acquisitions of complementary businesses, there are currently no commitments in this regard. Pending such uses, the Company plans to invest the net proceeds in investment grade, interest-bearing securities. The Company intends to invest and use the proceeds so as not to be considered an "investment company" under the Investment Company Act of 1940, as amended.

     The Company believes that the net proceeds from this Offering and its existing cash and cash equivalents will be sufficient to fund its operations into the first half of 2000, although there can be no assurance that the Company will not need or choose to raise additional funds through additional debt or equity financing before that date. Thereafter, the Company may require additional funds to support its operating requirements or for other purposes and may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that additional financing will be available at all or that, if available, such financing would be obtainable on acceptable terms to the Company or would not be dilutive. See "Risk Factors -- Future Capital Needs; Uncertainty of Additional Funding,"
"-- Broad Management Discretion in Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its capital stock and does not anticipate paying cash dividends on the Common Stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, restrictions imposed by financing arrangements, if any, legal and regulatory restrictions on the payment of dividends, current and anticipated cash needs and other factors that the Board of Directors deems relevant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 CAPITALIZATION

     The following table sets forth the actual, pro forma and pro forma as adjusted capitalization of the Company as of March 31, 1998. The pro forma capitalization gives effect to the conversion of 8,944,043 shares of Class A Convertible Preferred Stock into 5,831,516 shares of Common Stock upon the closing of this Offering. The pro forma as adjusted capitalization gives effect to: (i) the conversion upon the closing of this Offering of shares of Convertible Preferred Stock into shares of Common Stock; (ii) the sale of 272,727 shares of Common Stock in the Genzyme Investment; and (iii) the issuance and sale by the Company of 2,500,000 shares of Common Stock at an assumed initial public offering price of $11.00 per share (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application of the net proceeds therefrom. This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this Prospectus.

                                                                        MARCH 31, 1998
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
Current portion of long-term debt and capital lease
  obligations(1)............................................  $    130   $    130     $    130
                                                              ========   ========     ========
Long-term debt and capital lease obligations, less current
  portion(1)................................................     1,057      1,057          362
                                                              --------   --------     --------
Stockholders' equity (2):
  Class A Convertible Preferred Stock, $.01 par value;
     9,440,832 shares authorized in series; 8,944,043 shares
     issued and outstanding actual; $25,947,000 liquidation
     preference; none issued and outstanding pro forma and
     pro forma as adjusted..................................    27,258         --           --
  Common Stock, $.01 par value; 20,000,000 shares
     authorized; 1,435,270 shares issued and outstanding
     actual; 7,266,786 shares pro forma; 30,000,000 shares
     authorized pro forma as adjusted; 10,039,513 shares
     issued and outstanding pro forma as adjusted(3)........        14         73          101
  Additional paid-in capital................................    12,493     39,692       67,339
  Receivable for common stock purchase......................      (418)      (418)        (418)
  Accumulated deficit.......................................   (31,875)   (31,875)     (31,875)
  Deferred compensation.....................................    (1,955)    (1,955)      (1,955)
  Accumulated foreign currency translation adjustment.......       (71)       (71)         (71)
                                                              --------   --------     --------
          Total stockholders' equity........................     5,446      5,446       33,121
                                                              --------   --------     --------
          Total capitalization..............................  $  6,503   $  6,503     $ 33,483
                                                              ========   ========     ========

------------------------------
(1) Reflects the retirement of $695,000 of outstanding debt due upon the closing of this Offering. See "Use of Proceeds."

(2) Effective upon the closing of this Offering, the Company's Restated Certificate of Incorporation will be further amended and restated to, among other matters, reduce the number of authorized shares of Preferred Stock from 9,440,832 to 1,000,000. See "Description of Capital Stock -- Preferred Stock."

(3) Excludes (i) 1,117,846 shares of Common Stock issuable upon the exercise of options outstanding at March 31, 1998 at a weighted average exercise price of $1.69 per share, of which options to purchase 278,833 shares of Common Stock were exercisable, and (ii) 27,022 shares of Common Stock issuable upon the exercise of warrants outstanding at March 31, 1998 at an exercise price of $3.97 per share. Reflects (i) the conversion of 8,944,043 shares of Convertible Preferred Stock into 5,831,516 shares of Common Stock upon the completion of this Offering and (ii) the sale of 272,727 shares of Common Stock in the Genzyme Investment. See "Management -- Stock Plans," "Description of Capital Stock," "Use of Proceeds," "Selected Consolidated Financial Data" and Note 9 to Notes to Consolidated Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of the Company at March 31, 1998 was $5,242,000, or $0.72 per share of outstanding Common Stock. Pro forma net tangible book value per share is determined by dividing the amount of the Company's total tangible assets less total liabilities by the number of outstanding shares of Common Stock, which includes the conversion of all outstanding Convertible Preferred Stock at the closing of this Offering. After giving effect to the sale by the Company of (i) 272,727 shares of Common Stock in the Genzyme Investment and (ii) 2,500,000 shares offered hereby (at an assumed initial public offering price of $11.00 per share and after deducting the underwriting discounts and commissions and other estimated offering expenses), and the application of the net proceeds therefrom, the net tangible book value of the Company at March 31, 1998 would have been $32,917,000, or $3.28 per share. This represents an immediate increase in such net tangible book value of $2.56 per share to existing stockholders and an immediate dilution of $7.72 per share to new stockholders purchasing shares in this Offering. The following table illustrates this dilution per share:

Assumed initial public offering price.......................           $11.00
                                                                       ------
  Pro forma net tangible book value per share at March 31,
     1998...................................................  $0.72
  Increase per share attributable to new investors..........   2.56
                                                              -----
Pro forma net tangible book value per share after
  offering..................................................             3.28
                                                                       ------
Dilution per share to new investors(1)......................           $ 7.72
                                                                       ======

---------------
(1) If the Underwriters' over-allotment option is exercised in full, dilution per share to new investors would be $7.47.

     The following table summarizes, on a pro forma basis at March 31, 1998, the differences between the existing stockholders and the new investors with respect to the number of shares purchased from the Company, the total consideration paid and the average consideration paid per share.

                                     SHARES PURCHASED        TOTAL CONSIDERATION
                                   ---------------------    ----------------------        AVERAGE
                                     NUMBER      PERCENT      AMOUNT       PERCENT    PRICE PER SHARE
                                   ----------    -------    -----------    -------    ---------------
Existing stockholders............   7,266,786      72.4%    $37,568,000      55.2%        $ 5.17
New investors....................   2,772,727      27.6      30,500,000      44.8          11.00
                                   ----------     -----     -----------     -----
          Total..................  10,039,513     100.0%     68,068,000     100.0%
                                   ==========     =====     ===========     =====

     The foregoing tables and calculations assume no exercise of stock options or warrants outstanding at March 31, 1998, at which date there were 1,117,846 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $1.69 per share, of which options to purchase 278,833 shares of Common Stock were exercisable, and 27,022 shares of Common Stock issuable upon exercise of outstanding warrants at an exercise price of $3.97 per share. See "Management -- Stock Plans" and "Description of Capital Stock." To the extent that such options become vested and are exercised, or the warrants are exercised, there will be further dilution to new investors. See "Risk Factors -- Immediate and Substantial Dilution; Absence of Dividends."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data with respect to the Company's statement of operations data for each of the three years in the period ended December 31, 1997 and with respect to the Company's balance sheet data at December 31, 1996 and 1997 are derived from consolidated financial statements of the Company which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere herein. The statement of operations data for the years ended December 31, 1993 and 1994 and the balance sheet data for December 31, 1993, 1994 and 1995 are also derived from audited consolidated financial statements not included herein. The selected financial data as set forth below as of March 31, 1998, and for the three months ended March 31, 1997 and 1998 have been derived from the Company's unaudited financial statements which are included elsewhere herein. The unaudited financial statements have been prepared by the Company on a basis consistent with the Company's audited financial statements and, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the Company's results of operations and financial condition for such periods. Operating results for the three months ended March 31, 1998 are not necessarily indicative of results that may be expected for the entire year ending December 31, 1998 or any subsequent period. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto and other financial information included herein. The historical results are not necessarily indicative of the results to be expected in the future.

                                                                                                        THREE MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,                        MARCH 31,
                                              ------------------------------------------------------   ---------------------
                                                1993       1994       1995       1996        1997        1997        1998
                                              --------   --------   --------   ---------   ---------   ---------   ---------
                                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:

  Revenues:
    Product sales...........................  $  4,099   $  2,713   $  3,592   $   4,478   $   7,625   $   1,336   $   2,208
    Product development.....................        --         --        428       1,060       1,440         301         904
    License fees............................        --         --         --       1,499         711         242         492
                                              --------   --------   --------   ---------   ---------   ---------   ---------
         Total revenues.....................     4,099      2,713      4,020       7,037       9,776       1,879       3,604
                                              --------   --------   --------   ---------   ---------   ---------   ---------
  Operating expenses:
    Cost of products sold...................     2,792      1,794      1,952       2,046       3,174         557         927
    Research and development................       894        894      1,343       3,140       5,575       1,222       1,631
    Selling, general and
      administrative(1).....................     3,054      2,604      2,710       4,170       6,827       1,620       2,232
    Other expenses(2).......................        --         --      4,554          --          --          --          --
                                              --------   --------   --------   ---------   ---------   ---------   ---------
         Total operating expenses...........     6,740      5,292     10,559       9,356      15,576       3,399       4,790
                                              --------   --------   --------   ---------   ---------   ---------   ---------
  Loss from operations......................    (2,641)    (2,579)    (6,539)     (2,319)     (5,800)     (1,520)     (1,186)
  Interest income (expense), net............       (97)       (89)       (46)        (78)        265          80          15
                                              --------   --------   --------   ---------   ---------   ---------   ---------
  Net loss..................................  $ (2,738)  $ (2,668)  $ (6,585)  $  (2,397)  $  (5,535)  $  (1,440)  $  (1,171)
                                              ========   ========   ========   =========   =========   =========   =========
  Net loss per common share:
    Historical(3):
      Basic and diluted.....................  $ (30.88)  $ (28.16)  $ (27.53)  $   (2.38)  $   (5.14)  $   (1.41)  $   (0.86)
                                              ========   ========   ========   =========   =========   =========   =========
      Weighted average number of shares --
         basic and diluted..................    88,667     94,755    239,212   1,006,730   1,076,469   1,022,948   1,362,587
                                              ========   ========   ========   =========   =========   =========   =========
    Pro forma (unaudited)(4):
      Basic and diluted.....................                                               $   (0.83)              $   (0.16)
                                                                                           =========               =========
      Weighted average number of shares --
         Basic and diluted..................                                               6,706,680               7,194,103
                                                                                           =========               =========

                                                                   DECEMBER 31,                                  MARCH 31,
                                               ----------------------------------------------------              ---------
                                                 1993       1994       1995       1996       1997                  1998
                                               --------   --------   --------   --------   --------              ---------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents..................  $  1,951   $    227   $  1,959   $  8,591   $  4,664              $  3,688
  Working capital............................     2,657         36      1,870      9,241      5,905                 4,312
  Total assets...............................     6,296      3,300      4,692     12,236     10,532                10,021
  Long-term debt and capital lease
    obligations, less current portion........        43         --      2,097        770      1,078                 1,057
  Accumulated deficit........................   (13,519)   (16,187)   (22,772)   (25,169)   (30,704)              (31,875)
  Total stockholders' equity.................     4,414      1,666        705      9,321      6,263                 5,446

---------------
(1) Includes compensation expense of $75,000 and $263,000 in the year ended December 31, 1997 and the three months ended March 31, 1998, respectively, related to certain stock option grants.
(2) Includes write-offs of an intangible asset in the amount of $456,000 and incomplete technology in the amount of $4,098,000 in the year ended December 31, 1995. Also excludes the results of operations of PEC for periods before its acquisition by the Company on August 11, 1995.
(3) Reflects a 0.1352-for-1 reverse stock split effected on August 11, 1995 and a 0.652-for-1 reverse stock split effected on March 23, 1998, each of which is applied retroactively for all years presented. Weighted average number of shares for the years ended December 31, 1993 and 1994 and the period from January 1, 1995 to August 10, 1995 reflects shares of Biotage, Inc. prior to the acquisition of PEC.
(4) See Note 2 of Notes to Consolidated Financial Statements for a description of the computation of pro forma net income (loss) per share. Based on the number of shares outstanding as of March 31, 1998, after giving effect to the conversion of all of the outstanding shares of Preferred Stock into Common Stock. Excludes 1,117,846 shares of Common Stock issuable upon the exercise of outstanding stock options, 639,299 shares of Common Stock reserved for future issuance under the Company's 1995 Equity Incentive Plan and 27,022 shares of Common Stock issuable upon the exercise of outstanding warrants, as of such date. See "Management -- Stock Plans," "Description of Capital Stock" and "Shares Eligible for Future Sale."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere in this Prospectus.

OVERVIEW

     Dyax has developed and patented a versatile, high throughput discovery technology with broad applications in the development of new therapeutic, diagnostic and separations products. The Company's proprietary phage display-based technology platform ("Phage Display") permits scientists to rapidly identify compounds that bind to targets of interest. The Company believes that Phage Display is a powerful method that has significant advantages over conventional, combinatorial chemistry and antibody-based approaches, including increased speed and reduced costs for discovery of lead compounds. In addition, the Company develops, manufactures and sells a broad range of chromatography separations products under the Biotage tradename. Dyax is pursuing a diversified business strategy which includes: (i) non-exclusive licensing of its Phage Display patents (currently 30 licensees); (ii) discovery of new therapeutic and diagnostic lead compounds through internal programs (currently three leads) and through collaborative arrangements (currently five arrangements) using Phage Display; (iii) continued expansion of its Biotage separations product lines (sold to over 50 leading pharmaceutical and biotechnology companies); and (iv) application of Phage Display to develop next-generation affinity separations products both through internal programs (currently four programs) and through collaborative arrangements (currently eight arrangements).

     The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, dependence on collaborative arrangements, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and compliance with FDA government regulations and approval requirements.

     On August 11, 1995, the Company acquired Protein Engineering Corporation in a transaction that was accounted for using the purchase method of accounting and, therefore, the financial results of PEC before August 11, 1995 are not included in the Company's consolidated financial results of operations for the 1995 fiscal year or any prior year. The excess of the purchase price over the fair value of the net assets acquired was written off and recorded as a purchase of incomplete technology, resulting in a non-cash charge to results of operations of $3,942,000, which represents the value of acquired technologies which had not reached commercialization at the time of acquisition. Since the acquisition of PEC, the Company has invested in the continued development of these compounds, has entered into a corporate collaborative partnership with Debiopharm, S.A. for one of the compounds, and has continued to seek partners to commercialize one or more of the remaining compounds, none of which is yet complete. For the financial results of PEC before August 11, 1995, see the consolidated financial statements of PEC beginning at page F-21.

     The Company has a history of operating losses. For the years ended December 31, 1995, 1996 and 1997, the Company had net losses of approximately $6.6 million, $2.4 million, and $5.5 million, respectively and $1.2 million for the three months ended March 31, 1998. As of March 31, 1998, the Company had an accumulated deficit of approximately $31.9 million. The Company anticipates that its research and development efforts will increase significantly in the future and it expects to incur significant operating losses over the next several years. There can be no assurance that the Company will ever be able to generate sufficient revenues from the sale of products to offset the expenses of these efforts. The Company has not realized any significant revenues from the achievement of milestones or royalties from the discovery, development or sale of a commercial product by a collaborative partner or licensee and no significant revenue from these sources is expected for at least several years, if ever. To date, all revenues have been generated from: (i) sales of chromatography separations systems and products; (ii) signing and maintenance fees paid for licenses of Phage Display patents; and (iii) research and development funding paid by the Company's collaborative partners. The Company's ability to achieve profitability will depend upon its ability, alone or with others, to introduce new chromatographic separations products, to develop affinity separations products derived from Phage Display, to complete discovery and development of therapeutic and diagnostic lead compounds and to establish additional collaborative arrangements. There can be no assurance that the Company will ever be able to achieve or sustain profitability. See "Risk
Factors -- History of Operating Losses and Accumulated Deficit; Uncertainty of Future Profitability."

     The Company has experienced significant fluctuations in its revenues and operating results from quarter to quarter and year to year, and it expects these fluctuations to continue in the future. The Company also expects that an increasingly significant portion of its anticipated revenues for the foreseeable future will be comprised of up-front fees and research and development funding paid pursuant to collaborative and licensing arrangements. The Company believes that future fluctuations in revenues and results may depend on various factors, such as the timing of the Company's increased research and development expenses, the establishment of new collaborations, the development and commercialization programs of current and prospective collaborative partners, the completion of certain milestones and the purchases of larger separations equipment systems by customers. The Company's current and planned expense levels are, to a large extent, fixed in the short term, and are based in part on its expectations as to future revenues. Substantially all of the Company's product development revenue in 1995 and 1996, and less than 10% of product development revenue in 1997, was generated by one such collaborative arrangement, which was terminated in 1998. In the first quarter of 1998, the Company is receiving research funding under eleven collaborative arrangements and anticipates that in 1998 no single collaborative arrangement will contribute a majority of the Company's research revenue. In any one fiscal quarter, however, the Company may receive no payments from its collaborative partners. Consequently, results of operations are difficult to forecast and may vary significantly from quarter to quarter or year to year and revenue or results in any period will not necessarily be indicative of results in subsequent periods and should not be relied upon as any indication of future performance. Such quarterly fluctuations in revenue or financial results will from time to time not meet the expectations of market analysts or investors, which may have a material adverse effect on the price of the Company's Common Stock. See "Risk Factors -- Significant Fluctuations in Revenues and Operating Results."

     The Company's product sales are derived from sales of Biotage chromatography separations systems and products. The Company's product development revenues are derived from collaborative product development agreements and may include signing fees, funding for research and development, payments based on the achievement of certain milestones and royalties on any product sales derived from the collaboration. The Company's license fees are generated from non-exclusive licenses the Company grants to third parties to use the Company's patent rights. Standard terms of the Company's license agreements generally include non-refundable signing fees, non-refundable annual maintenance fees, milestone payments and royalties on product sales.

RESULTS OF OPERATIONS

  Three Months Ended March 31, 1998 and 1997

     Total revenue increased 92% to $3,604,000 for the three months ended March 31, 1998 from $1,879,000 for the three months ended March 31, 1997. Product sales, product development revenue and license fees accounted for 61%, 25% and 14%, respectively, of total revenues in the first quarter of 1998 as compared with 71%, 16% and 13%, respectively, in the first quarter of 1997. For the first quarter of 1998, product sales increased 65% to $2,208,000 from $1,336,000 for the first quarter of 1997, of which 89% represented sales of FLASH and Parallex chromatography products introduced since the first quarter of 1997. The 200% increase in product development revenue to $904,000 in the first quarter of 1998 from $301,000 in the first quarter of 1997 resulted from the seven funded discovery projects established during 1997 and in the first quarter of 1998, continuing work on three of the Company's corporate collaborative partnerships and a one-time payment of $250,000 received in connection with the termination of a product development agreement. See "-- Overview." License revenue increased 103% to $492,000 for the first quarter of 1998 from $242,000 in the first quarter of 1997. The 1998 license revenue included signing fees of $258,000 from new licensees in addition to $234,000 of annual maintenance fees and royalties from licenses entered into in prior years.


     The cost of products sold increased to $927,000 for the three months ended March 31, 1998 from $557,000 for the three months ended March 31, 1997 following increases in product sales from quarter to quarter. The cost of products sold as a percentage of product sales for both the first quarter of 1997 and 1998 was 42%. The change in product mix from quarter to quarter did not result in a change in cost of products sold as a percentage of product sales.

     Research and development expense increased 33% to $1,631,000 for the three months ended March 31, 1998 from $1,222,000 for the three months ended March 31, 1997. The increase was the result of funded research for the new research discovery collaborative arrangements in the field of separations entered into during 1997 and 1998 together with an increase in the Company's ongoing internal efforts to develop products in therapeutic, diagnostic and separation products.

     Selling general and administrative expenses increased 38% to $2,232,000 for the three months ended March 31, 1998 from $1,620,000 for the three months ended March 31, 1997 as the Company expanded its sales and marketing personnel both domestically and in Europe to support increases in product sales, and increased its executive staff and administrative infrastructure in support of increased revenues, research and development and general operations.

     The net loss for the three months ended March 31, 1998 was $1,171,000 compared to $1,440,000 for the three months ended March 31, 1997.

  Years Ended December 31, 1997 and 1996

     Total revenue increased 39% to $9,776,000 for the year ended December 31, 1997 from $7,037,000 for the year ended December 31, 1996. Product sales, product development revenue and license fees accounted for 78%, 15% and 7%, respectively, of total revenues in 1997 as compared with 64%, 15% and 21%, respectively, in 1996. For 1997, product sales increased 70% to $7,625,000 from $4,478,000 for 1996, as the Company introduced new separations products and added to its separations sales and marketing personnel. Of the increase in product sales, 40% was due to the new FLASH and Parallex chromatography products introduced in 1997. The 36% increase in product development revenue to $1,440,000 in 1997 from $1,060,000 in 1996 resulted from five new funded discovery projects and three of the new corporate collaborative partnerships established during 1997, principally to fund research using Phage Display in the field of separations. The Company entered into five funded discovery projects in the field of separations in 1997, all of which are expected to be completed by mid-1998. Any further product development work thereafter related to these agreements will require further action by the sponsoring company. The Company also entered into four corporate collaborative partnerships during 1997, all of which are ongoing and three of which provide Dyax funding and will be subject to the achievement of milestones during 1998 in order for Dyax to receive continued product development funding. The 53% decrease in license revenue to $711,000 for 1997 from $1,499,000 for 1996, was due principally to a $1,000,000 paid-up license fee from a single customer received and recorded in 1996. The 1997 license revenue included $414,000 of new license fees as well as $297,000 of annual maintenance fees from licenses signed in 1996.

     The cost of products sold increased to $3,174,000 for the year ended December 31, 1997 from $2,046,000 for the year ended December 31, 1996 following increases in product sales from year to year. The cost of products sold as a percentage of product sales decreased to 42% in 1997 from 46% in 1996. The decrease in cost of products sold as a percentage of product sales was principally the result of changes in product mix and, to a lesser extent, increased manufacturing efficiencies resulting from higher unit volumes.

     Research and development expense increased 78% to $5,575,000 for the year ended December 31, 1997 from $3,140,000 for the year ended December 31, 1996. The increase was the result of funded research for the new research discovery collaborative arrangements in the field of separations entered into during 1997 together with increases in the Company's ongoing internal efforts to develop products in therapeutics, diagnostics and separations. In addition to the direct costs associated with the increase in scientific personnel, 1997 results also included twelve months of expenses associated with expanded laboratory facilities occupied at the end of September 1996.

     Selling, general and administrative expenses increased 64% to $6,827,000 for the year ended December 31, 1997 from $4,170,000 for the year ended December 31, 1996, as the Company invested in increasing its separations sales and marketing personnel both domestically and in Europe to support current and planned increases in product sales and in support of expanded revenues, research and development and general operations.

     Interest income for the year ended December 31, 1997 and the year ended December 31, 1996 was derived from investment of excess cash reserves in money market funds, with a higher average invested balance accounting for the increase in 1997 over 1996. Interest expense is related to long-term debt outstanding in both 1997 and 1996.

     The net loss for the year ended December 31, 1997 was $5,535,000 compared to $2,397,000 for the year ended December 31, 1996.

  Years Ended December 31, 1996 and 1995

     Total revenue increased 75% to $7,037,000 for the year ended December 31, 1996 from $4,020,000 for the year ended December 31, 1995. Product sales, product development revenue and license fees accounted for 64%, 15% and 21%, respectively, of total revenues in 1996 as compared with 89%, 11% and 0%, respectively, in 1995. For 1996, product sales increased 25% to $4,478,000 from $3,592,000 for 1995. The 148% increase in product development revenue to $1,060,000 in 1996 from $428,000 in 1995 resulted principally from increased activity during 1996 in a research discovery collaborative arrangement established during 1995 with one customer. The Company's Phage Display licensing program, which began in 1996, generated license revenue that included a $1,000,000 paid-up license fee from one customer.

     The cost of products sold increased to $2,046,000 for the year ended December 31, 1996 from $1,952,000 for the year ended December 31, 1995, following increases in product sales from year to year. The cost of products sold as a percentage of products sales decreased to 46% in 1996 from 54% in 1995. The decrease in cost of products sold as a percentage of product sales was principally the result of changes in product mix and, to a lesser extent, increased manufacturing efficiencies resulting from higher unit volumes.

     Research and development expenses increased 134% to $3,140,000 for the year ended December 31, 1996 from $1,343,000 for the year ended December 31, 1995. The increase was principally accounted for by the increase in funded research for the new research discovery collaborative arrangement entered into during 1995, increases in the Company's ongoing internal efforts developing products in therapeutics, imaging and separations and the effects of the merged operations of PEC included for a full year in 1996 as compared to approximately four and one-half months during 1995. In addition to the direct costs associated with the increase in scientific personnel, 1996 included three months of expenses associated with expanded laboratory facilities occupied at the end of September 1996.

     Selling, general and administrative expenses increased 54% to $4,170,000 for the year ended December 31, 1996 from $2,710,000 for the year ended December 31, 1995, principally as a result of increased expenditures for research and development and general operations to support increased revenue levels. In addition, this increase was due in part to additions to a core management team to support its expanding business activities.

     During 1995, the Company determined that technology acquired in 1989, which related to a product line no longer being pursued by the Company, had no commercial value. Accordingly, the Company recorded a charge to operations of $456,000 to write off the net amortized book value of patents, trademarks and licenses related to this product line and the related technology. There were no comparable transactions during 1996.

     Interest income for the year ended December 31, 1996 and the year ended December 31, 1995 was derived from investment of excess cash reserves in money market funds. Interest expense is related to long-term debt outstanding in both 1996 and 1995.

     The net loss for the year ended December 31, 1996 was $2,397,000 compared to $6,585,000 for the year ended December 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has funded its operations since it acquired PEC in 1995 principally through product sales, funding received from product development collaborative arrangements, license fees, interest income on excess cash reserves, sales of equity securities (which provided aggregate net cash proceeds during this period of approximately $15,660,000) and capital leases.

     At March 31, 1998, the Company had cash and cash equivalents totaling $3,688,000. Cash in the amount of $701,000 was used by operating activities during the period ended March 31, 1998. The Company purchased $259,000 of fixed assets, repaid $46,000 of long-term debt and received $21,000 in proceeds from the exercise of stock options during the first quarter of 1998. Cash in the amount of $5,720,000 was used by operating activities during the year ended December 31, 1997. The Company purchased $961,000 of fixed assets and repaid $121,000 of long-term debt during 1997. The Company received $2,573,000 of net proceeds from the sale of Convertible Preferred Stock and the exercise of stock options and $445,000 of net proceeds from a sale-leaseback of fixed assets in 1997.

     Genzyme has committed to purchase $3.0 million of the Company's Common Stock in the Genzyme Investment. In June 1998, the Company and Genzyme entered into a non-binding letter of intent for the joint development and commercialization of one of the Company's proprietary therapeutic compounds for the treatment of chronic inflammatory diseases, with initial development to be focused on the treatment of hereditary angioedema. Subject to the negotiation of a definitive agreement, Dyax will initially fund up to $6.0 million dollars of development costs and thereafter the parties will fund equally all development costs. Upon signing the definitive collaboration agreement, Genzyme will extend to the Company a $3.0 million line of credit which the Company may use to fund a portion of such development costs or for any of the Company's other research and development programs. In addition, the Company will be entitled to receive significant milestone payments and up to 50% of the profits from sales of products developed under this collaboration. The Company believes that the proposed collaboration with Genzyme will provide Dyax with significant financial and other resources to continue preclinical and clinical development of this proprietary compound, although there can be no assurance that such an agreement will be consummated. See "Certain Transactions."

     The Company is a party to opposition proceedings in the European Patent Office. The cost of these proceedings, which are not expected to be resolved for several years, is not expected to have a material adverse effect on the Company's operations. However, the Company cannot predict the extent or the cost of such proceedings.

     Currently, the Company assumes what it believes to be is a non-material amount of foreign currency risk associated primarily with inventory and accounts receivable transactions originating from its U.K. subsidiary. The Company believes that the financial effects of foreign currency exchange risks are minimal because the inventory and accounts receivable transactions are generally short term in nature, the Company has not entered into hedging transactions to control foreign currency exchange risk. If the magnitude of inventory and accounts receivable transactions associated with the U.K. subsidiary increase, or if the nature of these transactions become longer term, the Company plans to implement policies and procedures to enter into hedging transactions to manage the associated foreign currency exchange risk.

     The Company anticipates that its existing capital resources, including the net proceeds from this Offering, will be adequate to fund the Company's operations into the first half of 2000, although there can be no assurance that the Company will not need or choose to raise additional funds through additional debt or equity financing before that date. The Company will need additional debt or equity financing before that date if the Company's cash requirements exceed its current expectations, if the Company generates less revenue than currently projected, or if the Company is unable to raise all of the funding contemplated by this Offering. The Company's capital requirements will depend on numerous factors, including the ability of the Company to enter into additional collaborative arrangements, competing technological and market developments, changes in the Company's existing collaborative relationships, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, the purchase of additional capital equipment, the progress of the Company's drug discovery and separations technology programs and the progress of the commercialization of milestone and royalty-bearing compounds by the Company's collaborative partners. The Company anticipates that it will be required to raise additional capital in order to continue to conduct its operations. Such capital may be raised through additional public or private financings, as well as collaborative arrangements, borrowings and other available sources. To the extent that additional capital is needed, it may be raised through the sale of equity or convertible debt securities, and the issuance of such securities could result in dilution to the Company's existing stockholders. There can be no assurance that additional funding, if necessary, will be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates, products or potential markets that the Company would not otherwise relinquish. The failure to receive additional funding would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Future Capital Needs; Uncertainty of Additional Funding." There can be no assurance that the Company's existing separations business, collaborative arrangements and non-exclusive licensing program will produce revenue adequate to fund the Company's operating expenses. See "Risk Factors."

     The Company believes that inflation has had no significant impact on the Company's business to date.

RECENTLY ISSUED FINANCIAL AND ACCOUNTING STANDARDS

     In September 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company will implement SFAS No. 130 and SFAS No. 131, which require the Company to report and display certain information related to comprehensive income and operating segments, respectively, as required in the year ending December 31, 1998. The Company believes that the adoption of SFAS No. 130 and SFAS No. 131 will not adversely impact the Company's business, financial condition or results of operations.

YEAR 2000

     The Company is aware of the issues that many computer systems will face as the millennium ("Year 2000") approaches. The Company already has installed Year 2000 compliant software in many of its major systems. The cost of the effort to complete this activity for the balance of the Company's systems is not expected to be material. The Company believes that the Year 2000 issue will not pose significant operational problems. However, Year 2000 issues could have a significant impact on the Company's business, financial condition and results of operations if modifications cannot be completed on a timely basis, unforeseen needs or problems arise, or if the systems operated by suppliers, collaborative partners or licensees are not Year 2000 compliant.

                                    BUSINESS

OVERVIEW

     Dyax has developed and patented a versatile, high throughput discovery technology with broad applications in the development of new therapeutic, diagnostic and separations products. The Company's proprietary phage display-based technology platform ("Phage Display") permits scientists to rapidly identify compounds that bind to targets of interest. The Company believes that Phage Display is a powerful method that has significant advantages over conventional, combinatorial chemistry and antibody-based approaches, including increased speed and reduced costs for discovery of lead compounds. In addition, the Company develops, manufactures and sells a broad range of chromatography separations products under the Biotage tradename. Dyax is pursuing a diversified business strategy which includes: (i) non-exclusive licensing of its Phage Display patents (currently 30 licensees); (ii) discovery of new therapeutic and diagnostic lead compounds through internal programs (currently three leads) and through collaborative arrangements (currently five arrangements) using Phage Display; (iii) continued expansion of its Biotage separations product lines (sold to over 50 leading pharmaceutical and biotechnology companies); and (iv) application of Phage Display to develop next-generation affinity separations products both through internal programs (currently four programs) and through collaborative arrangements (currently eight arrangements).

BACKGROUND

     Molecular binding is the key to the function of most therapeutic, diagnostic and separations products. The binding of a molecule to another molecule (target) is the mechanism nature uses to modulate biochemical and physiological processes such as cellular growth, differentiation, metabolism and death. To effect these processes, naturally occurring binding molecules typically distinguish between the correct target and other closely related molecules (specificity) and bind tightly to the target (affinity) under appropriate physiological conditions. Therapeutic and diagnostic products bind to targets, including cellular receptors, ion channels or enzymes, to achieve a desired effect, and are generally selected for their binding specificity and affinity for the target. Binding also plays a significant role in the separations products used to purify material for the development and manufacture of a therapeutic product.

     The discovery, development and commercialization of effective therapeutic, diagnostic and separations products is a time consuming, risky and expensive process. For therapeutic products, the process starts with the identification of a target that is involved in a disease. The safety and efficacy of a therapeutic product is dependent on its specificity and affinity for the target. Scientists typically screen libraries containing tens to hundreds of thousands of naturally occurring or synthesized chemical compounds to identify those that bind to the target. These binding compounds are then optimized one at a time via iterative design, synthesis and testing to achieve desired binding specificity and affinity for the target. Although combinatorial chemistry, computer modeling and automated laboratory equipment have increased the throughput of the screening and optimization process, the number of compounds that can be evaluated is still limited by the time and cost required for chemical synthesis of each selected compound. The accuracy of in vitro and in vivo diagnostic products also is dependent on high specificity and high affinity binding to the target. Mouse monoclonal antibodies continue to be the dominant type of binding compound used for the development of diagnostic products. However, the generation of antibody products using an animal system is a time-consuming, costly process and cannot be used for targets that are toxic or nonimmunogenic to the animal. Products used in traditional separations processes to purify therapeutic compounds also rely on binding. These multi-step processes generally involve chromatography, the separation of different molecules through media in a column. Separations processes are typically developed through time-consuming trial and error and can constitute over 50% of the cost to manufacture a therapeutic product for commercial sales. The failure to achieve high specificity and high affinity binding can result in side effects, toxicities and low levels of efficacy for therapeutic products, inaccurate results for diagnostic products and reduced yield and purity achieved with separations products.

THE DYAX SOLUTION

     The Company believes that Phage Display can reduce costs, shorten development times and lead to the commercialization of more effective therapeutic, diagnostic and separations products. Phage Display is a versatile, high throughput technology platform that is used for the discovery and development of binding compounds. Using the speed and diversity of a self-replicating biological system, Phage Display allows scientists to generate and screen quickly up to hundreds of millions of potential binding compounds to identify more rapidly those compounds that bind with the desired specificity and affinity to a target of interest under predetermined conditions. In the discovery of therapeutic products, scientists can use Phage Display to identify high specificity and high affinity binding compounds more rapidly than by other existing methods. In the discovery of diagnostic products, Phage Display can be used to identify and isolate specific binding compounds, including antibodies, more reliably and efficiently than by using an animal system. For separations processes, the Company believes that Phage Display can provide a powerful tool to develop products to purify therapeutic products more cost effectively and efficiently, thereby streamlining the development of manufacturing processes for these products.

     Living organisms, such as viruses, have the ability to present (display) a foreign gene product (protein) on their surfaces. Beginning in the late 1980's, scientists began exploring the use of such organisms as a means for the display and identification of proteins of interest. Dyax scientists developed Phage Display, a patented technology for displaying large collections of proteins on filamentous "phage," a virus which infects laboratory bacteria. Dyax's Phage Display has become the preferred method to display and select proteins with desired binding properties.

  Features and Advantages of Phage Display

     The Company's Phage Display process generally consists of: (i) generating a Phage Display library; (ii) screening the library and isolating phage that display proteins (including structured peptides) that bind to the target of interest; and (iii) producing and characterizing the selected binding compounds. To start the Phage Display process, genes containing the instructions to produce and display a wide variety of new proteins are inserted into phage genomes. Each phage receives one distinct gene variant and, therefore, displays only one new protein on its surface. The collection of phage produced in this manner is known as a Phage Display "library." A Phage Display library can be generated in a few weeks and can contain up to hundreds of millions of proteins that are potential binding compounds. Scientists can screen Phage Display libraries to select rapidly those proteins or peptides that bind to a target of interest. Screening a Phage Display library involves exposing a Phage Display library to the target under conditions in which binding is desired, removing phage that do not bind to the target, dissociating bound phage from the target and amplifying the bound phage by infecting laboratory bacteria. Screening is performed in small volumes, usually less than one milliliter, in standard 96-well plates, and can generally be done in a single day. Phage selected in the first round of screening are generally amplified through growth in the host bacteria and rescreened to narrow down the collection of phage to those that display binding compounds with desired binding properties. The selected phage can then be amplified to produce sufficient quantities for initial evaluation and identification of lead compounds. See "-- Dyax Technology."

     The Company believes that Phage Display has the following advantages over combinatorial chemistry and monoclonal antibody technology for the identification of binding compounds:

     Diversity: Phage Display libraries can contain up to hundreds of millions of potential binding compounds that are variations based on a single protein or peptide framework. The size of the library (diversity) significantly improves the likelihood of identifying binding compounds with high specificity and high affinity for the target. This diversity is far greater than that achievable with current combinatorial chemistry approaches.

     Speed: Phage Display libraries can usually be generated in a few weeks and screened several times in a few days to identify a group of related binding compounds. Using conventional or combinatorial chemistry approaches, this process would generally require between several months and several years to complete. The

Company believes that Phage Display can therefore reduce significantly the time and expense required to identify compounds with desired binding characteristics.

     Amplification: Phage Display is based on a self-replicating biological system. Accordingly, the phage displaying a selected binding compound will replicate into millions of identical copies in its bacterial host in less than one day. This provides sufficient phage for initial characterization of the displayed binding compound. Once generated, an entire Phage Display library can be amplified and stored and subsequently used for a potentially unlimited number of screenings. By comparison, amplification of compounds and libraries developed using combinatorial chemistry techniques requires significant additional time and resources for chemical synthesis.

     Rapid Optimization: Screening of Phage Display libraries results in the identification of groups of related binding compounds with high specificity and high affinity for the desired target. These compounds can then be used as the basis for successive generations of Phage Display libraries. Due to the relative ease of library generation, Phage Display enables the rapid optimization of compounds for the desired binding specificity and affinity.

     Controlled Binding and Release: Phage Display can also be used to select compounds which alternately bind to and release from a target under specific conditions (e.g., changes in acidity or salt concentration or the presence of contaminants) that simulate those encountered in a separations process used in the manufacture of a therapeutic product. The Company believes that this ability to control or predetermine the conditions under which selected compounds bind and release will result in the development of more efficient and cost effective separations products.

     Focused Design: Each Phage Display library is generated based on a single protein or peptide framework that allows scientists to select the desired product properties such as structure, size, stability and lack of immunogenicity. During library design, the exact degree and location of the variability is controlled allowing for the conservation of certain of the original framework characteristics.

     Small Molecule Design and Discovery: The structural information of binding compounds identified using Phage Display can be used to design small molecule (nonpeptidic) compounds with comparable binding activity. Alternatively, Phage Display-derived binding compounds can be used both for target validation and in high throughput competitive binding assays to screen panels of small molecules for those that interact at the same binding sites on the therapeutic targets.

BUSINESS STRATEGY

     Dyax is using Phage Display and its expertise in separations technology to pursue a diversified business strategy of non-exclusive patent licensing, discovery and development of therapeutic and diagnostic products, and development of innovative chromatography and affinity separations products. Dyax is currently generating revenues from sales of its separations products, funding from sponsored research and fees from patent licenses, while maintaining a long-term focus on its therapeutic and diagnostic product development programs, the expansion of its existing separations product lines and the development of affinity separations products. The following are the principal elements of the Company's strategy:

     License Phage Display: Dyax intends to continue to license its Phage Display patents widely to permit and encourage the broad application of Phage Display, and to obtain revenues from license fees, potential milestone payments and royalties on Phage Display-derived products. Dyax offers non-exclusive licenses in the fields of therapeutics, antibody-based in vitro diagnostics. Under these licenses, Dyax has retained all rights to practice Phage Display in the fields of separations and in vivo imaging. To date, 30 licensees are licensed under Dyax's Phage Display patents.

     Discover and Internally Develop Therapeutic and Diagnostic Leads: To date, Dyax has used Phage Display to identify three proprietary lead therapeutic compounds with potential applications that include inflammatory diseases and certain cancers and one lead diagnostic compound for in vivo imaging of inflammation. Dyax intends to discover and develop additional leads and anticipates that initial leads arising from internally funded programs will be selected for therapeutic and diagnostic targets that are readily available in the public domain; however, the Company also intends to identify new leads for therapeutic and diagnostic targets that it discovers or licenses from others. Dyax further plans to pursue an internally funded program to use Phage Display to identify and develop new targeting agents for in vivo imaging using nuclear medicine.

     Leverage Phage Display Through Collaborations: Dyax is leveraging its proprietary technology in the fields of therapeutics, diagnostics and separations by entering into discovery and development collaborative arrangements with biotechnology, pharmaceutical and diagnostics companies. The Company is currently engaged in four collaborative arrangements and is performing or has completed more than nine funded lead discovery projects. Under these arrangements, Dyax generally receives research funding and potential future revenue upon commercialization of any resulting products. The Company intends to enter into additional collaborative arrangements for new lead discovery and preclinical and clinical evaluation of its current and future lead therapeutic and diagnostic compounds, while potentially retaining product rights by field or geographic area.

     Continue to Develop and Market Innovative Separations Products: Dyax believes that it is well positioned to meet the purification challenges of complex therapeutic products such as proteins and vaccines. The Company intends to leverage its existing Biotage chromatography product line through the introduction of innovative affinity separations products designed to meet the emerging needs of the combinatorial chemistry and genomics markets. Through collaborative arrangements with pharmaceutical and biotechnology companies, Dyax is using Phage Display to identify binding compounds, known as "affinity ligands," that can potentially be used in products designed to purify quickly and inexpensively therapeutics in commercial quantities. Dyax plans to develop proprietary affinity separations products for purifying a customer's specific compound and for separating classes of molecules that may be used by a number of customers.

DYAX PROGRAMS AND PRODUCTS

     Dyax's business activities consist of: (i) a patent licensing program; (ii) discovery and development programs in therapeutics, in vivo imaging and other diagnostics; and (iii) the manufacture and sale of its Biotage chromatography products and systems and research and development of innovative separations products. See "Risk Factors -- Dependence on Phage Display; New and Uncertain Technology; No Clinical Trials or Sales of Phage Display-Derived Products to Date."

  Patent Licensing Program

     The Company has established a broad licensing program of its Phage Display patents for use in the fields of therapeutics, antibody-based in vitro diagnostics and Phage Display research kits. Through this program, Dyax grants companies and research institutes non-exclusive licenses to practice Dyax's Phage Display patents in their discovery and development efforts in the licensed fields. Since the inception of this licensing program in 1996, the Company has licensed 30 licensees. Dyax believes that the success of its patent licensing program provides support for its patent position in Phage Display and the utility of Phage Display as an enabling discovery technology. Under these licenses, Dyax has retained all rights to practice Phage Display in the fields of separations and in vivo imaging.

     The Company's license agreements generally provide for a signing fee, annual maintenance fees, milestone payments based on successful product development and royalties based on any future product sales. In addition, under the terms of the Company's standard license agreement, the licensee covenants not to sue the Company under certain of the licensee's Phage Display improvement patents, if any, which the Company believes will give it greater freedom to practice enhancements to Phage Display. To date, licensees have been offered standardized payment terms or, for certain fields, the ability to choose from a matrix of fees and royalties. The matrix generally ranges from lower signing and maintenance fees with higher milestone payments and royalties to higher signing and maintenance fees with lower milestone payments and royalties. The fees and royalty rates under this program are subject to change from time to time. In the case of Affymax Technologies, N.V. (and its parent, Glaxo Wellcome PLC), Dyax negotiated a fully paid-up license. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's licensees include Affymax Technologies, N.V. (and its parent, Glaxo Wellcome PLC), Amersham Pharmacia Biotech, Biosite Diagnostics Incorporated, Bristol-Myers Squibb Company, Cambridge Antibody Technology Limited, Chiron Corporation, Chugai Biopharmaceuticals, Inc., Corvas International, Inc., Cytogen Corporation, DuPont Merck Pharmaceutical Company, Genzyme Corporation, IGEN International, Inc., Invitrogen Corp., Merck & Co., Inc., Millennium BioTherapeutics, Inc., Monsanto Company, MorphoSys GmbH, New England BioLabs, Inc., Novagen, Inc., Pharmacia & Upjohn, Co., Praecis Pharmaceuticals Inc., Prizm Pharmaceuticals, Inc., R.W. Johnson Pharmaceutical Research Institute, Scios, Inc., Stratagene, Inc., Tera Biotechnology Corporation, The Burnham Institute, The University of Texas Southwestern Medical Center at Dallas, and Utrecht Biotechnology Systems B.V. The Company expects that the number of its licensees will change from time to time.

  Therapeutic and Diagnostic Discovery and Development Programs

     Dyax is using Phage Display internally and through collaborative arrangements to discover and develop therapeutic and diagnostic product candidates. The following table summarizes the Company's therapeutic and diagnostic discovery and development programs. This table is qualified in its entirety by reference to the more detailed descriptions appearing elsewhere in this Prospectus.

                    DYAX THERAPEUTIC AND DIAGNOSTIC PROGRAMS

                                               LEAD
        DISEASE AREA/INDICATION              COMPOUND           STATUS            COLLABORATOR
----------------------------------------  --------------    --------------    --------------------
THERAPEUTICS:
Pulmonary Inflammation/Cystic Fibrosis    EPI-HNE4          Preclinical(1)    Debiopharm

Chronic Inflammation/Hereditary           EPI-KAL2          Lead              Genzyme(4)
  Angioedema and Inflammatory Bowel                         Identified(2)
  Disease

Cancer/Prostate Cancer                    EPI-PLA2          Lead                       --
                                                            Identified(2)
DIAGNOSTICS:
Inflammation/Infection                    EPI-HNE4          Preclinical(1)    University of
                                                                              Massachusetts
                                                                              Medical Center
Pulmonary Disease/Deep Vein Thrombosis          --          Discovery(3)      EPIX Medical
  and Pulmonary Embolism

---------------
(1) "Preclinical" indicates efficacy and toxicology testing in vitro and in animals and may include process development and manufacturing scale-up for initial trials.

(2) "Lead Identified" indicates that a lead compound has been identified that meets certain criteria, but which may need to be further evaluated or modified before preclinical development, if any.

(3) "Discovery" indicates initial Phage Display screening or molecular design of a group of compounds before a lead compound is identified.

(4) Subject to negotiation of definitive collaboration agreement. See "Certain Transactions."

  Therapeutics

     The first step in the discovery and development of a therapeutic product is generally the identification of a molecular target that is involved in a disease. Once a target has been identified, the next step is typically a search for a compound that will bind to this target to achieve a desired effect. This time-consuming and costly step includes the screening of conventional libraries of chemical compounds which can contain tens to hundreds of thousands of independent potential binding compounds and the development of biological assays for evaluation of selected compounds. The cost and time associated with traditional drug development limits the number of potential drug candidates that can be evaluated. In addition, scientific advances, such as genomics and related target discovery technologies, are resulting in the identification of thousands of new therapeutic target candidates. To take advantage of this increasing number of target candidates, pharmaceutical and biotechnology companies are seeking more efficient methods for target validation and identification of binding compounds that can lead to new therapeutic products. Advances in combinatorial chemistry have increased throughput of binding compound discovery compared to traditional discovery methods, but the chemical synthesis of selected compounds still requires months to years of expensive research.

     Using Phage Display, the Company believes scientists can discover binding compounds with high specificity and high affinity more rapidly than by conventional and combinatorial chemistry approaches. Phage Display libraries of up to hundreds of millions of potential binding compounds can be generated in a few weeks. These libraries are thousands of times greater in size than those that can be generated using, for example, combinatorial chemistry. Furthermore, the protein framework of the Phage Display library can be selected or designed to ensure that all compounds in a library have predetermined properties, such as structure, size, stability and lack of immunogenicity. Scientists can then use Phage Display to rapidly select groups of related proteins that bind to a therapeutic target with high specificity and high affinity. The Company believes that by analyzing binding compounds identified through Phage Display with the Company's proprietary structure activity relationship ("SAR") technology, it will be possible to accelerate the process of small molecule drug design. In addition, Phage Display can be used in conjunction with genomics technologies to provide high-throughput analysis and purification of new gene products for validating novel therapeutic targets. See "-- Dyax Technology."

     Dyax's current programs in therapeutic discovery and development are:

     Inflammation. Inflammatory disorders occur when the immune system overreacts to a perceived foreign substance. One aspect of this overreaction is the activation of neutrophils and the release of neutrophil elastase, an enzyme that digests proteins including bacterial and cellular debris. The unregulated production of neutrophil elastase is thought to be the primary cause of tissue damage and abnormal inflammatory response in disorders such as pulmonary inflammation (cystic fibrosis, chronic bronchitis and emphysema), chronic inflammation and acute inflammatory disorders (appendicitis and acute respiratory distress syndrome). Another protease, plasma kallikrein, is elevated at the inflammatory sites of rheumatoid arthritis and inflammatory bowel disease. Plasma kallikrein is thought to contribute to the pathology of rheumatoid arthritis both by activating an enzyme that degrades the collagen matrix and by causing release of molecules that activate other inflammatory cells. Similarly, activation of a localized inflammatory response by kallikrein may contribute to the pathology of inflammatory bowel disease.

     Using Phage Display, Dyax has discovered a proprietary lead compound, EPI-HNE4, that binds to and inhibits human neutrophil elastase. EPI-HNE4 is currently in preclinical development for the treatment of inflammation resulting from cystic fibrosis, an inherited disorder characterized by pulmonary inflammation that leads to abnormally thick mucus secretions which impair pulmonary function and can result in fatal infections. Because EPI-HNE4 binds to its target protease with high specificity and high affinity, the Company believes that it will reduce the inflammatory response while not interfering with other physiological processes. Additional indications for EPI-HNE4 may include other causes of pulmonary inflammation and acute inflammatory disorders. Dyax has entered into an agreement to develop EPI-HNE4 with Debiopharm S.A., a Swiss pharmaceutical company ("Debiopharm"). See "-- Collaborations."

     Using Phage Display, Dyax has also discovered EPI-KAL2, a proprietary lead compound which binds to and inhibits plasma kallikrein. Like EPI-HNE4, EPI-KAL2 is a small, stable protein that can be delivered by injection. The Company intends to work with academic investigators to test EPI-KAL2 in animal models of chronic inflammatory disease including hereditary angioedema and inflammatory bowel disease. In June 1998, the Company and Genzyme entered into a non-binding letter of intent for the joint development and commercialization of EPI-KAL2 for the treatment of chronic inflammatory diseases, with initial development to be focused on inflammation resulting from hereditary angioedema. Subject to the negotiation of a definitive agreement, Dyax will initially fund up to several million dollars of development costs and thereafter the parties will fund equally all development costs. Upon signing the definitive collaboration agreement, Genzyme will extend to the Company a line of credit which the Company may use to fund a portion of such development costs or for any of the Company's other research and development programs. In addition, the Company will be entitled to receive significant milestone payments and up to 50% of the profits from sales of products developed under this collaboration. The Company believes that the proposed collaboration with Genzyme will provide Dyax with significant financial and other resources to continue preclinical and clinical development of this proprietary compound, although there can be no assurance that such an agreement will be consummated. See "Certain Transactions." Genzyme has also committed to purchase $3.0 million of the Company's Common Stock in the Genzyme Investment.

     Dyax is using its SAR technology to design and synthesize an orally available small molecule with the inhibitory capabilities of EPI-HNE4 and intends to similarly design and synthesize a small molecule comparable to EPI-KAL2. Orally available drugs are generally preferred for use in patients with chronic inflammatory conditions compared to drugs delivered by inhalation or injection. Dyax scientists have used the SAR data generated from EPI-HNE4 and related binding compounds selected through Phage Display to design and synthesize small molecule compounds that retain the neutrophil elastase inhibitory activity of EPI-HNE4 and have affinities in the range of existing therapeutic products. Dyax is continuing to design additional small molecule compounds with the same inhibitory profile, aiming to achieve higher specificity, higher affinity and potentially greater efficacy with fewer side effects than existing treatments for inflammation.

     Cancer. Cancer is characterized by uncontrolled cellular growth, which can lead to death. Growth and metastasis of some cancers has been shown to be dependent on the activity of the protease, plasmin. Using Phage Display, Dyax has discovered EPI-PLA2, a potent and specific inhibitor of plasmin. Dyax is evaluating EPI-PLA2 in cell-based models of prostate cancer metastasis in collaboration with the M.D. Anderson Cancer Center at the University of Texas. The Company also intends to evaluate EPI-PLA2 for treatment of other metastatic cancers.

     Other Therapeutic Discovery Programs. The Company is also planning to pursue other therapeutic discovery programs. One such indication is multiple sclerosis ("MS"), the primary neurodegenerative disease of young adults, which is caused when the patient's immune system attacks the protective protein layer that insulates neurons of the central nervous system. The research group of Dr. Stephen Hauser, a leading investigator in MS at the University of California, San Francisco, has identified a protease involved in the entry of immune system components into the central nervous system, where they attack the neurons and initiate an MS episode. Dyax recently entered into a consulting agreement with Dr. Hauser to assist the Company in developing a program to use Phage Display to discover and develop a potential treatment for MS. The Company intends to identify other opportunities for therapeutic product discovery and development using Phage Display.

     Therapeutic Discovery Collaborations. The Company has also entered into funded discovery collaborative arrangements with Athena Neurosciences, Inc., SangStat Medical Corporation and Tularik Inc. Generally, in these collaborative arrangements, the Company screens its Phage Display libraries to identify compounds that bind to a collaborative partner's therapeutic or diagnostic targets of interest. Generally, if the collaborative partner chooses to continue to develop the binding compound into therapeutic lead candidates, the Company will be entitled to receive milestone payments and/or royalties on future product sales based on the collaborative partner's successful development and marketing of such leads as products.

  Diagnostics

     A diagnostic product generally consists of a detectable marker linked to a binding compound with specificity and affinity for a molecular target, thereby indicating the presence or absence of that target. The higher the specificity and affinity of the binding compound used in a diagnostic product, the more accurate and sensitive the test. In the case of in vivo diagnostic imaging to detect certain disease conditions, it is also necessary to have a targeting agent that will localize rapidly to the target tissue or organ after it is administered to the patient.

     For the past twenty years, the method of producing monoclonal antibodies using the natural immune system of the mouse (hybridoma technology) has been the best available means of supplying binding compounds for in vitro and in vivo diagnostics. In this method, a desired target is selected and injected into a mouse, which produces antibodies. The mouse antibody-producing cells are then isolated and propagated outside the animal. However, using hybridoma technology for the discovery and development of antibody products has inherent limitations, such as time, the inability to utilize certain types of targets (including those which are toxic or nonimmunogenic to the animal) and the inability to control specificity of antibodies produced in the mouse. As targeting agents for in vivo imaging, mouse antibodies have additional limitations, including long clearance times and slow penetration to the disease foci requiring 24 to 48 hours of hospitalization after injection before a useful image can be obtained and immunogenicity that limits the number of times a patient can be safely imaged with any mouse antibodies.

     For in vivo diagnostic imaging products, Dyax believes that Phage Display will enable the identification of binding compounds that are smaller in size and have higher specificity and affinity and greater bioavailability than mouse monoclonal antibodies, and that these compounds will be more effective diagnostic imaging agents that will permit more accurate and, in some cases, earlier diagnosis of disease. For in vitro diagnostic applications, the most immediate opportunity is the use of Phage Display as a source of monoclonal antibody reagents. Phage Display can be used to display large collections of human antibodies. The Company believes that Phage Display allows more rapid identification of antibodies and other binding compounds than hybridoma technology and could potentially replace animals as a source of antibodies for diagnostic and research applications. Phage Display libraries can be screened in high throughput formats so that antibodies that bind to any diagnostic target can be isolated cost-effectively in a few weeks, compared to the six to nine months required to immunize, isolate and propagate antibody-producing cells from mice.

     Dyax's current programs for the discovery and development of in vivo diagnostics are:

     Inflammation/Infection Imaging. Disease indications that are likely candidates for inflammation-infection imaging include inflammatory bowel disease, fever of unknown origin, arthritis, certain autoimmune disorders and pulmonary diseases. The Company believes that there is a need for an imaging agent that can provide early and accurate identification of both sterile and infectious inflammatory sites in vivo and that there are no sensitive, specific products for rapid diagnosis of these disorders currently available. The most common tools currently available for locating inflammation are time-consuming, inaccurate and/or expensive. Dyax is evaluating a modified form of EPI-HNE4 in preclinical studies as a diagnostic imaging agent for sites of inflammation (including infection) in collaboration with scientists at the University of Massachusetts Medical Center. Preclinical development of EPI-HNE4 as an agent for imaging inflammation has been supported by a Phase I Small Business Innovation Research grant from the National Institutes of Health. The imaging agent being developed by Dyax consists of EPI-HNE4 as the targeting portion with technetium-99 as the detectable marker.

     Cardiovascular Imaging. Disease indications that are likely candidates for cardiovascular imaging include deep vein thrombosis ("DVT") and pulmonary embolism ("PE"). DVT is caused by the formation of a fibrous blood clot in the veins of the lower limbs. PE results when a DVT clot breaks loose and travels to the lungs, where it can block blood flow. Dyax is collaborating with EPIX Medical Inc. ("EPIX") using Phage Display to identify binding compounds for a molecular component of fibrous blood clots which could be used in an imaging agent for DVT and PE. Under the collaborative arrangement, Dyax has identified a group of potential binding compounds. The product under development with EPIX will be based on a novel labeling chemistry that increases the sensitivity of an image generated using magnetic resonance imaging ("MRI"). EPIX plans to develop the identified binding compounds for use in MRI, while Dyax has retained the right to develop these compounds for use in nuclear medicine imaging. See
"-- Collaborations."

     Other In Vivo Diagnostic Programs: Dyax intends to evaluate additional Phage Display-derived binding compounds for use in in vivo diagnostic imaging. These compounds may be discovered through internally funded programs or may be licensed from other sources. For example, the Company recently signed an agreement with The Burnham Institute ("Burnham"), one of the Company's patent licensees, to evaluate for use in in vivo diagnostic imaging Phage Display-derived binding compounds discovered at Burnham's. Under the terms of this agreement, the Company has the exclusive right to evaluate all of these binding compounds and the option to license them exclusively for in vivo diagnostic imaging.

  Biotage Separations Products and Research and Affinity Separations Development Programs

     Purification of a therapeutic product is a complex, multi-step process, which can account for over 50% of a product's manufacturing costs. A widely used separations technology, chromatography, is used to purify the desired product or to remove impurities from the production mixture during the discovery, development and manufacturing of a therapeutic product. Chromatography is a technology that separates molecules in a liquid mixture using differential adsorption of molecules. In this technology, molecules pass through a chamber, or column, packed with separations media. The migration rates of different molecules through the column vary due to differences in the strength of binding interactions with the media in the column. In conventional chromatography, separations are based on broad physical properties such as size, charge or hydrophobicity, and the types of available, standard chromatography media has changed little in recent years. Chromatographic separations are achieved by selection of the surface chemistry of the media and the solvent composition such that different molecules exit the column at different times and therefore can be collected and/or detected in purified form. For a given separation, the available media generally has unpredictable specificity and there has been no practical way to modify the existing materials to create specific binding to a particular target. Thus, the development of useful separation processes relies on trial and error and is time consuming and labor intensive.

     The Company believes that Phage Display is a powerful tool for developing new affinity separations media that can cost effectively and efficiently purify increasingly complex therapeutic products. In affinity chromatography, a ligand that binds with high specificity and high affinity to either the desired compound or a specific class of impurities to be removed is attached to the media. When the desired compound is captured on the affinity media, impurities are washed away. By changing the solvent conditions, the desired compound can be released from the media resulting in a product that is (in most cases) at higher concentration than in the original mixture. Alternatively, a specific class of impurities is captured on the media to allow the desired product to flow through in a purified form. Phage Display can be used to generate small, stable ligands that have high specificity and high affinity for the desired compound or impurity. Since affinity chromatography can purify the desired compound in one column, one such affinity chromatography column can replace multiple conventional chromatography columns which otherwise would be required. Dyax has developed compounds that bind and release in predetermined conditions, such as those conditions that can be used for process-scale separations. The Company believes that these new affinity separations products can reduce the time, cost and risk associated with pharmaceutical purification at the discovery, development and production scale. Dyax plans to combine its Biotage chromatography systems with any affinity chromatography media that may be derived through Phage Display to provide system solutions for the purification of natural products, peptides, proteins, organic compounds and other molecules. See "Risk Factors -- Limited Revenues to Date from Separations Products; Need to Develop New Separations Products."

     Biotage Separations Products

     Dyax develops, manufactures and sells chromatography separations systems and is a leader in the development, manufacture and sale of cartridge chromatography products and systems, which it sells under the Biotage trade name. The Company's prepacked, disposable cartridges can be packed with a wide range of media from a variety of sources. The Company believes that its cartridge-based systems provide competitive advantages to its customers compared to manually packed systems, including greater speed and convenience, lower cost, improved safety (no exposure of production personnel to media) and reproducible performance leading to significant cost savings due to reduction of labor and decreased solvent usage. The Company has sold its current line of Biotage chromatography products and systems to over 50 leading pharmaceutical and biotechnology companies worldwide, including Bachem AG, Bayer Corporation, Genentech, Inc., F. Hoffmann-La Roche, Ltd., Merck & Co., Inc., Novartis, Pfizer, Inc., Pharmacia & Upjohn Co. and Wyeth-Ayerst Laboratories, Inc. (a subsidiary of American Home Products Corporation).

     The following are the Company's principal chromatography products:

          FLASH Chromatography Systems and Cartridges: FLASH systems are designed to efficiently and cost effectively purify a single chemical compound from a complex synthetic mixture. The FLASH systems range in price from $2,500 for discovery and development scale systems to over $100,000 for production scale systems. The manufacturing scale systems can replace other processes, including chromatography using large glass or steel columns or batch adsorption and filtration using larger tanks and filters. The FLASH systems include radial compression modules that are designed to enhance performance by stabilizing the media and increasing flow rates. The Company believes that the FLASH product line, which was introduced by the Company in 1994, is the only commercially available line of prepacked disposable cartridges for separations from the discovery scale to the manufacturing scale.

          Parallex Parallel Purification System: Dyax's automated Parallex system is a high throughput, high-resolution chromatography workstation designed for the combinatorial chemistry market. The integrated system includes four independent high pressure liquid chromatography ("HPLC") columns, bar-coded sample input and intelligent fraction collection based on analysis of the compounds as they emerge from the columns using a proprietary four-channel, dual wavelength UV detector. HPLC technology is widely used in the pharmaceutical industry, particularly for purification of synthetic organic molecules, synthetic peptides, oligonucleotides and natural products. Information is tracked and stored using the Company's proprietary software that can interface with commercially available central data management systems. Up to 900 samples can be run and purified automatically in a 24-hour period. To the Company's knowledge, there is currently no similar product available for this emerging market that can integrate the data from several hundred samples per day at comparable efficiency. The list prices for the Parallex systems, which were introduced by the Company in 1997, range from $190,000 to over $240,000.

          Kiloprep Systems and Cartridges: The Company's Kiloprep systems are high resolution chromatography systems that use prepacked HPLC cartridges and radial compression technology for discovery, development and manufacturing scale purifications. Kiloprep HPLC systems work with a variety of solvents, include advanced automation features and provide documentation and validation for current GMP regulatory environments. Manufacturing scale Kiloprep systems are built to individual customer specifications. By contrast, competing process-scale HPLC systems rely on prepacked stainless steel columns or user-packed HPLC columns. Kiloprep cartridges are used exclusively in the Kiloprep system for purifications from the milligram to the kilogram scale. The list prices for the Kiloprep systems, which were introduced by the Company in 1990, range from $50,000 for laboratory systems to over $300,000 for custom ordered manufacturing scale systems.

          ProPrep Chromatography Systems: The Company's ProPrep systems are customized to meet the requirements of development and manufacturing scale chromatography applications for cGMP production of biologics. The Company believes that, compared to other commercially available systems, the ProPrep line provides a superior turn-key, highly engineered system with superior gradient performance and an "explosion proof" design that allows the system to be used in a hazardous manufacturing plant environment. These systems will be used to support the new BioFLASH prepacked chromatography cartridges described below. The Company also plans to improve overall purification performance of any new affinity separations media that incorporate binding compounds discovered through Phage Display by using the ProPrep hardware and software technology platforms. The prices for ProPrep systems, which were introduced by the Company in 1993, range from $150,000 to over $500,000.

          BioFLASH Prepacked Cartridges and Systems: The Company's BioFLASH cartridges, which are expected to be introduced in the second half of 1998, will consist of prepacked, disposable cartridges containing media specifically designed for separations of biological materials. Virtually any chromatography media for separating biological material can be packed in these cartridges. This product line, which is derived from the Company's FLASH chromatography systems for traditional chemical separations, is designed to allow operation of the BioFLASH cartridges in a stand alone or radially compressed format. The Company believes that BioFLASH cartridges and systems will have competitive advantages over existing products for development and manufacturing scale because they provide reproducible performance, higher pressure ratings (i.e., faster, higher resolution separations) and reduced cross-contamination and sterilization capability for virtually any bioseparation that is currently carried out in a glass or stainless steel column. The Company plans to use the BioFLASH product line as the platform for its Phage Display-derived affinity separations products under development.

     Affinity Separations Development Programs

     Dyax is using Phage Display to develop new affinity separations products which it believes will be more effective than conventional separations technologies. The Company has established a collaborative arrangement with Novo Nordisk to use Phage Display to develop new tools for the rapid evaluation of certain of Novo Nordisk's therapeutic candidates. Dyax has several funded discovery projects with different companies, including Argonex, Inc., Genetics Institute, Inc., Genzyme Transgenics Corporation, Glaxo Research and Development Limited, Merck & Co., Inc. and Pall Corporation. These projects seek to identify one or more potential binding compounds that can be attached to media for development into affinity separations products for purification of the collaborative partner's designated therapeutic product. To date, Dyax has discovered affinity ligands for such products as a viral vaccine, tissue plasminogen activator, a recombinant blood product and transgenic animal and plant products. Under certain of these programs, the Company has delivered affinity separations products containing Phage Display-derived affinity ligands for testing and evaluation. Further, in one of these programs, the partner has agreed to proceed with the development of the affinity ligand for use in purification of a biotherapeutic product. The Company is continuing to seek collaborative partners in the discovery and development of affinity separations products.

     In addition to its custom-designed affinity separations products program, Dyax is developing proprietary affinity separations products, including products under development in a collaborative arrangement with CropTech for broad commercial applications. The Company believes that these products will have applications in research as well as in the process and manufacturing markets. To date, none of the Company's affinity separations products have been used for commercial scale manufacturing and there can be no assurance that such products or other products developed in the future, if any, will be used for commercial scale manufacturing. See "-- Collaborations."

DYAX TECHNOLOGY

  Phage Display

     Phage Display is used to select proteins that bind to a target of interest. The selection is made from a diverse set of up to hundreds of millions of proteins displayed on the surface of a bacterial virus, bacteriophage, known commonly as "phage." The Company's Phage Display process generally consists of:
(i) generating a large collection of phage, known as a "library," that contains genes encoding up to hundreds of millions of related proteins, or potential binding compounds, (ii) screening the library by exposing it to a specified target and isolating those phage whose displayed proteins bind to the target; and (iii) analyzing the selected binding compounds by sequencing their genes and by producing and characterizing small quantities for relative specificity and affinity to the target.

     Generating a Phage Display Library. The generation of a Phage Display library is based upon a single protein framework and contains up to hundreds of millions of variations of this protein. The first step in generating a library is the selection of the protein framework upon which the library will be created. This selection is based on desired product properties, such as structure, size, stability, or lack of immunogenicity. Scientists then determine which amino acids in the framework will be varied. Amino acids that contribute to the chosen framework properties are not varied. The exact number and type of different amino acids that are varied is also controlled, so that the resulting Phage Display library consists of a diverse set of chemical entities, each of which retains the desired physical and chemical properties of the original framework.

                       GENERATING A PHAGE DISPLAY LIBRARY

                    [GENERATION OF A PHAGE DISPLAY LIBRARY]
     The next step is the creation of a collection of genes encoding the designed variations of the framework protein. Scientists can easily generate diverse collections of up to hundreds of millions of different synthetic DNA sequences. Each new DNA sequence, or gene, encodes a single protein sequence that will be displayed on the surface of the individual phage that contain this gene. The new DNA sequences are combined with phage genome DNA and certain enzymes so that the new DNA is inserted into a specific location of the phage genome, such that the encoded protein will be displayed on the phage surface as a fusion to one of the existing (naturally occurring) phage proteins. The phage is a physical link between the displayed protein and its gene.

     The new phage genomes are then transferred into laboratory bacteria, where the phage genome directs the bacterial cells to produce thousands of copies of each new phage. The resulting collection of phage is the Phage Display library. Because the Phage Display library can be reproduced by infecting a new culture of laboratory bacteria to produce thousands more copies of each phage, libraries can be maintained for a potentially unlimited number of screenings.

     In addition to the creation of synthetic DNA sequences for a Phage Display library, scientists can also use naturally occurring genes, such as genomic DNA (all genes in an organism) or cDNA (sequences that represent all the expressed genes in a cell or organism) as sources of the genes for a library. For example, Phage Display libraries of human antibodies can be used to isolate monoclonal antibodies in a significantly shorter period of time than required for existing hybridoma technology.

     Screening Phage Display Libraries. Once a Phage Display library is generated, scientists can select binding compounds with high specificity and high affinity by exposing the library to specified targets of interest and isolating the phage that display compounds that bind to the target. For certain applications of Phage Display, such as separations, scientists can design the binding and release conditions into the selection. Each individual phage contains the gene encoding one potential binding compound, and when its displayed protein is selected in the screening procedure, it can be retrieved and amplified by growth in laboratory bacteria.

     To screen a Phage Display library, the library is exposed to the target under desired binding conditions. The target is normally attached to a fixed surface, such as the bottom of a tube, or a bead, allowing phage whose potential binding compounds do not bind to the target to be removed. Once these unbound phage are washed away, the phage containing the selected binding compounds can be released from the target. Since the phage are still viable, they can be amplified rapidly by again infecting bacteria. This property of ready amplification is unique to biological systems. Binding compounds identified during the first round of selection generally include some that bind to the target molecule with varying degrees of specificity and affinity.

Therefore, the amplified phage are again exposed to the target molecule in another round of screening, to enrich for those phage whose displayed binding compounds have the desired specificity and affinity. The procedure is repeated several times until a group of related binding compounds with the desired characteristics can be identified.

                       SCREENING A PHAGE DISPLAY LIBRARY

                     [SCREENING OF A PHAGE DISPLAY LIBRARY]
     Evaluation of Selected Binding Compounds. Screening Phage Display libraries generally results in the identification of one or more groups of related binding compounds. These groups of compounds are valuable in providing information about which chemical features are necessary for binding to the target with specificity and affinity, as well as which features can be altered without affecting binding. Using DNA sequencing, scientists can determine the amino acid sequences of the binding compounds and identify the essential components of desired binding properties by comparing similarities and differences in such sequences. If desired, the binding compounds can be further optimized by building additional Phage Display libraries based on these key components and repeating this process. Small amounts of the binding compound can be produced by growing and purifying the phage. For production of larger amounts, the gene can be removed from the phage DNA and placed into a standard recombinant protein expression system. Alternatively, if the identified binding compound is sufficiently small, it can be chemically synthesized. These binding compounds can be evaluated for desired properties including affinity, specificity and stability under conditions that will be encountered in its intended use. From each group of compounds, a lead compound with the best properties can be identified and developed and tested as a therapeutic, diagnostic or affinity separations product.

  Other Technologies

     Structure Activity Relationship Technology. The SAR information obtained from the group of Phage Display-derived binding compounds can be used to initiate small molecule drug design. The framework selected or designed to generate a Phage Display library can be structured so that the amino acids that interact with the target during binding are from a small, structurally constrained region of the protein framework. Selection of binding compounds from such Phage Display libraries does not yield a single result, but rather a group of closely related variants of the framework protein that bind to the target. Dyax believes that its proprietary SAR technology, including molecular modeling and computational chemistry capabilities, can be used for the discovery of small molecules that are potentially orally available drug candidates. Traditionally, structure-based rational drug design has relied on determination of the three dimensional structure of the therapeutic target, which requires large quantities of purified material. In contrast, Dyax's SAR approach does not require structural information regarding the target molecule. Small molecule drug candidates are instead designed using information derived from the group of binding compounds selected through Phage Display, and can be performed with a part of the target or with impure preparations of the whole target. The structured peptide and small protein binding compounds discovered through Phage Display are less complex and substantially more accessible to three-dimensional structural determination through nuclear magnetic resonance and X-ray crystallography methods than most therapeutic targets. Dyax has used this strategy to design small molecule neutrophil elastase binding compounds that have demonstrated the desired inhibitory activity in in vitro assays. See
"-- Dyax Programs and Products -- Therapeutic and Diagnostic Discovery and Development Programs -- Therapeutics."


     Subtractive Antibody Screening. Subtractive antibody screening ("SAS") is a differential screening technology that identifies genes encoding cell surface or secreted proteins that are expressed in one cell type (target cell type), such as a diseased tissue type and not in another cell type (subtractive cell type). Most therapeutic targets for which drugs exist today are either cell surface or secreted proteins, which are more accessible to drugs. Dyax has licensed exclusive rights to SAS technology developed by the Whitehead Institute for Biomedical Research at the Massachusetts Institute of Technology and Massachusetts General Hospital. Scientists using the SAS technology first isolate the cell surface or secreted proteins from the target cell type. These proteins are injected into an animal to generate antibodies. The antibodies that recognize proteins from a subtractive cell type, such as a normal tissue type, are removed. The remaining antibodies will bind to proteins that are unique to the target cell or tissue type. The genes encoding protein products which react with the remaining antibodies can be cloned using existing cDNA expression cloning techniques. Dyax scientists plan to use SAS to identify novel accessible target proteins. Dyax intends to use targets identified through SAS to screen its Phage Display libraries to discover binding compounds that could be leads for therapeutic and diagnostic products. In the event that the Company successfully commercializes one or more therapeutic products that bind to proteins identified using the SAS technology resulting in agreed upon product sales milestones, the Company will be obligated under the license agreement to pay to MIT up to approximately $1.7 million in milestone payments and license fees for each such product.


COLLABORATIONS

     To date, the Company has received a significant portion of its revenue from its corporate collaborative partnerships and funded discovery projects and the Company expects that it will continue to rely on several collaborative partners to fund different product development efforts and new research and development efforts for the foreseeable future.

  Therapeutics and Diagnostics

     Dyax is leveraging its Phage Display in therapeutics and diagnostics through discovery and development collaborative arrangements with biotechnology, pharmaceutical and diagnostics companies. Currently, the Company has two corporate collaborative partnerships (under which Dyax and its partner each have on-going development rights and/or obligations) and three funded discovery projects (under which Dyax's obligation, absent further agreement, is limited to conducting a discovery project and Dyax is entitled to milestone and royalty payments if the other party proceeds with development) for applications of its Phage Display technology. The Company's principal ongoing therapeutic and diagnostic corporate collaborative partnerships are:

     Debiopharm. In March 1997, Dyax entered into a Research and Development Agreement with Debiopharm for the clinical development of the Company's neutrophil elastase inhibitors, including EPI-HNE4. Under the terms of the agreement, Debiopharm will undertake at its own expense the development and production of EPI-HNE4 for the treatment of inflammation resulting from cystic fibrosis and other chronic pulmonary inflammatory disorders, in exchange for an option to obtain an exclusive commercial license for therapeutic uses of EPI-HNE4 in the European market. This option is exercisable by Debiopharm at no additional cost until March 2000, subject to extension. Dyax has the right to use the regulatory information, including preclinical, clinical and manufacturing data, generated by Debiopharm and retained all rights to develop and produce EPI-HNE4 in all other fields and territories. If Debiopharm exercises the option, the Company is entitled to receive a royalty on revenues received by Debiopharm from the use or sale in the European market of therapeutic products developed using such information. In the event the Company chooses to use information owned solely by Debiopharm for therapeutic uses of EPI-HNE4, the

Company will be obligated to pay to Debiopharm a royalty on revenues received by the Company from the use or sale of products outside Europe.

     EPIX. In June 1997, Dyax entered into a Collaboration Agreement with EPIX pursuant to which EPIX agreed to fund a research program in which the Company will use Phage Display to identify peptides for use in thrombi imaging applications. EPIX and Dyax agreed, following the completion of the research program, to jointly identify and develop compounds that specifically target pulmonary embolism and deep vein thrombosis for use in MRI and nuclear medicine in vivo imaging agents used to diagnose these disorders. EPIX will be responsible for the development of, and will have exclusive commercial rights to, imaging agents developed for the MRI field and the Company will be responsible for the development of, and will have the exclusive commercial rights to, imaging agents for the nuclear medicine field. If any products are successfully developed under the agreement, the Company is entitled to receive royalties from sales of MRI products and EPIX is entitled to receive royalties from any sales of nuclear medicine products. EPIX may terminate the agreement during the Research Program, and either EPIX or the Company may terminate the agreement after the completion of the Research Program, upon three months' prior notice. Unless sooner terminated, the EPIX agreement terminates with respect to the covered products on a country by country basis 15 years after the first commercial sale of such products in each country.

     Discovery Projects. In addition to the two corporate collaborative partnerships described above, the Company has also entered into funded discovery projects with Athena Neurosciences, Inc., SangStat Medical Corporation and Tularik Inc. Generally, the Company screens its Phage Display libraries to identify compounds which bind to a collaborative partner's therapeutic or diagnostic targets of interest. In addition, if the collaborative partner chooses to continue to develop the binding compound into therapeutic leads, then the Company will be entitled to receive milestone payments and/or royalties on product sales based on the collaborative partner's successful development and marketing of leads as products.

  Separations

     Dyax is also leveraging its Phage Display in the field of separations to develop novel affinity separations technologies and products. In this field, the Company has two corporate collaborative partnerships and several funded discovery projects.

     Novo Nordisk. Also in March 1997, the Company and Novo Nordisk A/S established a two-year collaboration to use the Company's Phage Display technology to develop new tools for the rapid purification and evaluation of certain of Novo Nordisk's therapeutic candidates. During such period the Company expects to perform agreed upon research in this field in exchange for funding from Novo Nordisk in an amount equal to the cost of one full-time scientist. Novo Nordisk has the right to develop further any purification tools identified by Dyax in its therapeutic development programs, and if Novo Nordisk does so, the Company will be entitled to receive license and product-development milestones in the future.

     CropTech. In October 1997, in connection with a $4.3 million Advanced Technology Program grant from the National Institute of Standards and Technology, CropTech Development Corporation ("CropTech") and Dyax entered into a four-year Joint Collaboration Agreement to develop novel technologies for the production and separation of large volume protein products, therapeutic glycoproteins and bioactive peptides. Under the agreement, CropTech agreed to use its transgenic plant technology to develop novel expression systems for these therapeutic products and Dyax agreed to use Phage Display to develop affinity separations systems for use in purifying the protein and peptide products.

     Discovery Projects. Typically, in the funded discovery projects, the corporate sponsors have agreed to fund the Company to use Phage Display to discover affinity ligands for evaluation in the purification and separations processes of the sponsor's pharmaceutical product candidates. These sponsors, which include Argonex, Genetics Institute, Genzyme Transgenics, Glaxo Research and Development Limited, Merck and Pall, generally fund the Company's costs of identifying and testing a custom affinity ligand and are obligated to make a milestone payment upon the successful evaluation of the ligand. Upon completion of the discovery phase, the sponsor generally has the option to expand the project to a development phase and/or to negotiate a license agreement for the commercial use of the affinity ligand in conjunction with a media to purify the sponsor's product, although no product has yet reached this stage. The Company's discovery phase projects to date have included discovery of affinity ligands for such products as a viral vaccine, tissue plasminogen activator, a recombinant blood product and transgenic animal and plant products.

     The Company's collaborative arrangements are generally subject to termination on prior written notice from the collaborative partner. One collaborative arrangement was terminated in 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, there can be no assurance that the Company will be able to negotiate collaborative arrangements on acceptable terms in the future, if at all, or that the Company's current or future collaborative arrangements will be successful and provide the Company with the anticipated benefits, or that current or future collaborative partners will not pursue or develop alternative technologies or products. See "Risk Factors -- Dependence on Collaborations and Licensing."

COMPETITION

     The industries in which the Company competes are characterized by intense competition and rapid technological change. New developments occur and are expected to continue to occur at a rapid pace, and there can be no assurance that discoveries or commercial developments by the Company's competitors will not render some or all of the Company's technologies or potential products obsolete or non-competitive, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's Phage Display technology is one of several technologies available to generate libraries of compounds which can be used to discover and develop new products. Other technologies used by the pharmaceutical, diagnostics and biotechnology industries to identify molecules which bind to a desired target include high throughput screening of chemical and natural products and combinatorial chemistry. Further, the Company licenses other parties in the fields of therapeutic and antibody-based in vitro diagnostic products on a non-exclusive basis under its Phage Display patent portfolio, and, therefore, its licensees may compete with the Company in the development of specific therapeutic and diagnostic products.

     The Company's therapeutic and in vivo diagnostic compounds under development are expected to address one or more indications in the therapeutic or diagnostic markets. The Company will face significant competition in these markets. Also, several companies are using conventional antibody technology and other means to identify products for use as imaging agents, which may compete with any future imaging products of the Company. Although Dyax's goal is to focus its development efforts on selected disease markets in which it believes there is an unmet need, there can be no assurance that others will not have competing products in development or on the market or that the Company will be able to successfully develop such products.

     Chromatography is only one of several types (e.g.,centrifugation, filtration, etc.) of separations processes used in the manufacture of therapeutic products. Dyax will continue to face intense competition from other suppliers of separations products. The principal competitors in the Company's target markets include Amersham Pharmacia Biotech, Millipore Corporation, E. Merck AG, Bio-Rad Laboratories Inc., BioSepra, Inc. and Waters Corporation. In addition, many pharmaceutical companies have historically assembled their own chromatography systems. The Company is not aware of any major competitor in the prepacked disposable cartridge market where its FLASH cartridges are marketed and for which BioFLASH is targeted. Three former employees of the Company's Biotage label products group have established their own chromatography business, which is the subject of a lawsuit initiated by the Company alleging misappropriation of trade secrets. Although the Company has been able to launch and sell chromatography products in desired niche markets to date, the continued success of these products will depend upon customer acceptance, price and proprietary position, as well as the successful introduction of new products. The Company's strategy for its custom affinity separations products is to retain all proprietary rights to its Phage Display intellectual property for the separations field and to retain all rights to any affinity ligands it develops. There can be no assurance that others will not be able to use conventional or combinatorial chemistry approaches, or develop new technology, to identify binding molecules for use in separating and purifying products, including molecules which may compete with the Company's affinity ligands. See "Risk Factors -- Intense Competition; Technological Obsolescence."

PATENTS AND PROPRIETARY RIGHTS

     The Company's success will be significantly dependent upon its ability to obtain patent protection for its products and technologies under development, to defend its issued patents, including patents related to Phage Display, biotechnology and separations products, and to avoid the infringement of patents issued to others. The Company's policy generally is to file for patent protection on new methods and technology useful for the display of binding molecules, new therapeutic, diagnostic and separation product candidates identified through Phage Display, and new chromatography separation methods.

     Patent positions are complex in the fields of biotechnology, therapeutic and diagnostic products and separation processes and products. In order for the Company to commercialize a process or product, many patent rights of other parties may need to be analyzed and often several licenses may be required. The Company is aware of certain patents for which it will likely need to obtain licenses to commercialize its products and technologies. While the Company believes that it will be able to obtain such licenses, there can be no assurance that such licenses, or licenses to other patent rights, will be available on reasonable terms, if at all. In addition, from time to time the Company receives notices of patents which may cover its product development activities as well as any future product commercialization. For example, the Company recently received a letter from Ixsys, Inc. advising of Ixsys's belief that the Company's Phage Display technology falls within the scope of U.S. patent number 5,723,323 (the "5,723,323 Patent") issued in March 1998, which includes a claim to invention of an isolated, diverse population of peptides, polypeptides or proteins comprising greater than 100,000 different stochastic amino acid sequences encoded by stochastic polynucleotide sequences. In their letter Ixsys offered terms for the Company to obtain a non-exclusive license under the 5,723,323 Patent and related patent rights. The Company is in the process of evaluating these patent rights and the license offer. Based on advice of counsel, however, the Company believes that the materials and methods currently employed by the Company, including its practice of Phage Display, are not covered by the 5,723,323 Patent. If the Company decides not to seek a license or does not otherwise obtain the offered license to the 5,723,323 Patent, or if licenses are not available to any other patents that may be required for its activities, there can be no assurance that the Company will not become subject to infringement claims or other legal proceedings, which could result in substantial legal expenses over time. Since the scope of any such legal proceedings is not known, the Company is unable to predict the outcome of such proceedings or the likely effect of such proceedings on the Company's operations.

     Dyax's proprietary position in the field of phage display is based upon its patent rights, technology, proprietary information, trade secrets and know-how. Dyax's patents and patent applications for its Phage Display include U.S. Patent Nos. 5,571,698, 5,403,484 and 5,223,409, EPO Patent No. 436,597, two allowed or pending U.S. patent applications, and 15 allowed or pending foreign patent applications (the "Phage Display Patent Rights"). These Phage Display Patent Rights contain claims covering inventions in the field of the surface display of proteins and certain other peptides, including surface display on bacteriophage.

     In addition to the Phage Display Patent Rights, Dyax has filed for patent protection on certain of the proteins and peptides it has identified using Phage Display. Dyax recently was issued U.S. Patent No. 5,666,143 covering sequences of peptides which have neutrophil elastase inhibitory activity, including the sequence for EPI-HNE4, which is in preclinical testing as a therapeutic and imaging agent. The Company also has pending applications covering plasmin kallikrein and plasmin peptide inhibitors, as well as peptide compounds which can be used in the separation and purification of specific biopharmaceuticals.

     Although the Company is not aware of any legal challenges to the Phage Display Patent Rights to date in the United States, there can be no assurance that a challenge will not be brought in the future. The Company plans to protect its patent rights, including the Phage Display Patent Rights, to the maximum practical extent. There can be no assurance that the Company will have sufficient resources necessary to defend its patent rights against any such challenges. However, if the Company commences legal action against an alleged infringer of any of the Company's patent rights, the alleged infringer can be expected to claim that the Company's patent rights are invalid for one or more reasons, thus subjecting the Company's patent rights to a judicial determination of validity with the attendant risk that an adverse determination could result in the loss of the patent rights. In addition, in certain situations, an alleged infringer could seek a declaratory judgment of invalidity of the Company's patents. Uncertainties resulting from the initiation and continuation of any patent or related litigation, including those involving the Company's Phage Display patents, could have a material adverse effect on the Company's ability to maintain and expand its licensing program and collaborative arrangements and to compete in the marketplace pending resolution of the disputed matter. See "Risk Factors -- Uncertainties Related to Patents and Proprietary Rights."

     Two oppositions were filed in late 1997 against the Company's Phage Display patent issued by the EPO. The Company expects that these oppositions, which primarily relate to whether the written description of the inventions in the Company's European patent is sufficient under EPO law, will not be resolved for several years. The oppositions are currently being reviewed by the Company's patent counsel, and Dyax intends to vigorously defend its European patent. The Company is also prosecuting other pending patent applications in Europe which it believes will provide the Company with additional patent protection for Phage Display. There can be no assurance that the Company will prevail in the opposition proceedings or any other opposition or litigation contesting the validity or scope of its other foreign patents, if any, or that additional EPO patents will be issued to Dyax covering Phage Display. If the Company is not successful in its defense of its European patent, or if additional patents do not result from its pending EPO patent applications, Dyax will not be able to prevent other parties from using Phage Display in Europe.

     The Phage Display Patent Rights are central to the Company's non-exclusive patent licensing program. The Company offers non-exclusive licenses under the Phage Display Patent Rights to companies and non-profit institutes in the field of therapeutics, antibody-based in vitro diagnostics and Phage Display research products. To date, Dyax has licensed its Phage Display Patent Rights to more than 25 companies. Dyax has retained the exclusive rights, and does not intend to broadly license others, in the fields of in vivo diagnostic products and separations. In connection with the licensing program, the Company regularly monitors publications and other sources for information regarding the practice by others of technology covered by the Phage Display Patent Rights. The Company believes that there are unlicensed parties whose activities may be covered by its issued patents. In such circumstances, the Company generally seeks to negotiate a Phage Display license agreement. There can be no assurance, however, that the Company will be able to identify all parties practicing the Phage Display Patent Rights, all products derived by such parties, including its licensees, or that the Company will be successful in entering into license agreements with parties that the Company believes require such a license. In jurisdictions where the Company has not applied for or obtained patent rights, the Company will be unable to prevent others from developing or selling products or technologies derived using Phage Display. In addition, in jurisdictions where the Company has Phage Display Patent Rights, there can be no assurance that the Company will be able to prevent others from selling or importing products or technologies derived using Phage Display. The inability of the Company to protect and enforce its patent rights, whether by licensing or otherwise, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is aware that other parties have patents and pending applications to various phage display inventions. The Company has filed, and in the future may file, oppositions to European and other patents issued to others. To date, the Company has filed oppositions against two European patents in the general field of phage display. The Company does not believe these European patents cover any of its present activities, but the Company cannot predict whether the claims in these patents may, in their current or future form, cover the Company's activities or the activities of its collaborative partners and licensees. In addition, through its patent licensing program, the Company has secured a limited freedom to practice some of these patent rights pursuant to its standard license agreement, which contains a covenant by the licensee that it will not sue the Company under certain of the licensee's phage display improvement patents. The Company may from time to time seek affirmative rights of license or ownership under existing patent rights relating to phage display technology of others. There can be no assurance, however, that the Company will be successful in maintaining the existing covenants of nonsuit from its licensees, or in acquiring similar covenants in the future, or that the Company will be able to obtain satisfactory licenses. The inability of the Company to obtain and maintain such licenses and covenants could have a material adverse effect on the Company's business, financial condition and results of operations.

     To protect its existing and future chromatography separations products, the Company relies primarily upon trade secrets and know-how, as well as the experience and skill of its technical personnel. The Company also has several patents and patent applications on its proprietary chromatography technology which are not based on Phage Display, but it cannot predict the extent to which any such patents or future patents will provide protection for its existing and new separations products. See "Risk Factors -- Limited Revenues to Date from Separations Products; Need to Develop New Separations Products."

     In all of its activities, the Company places substantial reliance on proprietary materials and information, trade secrets and know-how to conduct its research and development activities and to attract and retain collaborative partners, licensees and customers. Although the Company takes steps to protect these materials and information, including through the use of confidentiality and other agreements with its employees, consultants and academic and commercial relationships, there can be no assurance that these steps will be adequate, that these agreements will not be violated, that there will be an available or sufficient remedy for any such violation or that others will not also develop similar proprietary information. See "Risk Factors -- Uncertainties Related to Patents and Proprietary Rights."

GOVERNMENT REGULATION

     The production and marketing of any of the Company's future therapeutic or diagnostic products will be subject to numerous governmental laws and regulations on safety, effectiveness and quality, both in the United States and in other countries where the products are intended to be sold. In addition, the Company's research and development activities in the United States are subject to various health and safety, employment and other laws and regulations. Although the Company believes that it is in substantial compliance with all applicable federal, state, local and foreign legal requirements, there can be no assurance that government authorities will agree that the Company is in compliance with all laws, that such requirements will not be changed or that new requirements will not be adopted, any one of which could have a material adverse effect on the Company's business, financial condition and results of operations.

  United States FDA Approval

     In the United States, products intended for in vitro diagnostic use and in vivo diagnostic and therapeutic use in humans are subject to rigorous FDA regulation. In addition, products intended for use in the manufacture of these products, such as separations equipment, are subject to certain FDA manufacture and quality standards.

     The steps required before a new pharmaceutical or in vivo diagnostic product can be sold in the United States include: (i) preclinical tests; (ii) submission of an Investigative New Drug Application to the FDA which must become effective before initial human clinical testing can begin; (iii) human clinical trials to establish safety and effectiveness of the product, which normally occurs in three Phases monitored by the FDA; (iv) submission and approval by the FDA of a New Drug or Biologics License Application; and (v) compliance with the FDA's GMP regulations and facility and equipment validation and inspection. The requirements for testing and approval for in vitro diagnostic products may be somewhat less onerous than for pharmaceutical products, but similar steps are required. The Company cannot make any assurances that its therapeutic or diagnostic product candidates, such as its neutrophil elastase inhibitor EPI-HNE4, or the products of its partners and licensees, will be able to successfully complete the FDA-required testing and approvals.

     Certain of the Company's separations products are intended for use in the manufacturing processes of clinical grade and commercial grade therapeutic and diagnostic products. These separations products, therefore, are required to be manufactured and delivered in accordance with certain GMP requirements, and other applicable rules and regulations, and further may require the customer to comply with certain quality and inspection regulations prior to use. The Company has not yet produced any separations products under GMP conditions. There can be no assurance that the Company or its customers will be successful in complying with FDA and other regulations to permit the full clinical and commercial use of the Company's separations products.

  Foreign Regulatory Approval

     Many countries outside the United States require the testing and marketing of pharmaceutical and diagnostic products to be approved by governmental authorities similar to the FDA. The approval procedures vary from country to country. In the European Community (the "EC") for example, two different approval procedures may apply to the products of the Company and its partners and licensees: a centralized procedure which is mandatory for certain biotechnology products and available as an approval option for certain other products; and a decentralized procedure which requires approval by a regulatory agency in each EC member state. Additionally, national laws of EC member states govern clinical trials, manufacturing procedures, advertising and promotion and pricing and reimbursement. Exporting of unapproved products to foreign countries for testing, approval, or marketing is subject to United States law and that of the importing country, and may require FDA approval.

  Other Regulation

     In addition to the laws and regulations which apply to the development, manufacture and sale of the Company's products, the Company's operations are subject to numerous federal, state and local laws and regulations. The research and development activities of the Company involve the controlled use, storage, handling and disposal of hazardous materials, chemicals and radioactive compounds and, as a result, the Company is required to comply with regulations and standards of the Occupational Safety and Health Act, Nuclear Regulatory Commission, and other safety and environmental laws. Although the Company believes that its activities currently comply with all applicable laws and regulations, the risk of accidental contamination or injury cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, which could have a material adverse affect on the Company's business, financial condition and results of operations.

MANUFACTURING

     The Company manufactures and sells chromatography systems and cartridges. Components for chromatography systems are manufactured to the Company's specifications by subcontractors. For certain prepacked cartridges, the Company purchases commercial media which it repacks and sells in disposable cartridges. A small number of components of the Company's chromatography systems are currently purchased from single sources. However, the Company believes that alternative sources for these components are readily available, if necessary, and that it will be able to enter into acceptable agreements to obtain these components from such alternate sources at similar costs with only a temporary disruption or delay in production.

     For its new affinity separations products, the Company plans to supply separations media containing Phage Display-derived affinity ligands directly to customers and collaborative partners, and may from time to time license a third party to supply its own requirements. For those affinity separations products which are sold by the Company for use in a customer's or collaborative partner's clinical or commercial manufacturing processes, the products will need to be manufactured under GMP conditions. The Company has not yet established a facility to manufacture affinity separations products under GMP conditions, and there can be no assurance that the Company will be able to do so by the time such facility is needed. The Company is currently contracting the production of affinity ligands from manufacturers who have GMP facilities; however, should this situation change, the Company's inability to obtain these components could have a material adverse effect on its business, financial condition or results of operations.

     In addition, the Company currently plans to rely on third party manufacturers for production of its therapeutic lead candidates under development. There can be no assurance that such third parties will be able to successfully complete on behalf of the Company the required preclinical studies, clinical development, regulatory approval, manufacturing and marketing of any such therapeutic products. See "-- Government Regulation."

SALES AND MARKETING

     For the therapeutic, in vivo diagnostic and in vitro diagnostic products which result from its research and development efforts, Dyax primarily plans to commercialize such products through licensing, marketing, distribution and other arrangements with pharmaceutical and diagnostic companies. If the Company decides to market and sell any such product directly, Dyax does not expect to establish direct sales capability until such time as one or more therapeutic or diagnostic products in development obtain regulatory approval and are ready to be commercialized.

     The Biotage separations business has a sales and marketing group of 18 people in the United States and Europe. Outside of the United States and certain European countries, the Company sells these products through distributors. As new products are introduced and the market for the Biotage label products grows, the Company anticipates increasing its direct marketing and sales capacity.

     For the custom affinity separations products business, Dyax has ongoing marketing efforts to develop new collaborative arrangements. For other affinity ligand products that the Company may develop outside of a collaborative arrangement, the Company plans to market and sell the ligands, either as stand-alone products or integrated with separations media and equipment, through a combination of direct sales, distributors and other marketing arrangements.

     To the extent that the Company establishes a direct sales capability for therapeutic or diagnostic products, or undertakes to expand its marketing and sales capabilities for the separations business, there can be no assurance that such efforts will be successful. Further, the Company's ability to sustain and grow the sales of separation products under the Biotage label is dependent upon its ability to retain and attract qualified marketing and sales staff, which cannot be assured. See "Risk Factors -- Dependence on Expansion of Operations and Management of Growth."

FACILITIES

     The Company currently leases and occupies 22,500 square feet of laboratory and office space in Cambridge, Massachusetts, as well as 20,000 square feet of manufacturing and office space in Charlottesville, Virginia. The leases for the Cambridge facilities expire in December 1999 and the lease for the Charlottesville facility expires in April 2002. Dyax also leases approximately 4,000 square feet of office space in the United Kingdom to support marketing efforts for its Biotage label products. The Company believes that its current space is adequate for its needs through 1999 and that it will be able to obtain additional space, as needed, on commercially reasonable terms.

EMPLOYEES

     Dyax had 89 employees on June 15, 1998, including 26 employees with Ph.D's. Of the Company's employees, 28 were employed in research and development in Cambridge, Massachusetts and 24 were employed in development and manufacture of chromatography separations products and systems in Charlottesville, Virginia. None of the Company's employees is represented by a collective bargaining agreement and the Company believes that its relations with its employees are good.

LEGAL PROCEEDINGS

     The Company is a party to patent oppositions in the European Patent Office. The Company is not a party in any other material legal proceedings. See
"-- Patents and Proprietary Rights" and "-- Competition."

YEAR 2000

     The Company is aware of the issues that many computer systems will face as the millennium ("Year 2000") approaches. The Company has installed Year 2000 compliant software in many of its major systems. The cost of the effort to complete this activity for the balance of the Company's systems is not expected to be material. The Company believes that the Year 2000 issue will not pose significant operational problems. However, Year 2000 issues could have a significant impact on the Company's business, financial condition and results of operations if modifications cannot be completed on a timely basis, unforeseen needs or problems arise, or if the systems operated by suppliers, collaborative partners or licensees are not Year 2000 compliant.

STRATEGIC AND SCIENTIFIC ADVISORS

     Dyax has a Strategic Advisory Committee as well as scientific advisory boards for the therapeutics, diagnostics and separations research programs. Members of the Strategic Advisory Committee meet with the Company's management on a quarterly basis and, like the members of the scientific advisory boards, are available to the Company's management and scientific staff on an as-needed basis for consultation in their respective areas of expertise. All of the advisors are employed by and/or have consulting arrangements with other entities and are expected to devote only a small portion of their time to the Company. No advisor is employed by the Company. Advisors' other commitments to or consulting or advisory contracts with their employers or other entities may conflict or compete with their obligations to the Company.

     The Company's advisors are paid an annual retainer for attending meetings, reimbursed for their expenses and have been granted options to purchase Common Stock under the Company's Amended and Restated 1995 Equity Incentive Plan. The Company has entered into consulting agreements with a number of the Scientific Advisory Board members. The agreements generally are subject to termination by either party with advance notice.

              NAME                          PROFESSIONAL AFFILIATION             ADVISOR SINCE
              ----                          ------------------------             -------------
STRATEGIC ADVISORS

Charles L. Cooney, Ph.D.........  Professor, Department of Chemical and              1992
                                  Biochemical Engineering and Executive
                                  Officer, Department of Chemical Engineering,
                                  Massachusetts Institute of Technology.
Peter Feinstein.................  Chairman, Feinstein Kean Partners Inc. and         1997
                                  Kendall Strategies Inc.
James W. Fordyce................  General Partner, Prince Ventures LP, and           1997
                                  President, Albert and Mary Lasker Foundation.
John G. Gorman, M.D.............  Director, Blood Bank and Professor of              1998
                                  Pathology, New York University School of
                                  Medicine.
Harvey F. Lodish, Ph.D..........  Professor of Biology, Massachusetts Institute      1997
                                  of Technology and Member, Whitehead Institute
                                  for Biomedical Research.
William A. Scott, Ph.D..........  President and Chief Executive Officer,             1997
                                  Physiome Sciences, Inc., and previously
                                  Senior Vice President of Exploratory and Drug
                                  Discovery Research, Bristol-Myers Squibb
                                  Pharmaceutical Research Institute.
Thomas P. Stossel, M.D..........  American Cancer Society Professor of               1995
                                  Medicine, Harvard Medical School, and Senior
                                  Physician, Hematology-Oncology Division,
                                  Brigham and Women's Hospital.
Henri A. Termeer................  Chairman, President and Chief Executive            1997
                                  Officer, Genzyme Corporation.
Christopher T. Walsh, Ph.D......  Hamilton Kuhn Professor, Department of             1997
                                  Biological Chemistry and Molecular
                                  Pharmacology, Harvard Medical School.
George M. Whitesides, Ph.D......  Mallinckrodt Professor of Chemistry, Harvard       1995
                                  University.
Peter Wirth, Esq................  Executive Vice President and Chief Legal           1997
                                  Officer, Genzyme Corporation.

              NAME                          PROFESSIONAL AFFILIATION             ADVISOR SINCE
              ----                          ------------------------             -------------
SCIENTIFIC ADVISORS -- THERAPEUTICS AND DIAGNOSTICS

Thomas J. Brady, M.D............  Director, Nuclear MRI Center, Massachusetts        1996
                                  General Hospital; Professor of Radiology,
                                  Harvard Medical School.
Alan J. Fischman, M.D., Ph.D....  Director, Nuclear Medicine Massachusetts           1998
                                  General Hospital
Leonard Guarente, Ph.D..........  Professor of Biology, Massachusetts Institute      1995
                                  of Technology.
Jordan Gutterman, M.D...........  Virginia Cockrell Professor of Medicine,           1996
                                  University of Texas, M.D. Anderson Cancer
                                  Center.
Phillip W. Robbins, Ph.D........  Professor of Biochemistry, Massachusetts           1995
                                  Institute of Technology.
Thomas M. Roberts, Ph.D.........  Chair, Department of Cancer Biology at Dana        1995
                                  Farber Cancer Institute; Chair, Division of
                                  Medical Sciences and Professor of Pathology,
                                  Harvard Medical School.
H. William Strauss, M.D.........  Chief, Division of Nuclear Medicine, Stanford      1998
                                  University.
Ralph Weissleder, M.D.. Ph.D....  Director, Center for Molecular Imaging             1998
                                  Research, Massachusetts General Hospital
Andrew Wright, Ph.D.............  Professor of Microbiology, Tufts University        1995
                                  Medical School.

SCIENTIFIC ADVISORS -- SEPARATIONS

Stuart E. Builder, Ph.D.........  Consultant, and formerly Staff Scientist,          1996
                                  Strategic Development, Genentech Inc.
Hubert Koster, Ph.D.............  Professor of Chemistry and Biochemistry,           1997
                                  University of Hamburg; President and Chief
                                  Executive Officer, Sequenom, Inc.
Jack Johanssen, Ph.D............  President and CEO, Boston Probes, Inc.             1997
Irving W. Wainer, Ph.D..........  Professor of Pharmacology, Georgetown              1996
                                  University Medical Center; Director,
                                  Georgetown University Bioanalytical Center.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company, as of June 1, 1998, are as follows:

                      NAME                        AGE                    POSITION
                      ----                        ---                    --------
Henry E. Blair..................................  54    Chairman of the Board, President and Chief
                                                        Executive Officer
L. Edward Cannon, Ph.D..........................  51    Executive Vice President, President,
                                                        Therapeutic and Diagnostic Division and
                                                        Director
Robert A. Dishman, Ph.D.........................  54    Executive Vice President, President,
                                                        Separations Division and Director
Keith S. Ehrlich................................  47    Senior Vice President, Finance and
                                                        Administration, and Chief Financial Officer
Robert Charles Ladner, Ph.D.....................  54    Senior Vice President and Chief Science
                                                        Officer
Constantine E. Anagnostopoulos, Ph.D.(1)........  75    Director
James W. Fordyce(1)(2)..........................  55    Director
Thomas L. Kempner(2)............................  70    Director
Henry R. Lewis, Ph.D.(1)(2).....................  72    Director

---------------
(1) Member of Compensation Committee
(2) Member of Audit Committee

     HENRY E. BLAIR. Mr. Blair has served as the Chairman of the Board and President of the Company since the merger of PEC with the Company in August 1995 and as acting Chief Executive Officer from August 1995 until his appointment as Chief Executive Officer in April 1997. He also served as a director and officer of the Company since its formation in 1989. Mr. Blair is also a director of and consultant to Genzyme Corporation, a company he co-founded in 1981. Mr. Blair also co-founded Biocode, Inc. and GelTex Pharmaceuticals, Inc. In addition, he is a director of Celtrix Pharmaceuticals, Inc. and Genzyme Transgenics Corporation and a member of the Board of Overseers at each of the Tufts University School of Medicine and the Lahey Hitchcock Clinic.

     L. EDWARD CANNON, PH.D. Dr. Cannon has served as Executive Vice President of the Company and President of the Therapeutics and Diagnostics Division. He was Chief Executive Officer and held other senior management roles at PEC from October 1992 to August 1995 and has been a director of the Company since the merger of PEC with the Company. Dr. Cannon founded Hygeia Sciences, Inc. in 1980 and served as Chief Scientific Officer and Senior Vice President from 1986 to 1991.

     ROBERT A. DISHMAN, PH.D. Dr. Dishman has served as Executive Vice President of the Company and President of the Separations Division since the merger of PEC with the Company and as a director since April 1994. He was President and Chief Executive Officer of the Company from April 1994 until August 1995. Prior to April 1994, Dr. Dishman co-founded and served as Chief Executive Officer of the predecessor of ArQule Inc. and served as Executive Vice President and Chief Operating Officer of Sepracor, Inc. Dr. Dishman also served as President of Millipore's MilliGen (BioScience) Division, which he founded, and Vice President, Business, Development and Marketing, of Millipore's Waters Chromatography Division.

     KEITH S. EHRLICH. Mr. Ehrlich joined the Company in January 1998 as Senior Vice President, Finance and Administration, Chief Financial Officer and Treasurer. From October 1993 to January 1998, he served as Vice President, Finance and Administration, and Chief Financial Officer of Oravax, Inc. From May 1991 to October 1993, he served as Treasurer and Director of Finance of Vertex Pharmaceutics, Inc. Previously, Mr. Ehrlich was a senior audit manager of Coopers & Lybrand L.L.P.

     ROBERT CHARLES LADNER, PH.D. Dr. Ladner joined the Company as Senior Vice President and Chief Science Officer in August 1995. He was a co-founder of PEC where he served as Senior Vice President and

Scientific Director from 1987 until its merger with the Company. Previously, Dr. Ladner served as Senior Scientist of Genex Corp., where he was an inventor of single chain antibodies.

     CONSTANTINE E. ANAGNOSTOPOULOS, PH.D. Dr. Anagnostopoulos has been a director of the Company since 1991. He is a Managing General Partner of Gateway Associates L.P., a venture capital management firm which is the general partner of Gateway Venture Partners II and Gateway Venture Partners III. Dr. Anagnostopoulos has been a corporate officer of Monsanto Company. He is a director of Genzyme Corporation.

     JAMES W. FORDYCE. Mr. Fordyce has been a director of the Company since August 1995. Since 1981, he has served as a general partner of Prince Ventures Partners LP, a venture capital management firm, and its affiliated partnerships. Prince Venture Partners IV is a venture capital limited partnership, managed by Prince Ventures LP, which specializes in early stage investments in companies involved in the medical and life science areas. He is also President of the Albert and Mary Lasker Foundation.

     THOMAS L. KEMPNER. Mr. Kempner has been a director of the Company since August 1995 and previously was a director of PEC. Mr. Kempner is the Chairman and Chief Executive Officer of Loeb Partners Corporation, an investment banking, registered broker/dealer and registered investment advisory firm. He is also President of Pinpoint Partners Corporation, the general partner of the Loeb Investment Partnerships. Mr. Kempner is also a director of Alcide Corporation, CCC Information Services Group, Inc., Energy Research Corporation, IGENE BioTechnology, Inc., Intermagnetics General Corporation and Roper Starch Worldwide, Inc.

     HENRY R. LEWIS, PH.D. Dr. Lewis has been a director of the Company since August 1995 and previously was a director of PEC. Mr. Lewis is a consultant to several companies. From 1986 to February 1991, Mr. Lewis was the Vice Chairman of the Board of Directors of Dennison Manufacturing Company, a manufacturer and distributor of products for the stationery, technical paper and industrial and retail systems markets. From 1982 to 1986, Mr. Lewis was a Senior Vice President of Dennison Manufacturing Company. Mr. Lewis is a director of Genzyme Corporation.

BOARD OF DIRECTORS

     The Company's Restated Certificate of Incorporation provides for a classified board of directors consisting of three classes, with each class being as nearly equal in number as possible. The term of one class expires and their successors are elected for a term of three years at each annual meeting of the Company's stockholders. The Company has designated three Class I directors (Mr. Blair and Drs. Cannon and Dishman), two Class II directors (Messrs. Fordyce and Kempner) and two Class III directors (Drs. Anagnostopoulos and Lewis). These Class I, Class II and Class III directors will serve until the annual meeting of stockholders to be held in 1999, 2000 and 2001, respectively, and until their respective successors are duly elected and qualified, or until their earlier resignation or removal. The Certificate provides that directors may be removed only for cause by a majority of stockholders. See "Description of Capital
Stock -- Anti-Takeover Measures." There are no family relationships among any of the directors or executive officers.

BOARD COMMITTEES

     The Company has standing Audit and Compensation Committees of the Board of Directors. The Audit Committee consists of Messrs. Fordyce and Kempner and Dr. Lewis. The primary function of the Audit Committee is to assist the Board of Directors in the discharge of its duties and responsibilities by providing the Board with an independent review of the financial health of the Company and of the reliability of the Company's financial controls and financial reporting systems. The Audit Committee reviews the general scope of the Company's annual audit, the fee charged by the Company's independent accountants and other matters relating to internal control systems.

     The Compensation Committee of the Board of Directors determines the compensation to be paid to all executive officers of the Company, including the Chief Executive Officer. The primary function of the

Compensation Committee is to administer the Company's Amended and Restated 1995 Equity Incentive Plan. The Compensation Committee consists of Mr. Fordyce and Drs. Anagnostopoulos and Lewis.

DIRECTOR COMPENSATION

     Directors who are also employees of the Company do not receive additional compensation for their services as directors. After the completion of this Offering, each non-employee director will be paid $12,000 per year as compensation for services as a director. Non-employee directors who serve as a chairman of a committee of the Board of Directors will be paid an additional $3,000 per year.

     Any non-employee director is also eligible to receive stock options granted under the Company's Amended and Restated 1995 Equity Incentive Plan. In January 1998, each non-employee director of the Company was granted an option to purchase 19,560 shares of Common Stock at an exercise price of $4.60 per share. Such options vest and become exercisable with respect to 6,520 shares on each of
(i) the date of grant; (ii) the earlier of the next annual meeting of stockholders or the one-year anniversary of the date of grant; and (iii) the date one year after the last vesting date.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth certain compensation information for the Chief Executive Officer of the Company and the three other executive officers of the Company whose salary and bonus for the fiscal year ended December 31, 1997 exceeded $100,000 (together, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                       ANNUAL          LONG-TERM
                                                    COMPENSATION      COMPENSATION
                                                   ---------------    ------------
                                                                         AWARDS
                                                                      ------------
                                                                       SECURITIES
                                                                       UNDERLYING        ALL OTHER
           NAME AND PRINCIPAL POSITION                SALARY(1)         OPTIONS       COMPENSATION(2)
           ---------------------------             ---------------    ------------    ---------------
Henry E. Blair(3)................................     $202,500           48,900            $668
  President and Chief Executive Officer
Robert A. Dishman, Ph.D. ........................      200,000           39,120             668
  Executive Vice President
L. Edward Cannon, Ph.D. .........................      160,000           39,120             668
  Executive Vice President
Robert Charles Ladner, Ph.D. ....................      160,000           39,120             668
  Senior Vice President and Chief Science Officer

---------------
(1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), other compensation in the form of perquisites and other personal benefits has been omitted in those instances where the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total amount of annual salary and bonus for the executive officer for the year ended December 31, 1997. No bonuses were paid for services rendered during the year ended December 31, 1997.

(2) Represents the group term life insurance premiums paid by the Company for each of the Named Executive Officers.


(3) On March 30, 1997, Mr. Blair was granted a restricted stock award pursuant to which he purchased 114,100 shares of Common Stock at a purchase price of $0.77 per share. These shares vest over 48 substantially equal monthly installments commencing on the first day of the month following the date of grant. The value of the restricted stock award is based on the fair market value of the Common Stock on the date of grant as determined by the Board of Directors ($0.77 per share) less the purchase price paid by Mr. Blair ($0.77 per share). As of December 31, 1997, Mr. Blair held an aggregate of 92,706 shares of unvested restricted stock, then valued at $72,917. There was no public trading market for the Common Stock as of December 31, 1997. This value was determined by multiplying the fair market value of the Common Stock most recently determined by the Board of Directors ($1.53 per share) before that date by the number of unvested shares held and subtracting the aggregate purchase price paid for such shares. No dividends were paid in 1997 on the outstanding shares of restricted stock.


     In January 1998, Mr. Ehrlich joined the Company as Senior Vice President, Finance and Administration, Chief Financial Officer and Treasurer. Pursuant to his employment agreement with the Company, Mr. Ehrlich receives an annual salary of $165,000 and is eligible to receive a bonus of $50,000. Mr. Ehrlich was granted an option to purchase 91,280 shares of Common Stock, 22,820 of which vest in full six months after the date of commencement of his employment and 68,460 of which vest in 48 substantially equal monthly installments commencing on the date of his employment.

     For additional information regarding compensation, see "-- Employment Agreements."

     Option Grants. The following table sets forth certain information regarding options granted by the Company to the Named Executive Officers during the fiscal year ended December 31, 1997:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                   INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE
                               ---------------------------------------------------------      VALUE AT ASSUMED
                                 NUMBER OF     PERCENT OF TOTAL                             ANNUAL RATES OF STOCK
                                  SHARES           OPTIONS                                 PRICE APPRECIATION FOR
                                UNDERLYING        GRANTED TO      EXERCISE                     OPTION TERM(4)
                                  OPTIONS        EMPLOYEES IN     PRICE PER   EXPIRATION   -----------------------
            NAME                GRANTED(1)      FISCAL YEAR(2)    SHARE(3)       DATE         5%           10%
            ----               -------------   ----------------   ---------   ----------   ---------   -----------
Henry E. Blair...............     48,900              7.8%          $1.53      10/30/07    $794,412    $1,299,218
Robert A. Dishman, Ph.D......     39,120              6.2            1.53      10/30/07     635,529     1,039,374
L. Edward Cannon, Ph.D ......     39,120              6.2            1.53      10/30/07     635,529     1,039,374
Robert Charles Ladner,
  Ph.D.......................     39,120              6.2            1.53      10/30/07     635,529     1,039,374

---------------
(1) Options were granted under the Amended and Restated 1995 Equity Incentive Plan and become exercisable generally in 48 equal monthly installments commencing on the first day of each calendar month following the date of grant, subject to continued employment with the Company.

(2) Based on an aggregate of 629,067 options granted by the Company in the year ended December 31, 1997 to employees of and consultants to the Company, including the Named Executive Officers.

(3) The exercise price is equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors.

(4) Amounts represent hypothetical gains for the respective options if exercised at the end of the option term. There was no public trading market for the Common Stock as of December 31, 1997. Accordingly, these values have been calculated based on the assumed initial public offering price of $11.00 per share. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date that the respective options were granted until their expiration date. These assumptions are not intended to forecast future appreciation of the Company's stock price. The potential realizable value computation does not take into account federal or state income tax consequences or option exercises of appreciated stock.

     Option Exercises and Year-End Values. The following table sets forth certain information concerning exercisable and unexercisable stock options held by the Named Executive Officers as of December 31, 1997:

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                              NUMBER OF SECURITIES
                                                                   UNDERLYING                 VALUE OF UNEXERCISED
                                                             UNEXERCISED OPTIONS AT          IN-THE-MONEY OPTIONS AT
                                                                 FISCAL YEAR-END               FISCAL YEAR-END(1)
                             SHARES ACQUIRED    VALUE     -----------------------------   -----------------------------
           NAME                ON EXERCISE     REALIZED   EXERCISABLE     UNEXERCISABLE   EXERCISABLE     UNEXERCISABLE
           ----              ---------------   --------   -----------     -------------   -----------     -------------
Henry E. Blair.............       9,253        $ 98,932      2,037     /     46,855        $ 19,282    /    $   443,529
Robert A. Dishman,
  Ph.D. ...................      64,044         682,824        397     /     56,158           4,245    /        554,505
L. Edward Cannon, Ph.D. ...          --              --     64,442     /     56,157         687,078    /        554,495
Robert Charles Ladner,
  Ph.D. ...................      19,489         207,396      9,778     /     45,700         103,556    /        442,678

---------------
(1) There was no public trading market for the Common Stock as of December 31, 1997. Accordingly, pursuant to the rules of the Commission, these values have been calculated based on an assumed initial public offering price of $11.00 per share less the aggregate exercise price.

EMPLOYMENT AGREEMENTS

     The only executive officers of Dyax with employment agreements are Dr. Dishman, Dr. Ladner and Mr. Ehrlich.

     Under the terms of Dr. Dishman's employment agreement dated February 18, 1998, he is entitled to an annual base salary of not less than $200,000. If Dr. Dishman's employment is terminated without cause, the Company is required to pay to Dr. Dishman severance payments at his annual base salary rate for six months, which shall be extended for up to an additional six months if he does not obtain comparable employment (subject to reduction for any amounts earned during such period), and all unvested stock options held by Dr. Dishman shall be accelerated. In addition, the Company granted Dr. Dishman a restricted stock award to purchase 78,240 shares of Common Stock at a price of $4.60 per share (the "Restricted Stock Award"). Upon the purchase of the entire Restricted Stock Award and the exercise in full of an accelerated option granted in 1997 to purchase 39,120 shares of Common Stock (the "1997 Option"), the Company agreed to loan to Dr. Dishman an aggregate of $453,600 pursuant to two promissory notes in the amounts of $360,000 and $93,600 (the "Notes"), respectively. The Notes, which are each secured by a corresponding pledge of the shares of Common Stock purchased under the Restricted Stock Award and received upon exercise of the 1997 Option, respectively, are payable in four years, subject to acceleration and become due (i) immediately if Dr. Dishman's employment is terminated other than by the Company without cause or (ii) on the second anniversary of the date of issuance if the Company completes an initial public offering or is sold. As long as Dr. Dishman remains employed by the Company, the Company shall forgive all interest accrued on the notes annually or through the date of any earlier termination of employment.

     Under the terms of Dr. Ladner's employment agreement, Dr. Ladner is entitled to an annual base salary of not less than $125,000. If Dr. Ladner's employment is terminated without cause, the Company is required to pay to Dr. Ladner severance payments at his annual base salary rate for 12 months and 50% of his unvested stock options shall be accelerated. This employment agreement terminates in August 1998.

     Under the terms of Mr. Ehrlich's employment agreement, if Mr. Ehrlich's employment is terminated without cause or if his position and responsibilities are adversely affected as a result of a change in control (as defined in the employment agreement), the Company is required to pay to Mr. Ehrlich six months severance, all of his unvested stock options shall be accelerated and the exercise period for all vested options shall be extended for an additional three years after termination.

STOCK PLANS

     Amended and Restated 1995 Equity Incentive Plan. The Company's 1995 Equity Incentive Plan was adopted in August 1995 and amended and restated in January 1998 (as amended and restated, the "Equity Plan"). The Equity Plan is designed to provide the Company flexibility in awarding equity incentives by providing for multiple types of incentives that may be awarded. The purpose of the Equity Plan is to attract and retain key employees of and consultants to the Company and to enable them to participate in the long-term growth of the Company. The Equity Plan provides for the grant of stock options (incentive and nonstatutory), stock appreciation rights, performance shares, restricted stock or stock units for the purchase of an aggregate of 2,184,200 shares of Common Stock, subject to adjustment for stock splits and similar capital changes. Awards under the Equity Plan can be granted to officers, employees and other individuals as determined by the Compensation Committee of the Board of Directors, each of whose members is a "non-employee director" within the meaning of Rule 16b-3 under the Securities Act. The Compensation Committee selects the participants and establishes the terms and conditions of each option or other equity right granted under the Equity Plan, including the exercise price, the number of shares subject to options or other equity rights and the time at which such options become exercisable. The exercise price of all "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), granted under the Equity Plan must be at least equal to 100% of the fair market value of the option shares on the date of grant. The term of any incentive stock option granted under the Equity Plan may not exceed ten years.

     As of March 31, 1998, options to purchase an aggregate of 1,391,684 shares of Common Stock had been granted under the Equity Plan. Options to purchase 237,715 shares were exercised as of such date and options to purchase 36,123 shares had been cancelled. Of the options to purchase an aggregate of 1,117,846 shares of Common Stock that were outstanding as of such date, options to purchase 278,833 shares were exercisable. As of March 31, 1998, awards to purchase 192,340 shares of Restricted Common Stock had been granted under the Equity Plan. See "-- Executive Compensation." Except as set forth above, no other awards have been granted under the Equity Plan.

     1998 Employee Stock Purchase Plan. In January 1998, the Company adopted the Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan") under which employees may purchase shares of Common Stock at a discount from fair market value. There are 97,800 shares of Common Stock reserved for issuance under the Purchase Plan. To date, no shares of Common Stock have been issued under the Purchase Plan. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Rights to purchase Common Stock under the Purchase Plan are granted at the discretion of the Compensation Committee, which determines the frequency and duration of individual offerings under the Purchase Plan and the dates when stock may be purchased. Eligible employees participate voluntarily and may withdraw from any offering at any time before stock is purchased. Participation terminates automatically upon termination of employment. The purchase price per share of Common Stock in an offering is 85% of the lesser of its fair market value at the beginning of the offering period or on the applicable exercise date and may be paid through payroll deductions, periodic lump sum payments or a combination of both. The Purchase Plan terminates on January 30, 2008.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee is responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees of the Company. The Compensation Committee also administers various incentive compensation and benefit plans. See "Management -- Stock Plans." The Compensation Committee currently consists of Drs. Anagnostopoulos and Lewis and Mr. Fordyce. See "Principal Stockholders" and "Certain Transactions."

                              CERTAIN TRANSACTIONS

     Pursuant to the voting rights of the holders of the Company's Class A Convertible Preferred Stock contained in the Company's Restated Certificate of Incorporation, Mr. Fordyce was elected to the Company's Board of Directors in August 1995. These voting rights will terminate upon the completion of this Offering following the automatic conversion of all outstanding shares of Class A Convertible Preferred Stock into shares of Common Stock.

     Since August 1995, the Company has issued and sold 8,944,043 shares of Class A Convertible Preferred Stock convertible into an aggregate of 5,831,516 shares of Common Stock.

     Dr. Anagnostopoulos, a director of the Company, is a general partner of Gateway Associates, L.P., the general partner of Gateway Venture Partners, a stockholder of the Company. In August 1995, the Company issued to Gateway Venture Partners III, L.P. an aggregate of 191,409 shares of Class A Series 1 Convertible Preferred Stock pursuant to a recapitalization of the Company. Also in August 1995, the Company issued and sold to Gateway Venture Partners III, L.P. an aggregate of 150,000 shares of Class A Series 3 Convertible Preferred Stock at a purchase price of $2.00 per share. In October 1996, the Company issued and sold to Gateway Venture Partners III, L.P. an aggregate of 75,000 shares of Class A Series 4 Convertible Preferred Stock at a purchase price of $3.13 per share. Pursuant to the Company's Restated Certificate of Incorporation, all of such shares of Class A Convertible Preferred Stock will automatically convert into 271,498 shares of Common Stock upon the closing of this Offering.

     Mr. Fordyce, a director of the Company, is a general partner of Prince Ventures Partners LP, the general partner of Prince Venture Partners IV, a stockholder of the Company. In August 1995, the Company issued and sold to Prince Venture Partners IV an aggregate of 375,000 shares of Class A Series 3 Convertible Preferred Stock at a purchase price of $2.00 per share. In October 1996, the Company issued and sold to Prince Venture Partners IV an aggregate of 478,556 shares of Class A Series 4 Convertible Preferred Stock at a purchase price of $3.13 per share. In September 1997, in an arm's length transaction, Prince Venture Partners IV purchased from a group of related stockholder of the Company an aggregate of (i) 119,946 shares of Class A Series 1 Convertible Preferred Stock at a purchase price of $1.73 per share and (ii) 20,413 shares of Common Stock at a purchase price of $0.50 per share. Pursuant to the Company's Restated Certificate of Incorporation, all of such shares of Class A Convertible Preferred Stock will automatically convert into 634,723 shares of Common Stock upon the closing of this Offering.

     Mr. Kempner, a director of the Company, is the President of Pinpoint Partners Corporation, the general partner of each of Loeb Investment Co. 106, Loeb Investment Co. 106A, Loeb Investment Co. 106B and Loeb Investment Co. 106C (collectively, "Loeb Investment Partnerships"), each of which is a stockholder of the Company. In August 1995, the Company issued to the Loeb Investment Partnerships an aggregate of 279,990 shares of Class A Series 2 Convertible Preferred Stock pursuant to the merger with PEC. Also in August 1995, the Company issued and sold to certain of the Loeb Investment Partnerships an aggregate of 150,000 shares of Class A Series 3 Convertible Preferred Stock at a purchase price of $2.00 per share. In October 1996, the Company issued and sold to certain of the Loeb Investment Partnerships an aggregate of 286,845 shares of Class A Series 4 Convertible Preferred Stock at a purchase price of $3.13 per share. In March 1997, the Company issued and sold to certain of the Loeb Investment Partnerships an aggregate of 32,644 shares of Class A Series 4 Convertible Preferred Stock at a purchase price of $3.13 per share. Pursuant to the Company's Restated Certificate of Incorporation, all of such shares of Class A Convertible Preferred Stock will automatically convert into 488,660 shares of Common Stock upon the closing of this Offering.

     In March 1997, the Company awarded Henry E. Blair a right to purchase 114,100 shares of Restricted Common Stock pursuant to the Equity Plan at a purchase price of $0.77 per share in connection with becoming the full-time Chief Executive Officer of the Company. The unvested Restricted Common Stock, which vests over 48 substantially equal monthly installments, is subject to repurchase by the Company at the original purchase price if Mr. Blair ceases to be employed by the Company.

     The Company is a party to employment agreements with certain of its executive officers. For information regarding these agreements and a grant of restricted stock to Dr. Dishman, see "Management -- Employment Agreements." See also "Restricted Stock Purchase Agreements" and "Notes Receivable for Sale of

Restricted Stock" in Note 9 to Notes to Consolidated Financial Statements, which are incorporated herein by reference.

     Henry E. Blair, the President, Chief Executive Officer and Chairman of the Board of the Company, also serves as an outside director of and consultant to Genzyme and as an outside director of Genzyme Transgenics Corporation, which is owned 43% by Genzyme. In 1996, the Company entered into a sublease agreement with Genzyme for laboratory and office facilities in Cambridge, Massachusetts which extends to December 1999. The remaining commitment for the sublease totalled $1,230,000 at December 31, 1997, and $143,000 and $590,000 and was
recorded as rent expense during 1996 and 1997, respectively. The Company does not believe that it obtained rental rates any more favorable than those available from third parties. During 1996, the Company also signed two of its non-exclusive patent license agreements with Genzyme. The Company recorded license revenues of $54,000 and $50,000 in 1996 and 1997, respectively, in connection with the signing and maintenance fees for these two agreements. In addition, the Company has entered into two funded discovery projects with Genzyme Transgenics Corporation resulting in recorded revenues of $45,000 and $145,000 in 1996 and 1997, respectively.

     Genzyme has also committed to purchase in the Genzyme Investment that number of shares of Common Stock of the Company equal to $3.0 million divided by the initial public offering price. Accordingly, upon the closing of this offering, Dyax will sell to Genzyme 272,727 shares of Common Stock at the assumed initial public offering price of $11.00 per share (the mid-point of the filing range) for aggregate consideration of $3.0 million. The actual number of shares will be determined by dividing $3.0 million by the initial public offering price. In addition, with respect to such shares, the Company will grant to Genzyme certain demand and "piggyback" registration rights exercisable commencing 180 days after the closing of this Offering. In June 1998, the Company and Genzyme entered into a non-binding letter of intent for the joint development and commercialization of EPI-KAL2 for the treatment of chronic inflammatory diseases, with initial development to be focused on inflammation resulting from hereditary angioedema. Subject to the negotiation of a definitive agreement, Dyax will initially fund up to $6.0 million dollars of development costs and thereafter the parties will fund equally all development costs. Upon signing the definitive collaboration agreement, Genzyme will extend to the Company a $3.0 million line of credit which the Company may use to fund a portion of such development costs or for any of the Company's other research and development programs. In addition, the Company will be entitled to receive significant milestone payments and up to 50% of the profits from sales of products developed under this collaboration. In its negotiations with Genzyme, the Company does not believe that it will obtain terms and conditions any more favorable than those available from third parties. The Company believes that the proposed collaboration agreement with Genzyme will provide Dyax with significant financial and other resources to continue preclinical and clinical development of EPI-KAL2, although there can be no assurance that such an agreement will be consummated.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of June 15, 1998, and as adjusted to reflect the sale of the shares of the Common Stock offered hereby by the Company, by (i) all those known by the Company to be beneficial owners of more than 5% of its outstanding Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers of the Company and (iv) all directors and executive officers of the Company as a group:

                                                                                 PERCENTAGE OF SHARES
                                                                                  BENEFICIALLY OWNED
                                                    NUMBER OF SHARES            BEFORE            AFTER
               BENEFICIAL OWNERS                 BENEFICIALLY OWNED(1)         OFFERING        OFFERING(2)
               -----------------                 ----------------------      ------------      -----------
PRINCIPAL STOCKHOLDERS:

New York Life Insurance Company(3).............          681,037                  9.4%             7.0%
Loeb Investment Partnerships(4)................          650,907                  9.0%             6.7%
Prince Venture Partners IV(5)..................          648,033                  8.9%             6.6%
Oak Investment Partnerships(6).................          461,223                  6.4%             4.7%
GMMI SBIC, L.P.(7).............................          458,275                  6.3%             4.7%
BancBoston Ventures, Inc.(8)...................          416,614                  5.7%             4.3%
Hambrecht & Quist Group(9).....................          381,630                  5.3%             3.9%
Gateway Venture Partnerships(10)...............          285,811                  3.9%             2.9%

DIRECTORS AND EXECUTIVE OFFICERS:**
Henry E. Blair(11).............................          660,238                  9.1%             6.6%
L. Edward Cannon, Ph.D.(12)....................           65,657                  0.9%               *
Robert A. Dishman, Ph.D.(13)...................          189,384                  2.6%             1.9%
Robert Charles Ladner, Ph.D.(14)...............          166,786                  2.3%             1.7%
Keith S. Ehrlich(15)...........................           31,375                    *                *
Constantine E. Anagnostopoulos, Ph.D.(16)......          293,212                  4.0%             2.9%
James W. Fordyce(17)...........................          656,385                  9.0%             6.5%
Thomas L. Kempner(18)..........................          657,929                  9.0%             6.5%
Henry R. Lewis, Ph.D.(19)......................           47,830                    *                *
All current executive officers and directors as
  a group (9 persons)(20)......................        2,768,796                 37.2%            27.1%

---------------

   * Indicates beneficial ownership of less than one percent.

  ** The address of the directors and executive officers is One Kendall Square, Cambridge, MA 02139

 (1) Reflects the conversion, prior to or contemporaneously with the closing of this Offering, of all outstanding shares of Preferred Stock of the Company into an aggregate of 5,831,516 shares of Common Stock. The number of shares of Common Stock deemed outstanding after this Offering includes: (i) the 2,500,000 shares of Common Stock of the Company being offered for sale in this Offering and (ii) 272,727 shares of Common Stock to be sold in the Genzyme New Investment. The persons and entities named in the table have sole voting and investment power with respect to the shares beneficially owned by them, except as noted below. Share numbers include shares of Common Stock issuable pursuant to the outstanding options and warrants that may be exercised within the 60-day period following June 15, 1998.

 (2) The shares of the named holder which are beneficially owned but are not outstanding are the only such beneficially owned shares that are treated as outstanding for purposes of computing the percentage ownership of the named holder.

 (3) The stockholder's address is 51 Madison Avenue, New York, NY 10010.

 (4) Includes: (i) 125,813 shares owned by Loeb Investment Co. 106, (ii) 218,988 shares owned by Loeb Investment Co. 106A, (iii) 97,800 shares owned by Loeb Investment Co. 106B, and (iv) 208,307 shares owned by Loeb Investment Co. 106C (collectively, "Loeb Investment Partnerships"). Pinpoint Partners Corporation, the general partner of each of the Loeb Investment Partnerships, exercises sole voting and investment control with respect to all shares held by each of the Loeb Investment Partnerships. The stockholder's address is c/o Irwin Rowe, 61 Broadway, 24th Floor, New York, NY 10006.

 (5) Prince Ventures Limited Partnership, the general partner of Prince Venture Partners IV, exercises sole voting and investment control with respect to all shares held by Prince Venture Partners IV. The stockholder's address is 10 South Wacker Drive, Suite 2575, Chicago, IL 60606.

 (6) Includes 442,064 shares held by Oak Investment Partners IV Limited Partners and 19,159 shares held by Oak IV Affiliates Fund Limited Partnership (collectively, "Oak Investment Partnerships"). Oak Investment Partners IV Limited Partners, the general partner of each of the Oak Investment Partnerships, exercises sole voting and investment control with respect to all shares held by each of the Oak Investment Partnerships. The stockholder's address is One Gorham Island, Westport, CT 06880.

 (7) GMM Investors Corp., the general partner of GMMI SBIC, L.P., exercises sole voting and investment control with respect to all shares held by GMMI SBIC, L.P. The stockholder's address is 425 Park Avenue, New York, N.Y. 10022.

 (8) The stockholder's address is 100 Federal Street, Boston, MA 02110.

 (9) Includes 200,221 shares of Common Stock held by H&Q Healthcare Investors and 181,409 shares of Common Stock held by H&Q Life Science Investors. Hambrecht & Quist Capital Management Incorporated, a wholly-owned subsidiary of Hambrecht & Quist Group, is the investment adviser for each of H&Q Healthcare Investors and H&Q Life Science Investors. The stockholders' address is 50 Rowes Wharf, 4th Floor, Boston, Massachusetts 02110.

(10) Includes 226 shares held by Gateway Venture Partners II, L.P. and 285,586 shares held by Gateway Venture Partners III, L.P. (collectively, "Gateway Venture Partnerships"). Gateway Associates, L.P., the general partner of each of the Gateway Venture Partnerships, exercises sole voting and investment control with respect to all shares held by each of the Gateway Venture Partnerships. The stockholder's address is 8000 Maryland Avenue, Suite 1190, St. Louis, MO 63150.

(11) Includes (i) 114,100 shares which are held in trust for the benefit of Mr. Blair's spouse and child and (ii) 9,167 shares of Common Stock issuable upon exercise of outstanding options exercisable within the 60-day period following June 15, 1998.

(12) Includes 65,657 shares of Common Stock issuable upon exercise of outstanding options exercisable within the 60-day period following June 15, 1998.

(13) Includes 6,338 shares of Common Stock issuable upon exercise of outstanding options exercisable within the 60-day period following June 15, 1998.

(14) Includes: (i) 58,853 shares of Common Stock held jointly with Dr. Ladner's spouse; (ii) 9,058 shares of Common Stock held by Dr. Ladner's spouse;
     (iii) 44,541 shares of Common Stock held by Dr. Ladner's children as to which Dr. Ladner disclaims beneficial ownership; (iv) an aggregate of 24,534 shares of Common Stock held in trust by Dr. Cannon for Dr. Ladner's children as to which Dr. Ladner disclaims beneficial ownership; and (v) 14,839 shares of Common Stock issuable upon exercise of outstanding options exercisable within the 60-day period following June 15, 1998.

(15) Consists of 31,375 shares of Common Stock issuable upon exercise of outstanding options exercisable within the 60-day period following June 15, 1998.

(16) Includes 285,811 shares held by Gateway Venture Partners. Dr. Anagnostopoulos, a director of the Company, is a general partner of Gateway Associates, L.P., the general partner of Gateway Venture Partners. Also includes 6,519 shares of Common Stock issuable upon exercise of outstanding options exercisable within the 60-day period following June 15, 1998.

(17) Includes 648,033 shares held by Prince Venture Partners IV. Mr. Fordyce, a director of the Company, is a general partner of Prince Ventures Limited Partnership, the general partner of Prince Venture Partners IV. Also includes 8,352 shares of Common Stock issuable upon exercise of outstanding options exercisable within the 60-day period following June 15, 1998.

(18) Includes 650,907 shares of Common Stock held by Loeb Investment Partnerships. Mr. Kempner, a director of the Company, is the President of Pinpoint Partners Corporation, the general partner of each of the Loeb Investment Partnerships. Also includes 7,022 shares of Common Stock issuable upon exercise of outstanding options exercisable within the 60-day period following June 15, 1998.

(19) Includes 7,469 shares of Common Stock issuable upon exercise of outstanding options exercisable within the 60-day period following June 15, 1998.

(20) Includes 157,738 shares of Common Stock issuable upon exercise of outstanding options exercisable within the 60-day period following June 15, 1998.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company currently consists of 20,000,000 shares of Common Stock, $0.01 par value per share, and 9,440,832 shares of Preferred Stock, $0.01 par value per share. Upon the completion of this Offering, the authorized capital stock of the Company will consist of 30,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock after giving effect to the amendment and restatement of the Company's Restated Certificate of Incorporation to delete references to the Class A Series 1, Series 2, Series 3 and Series 4 Convertible Preferred Stock (collectively the "Class A Preferred Stock"). On June 15, 1998 there were outstanding an aggregate of (i) 1,435,270 shares of Common Stock and (ii) 8,944,043 shares of Preferred Stock, consisting of 1,942,936 shares of Class A Series 1 Convertible Preferred Stock, 703,970 shares of Class A Series 2 Convertible Preferred Stock, 2,000,000 shares of Class A Series 3 Convertible Preferred Stock, and 4,297,137 shares of Class A Series 4 Convertible Preferred Stock, all of which shares will automatically convert into an aggregate of 5,831,516 shares of Common Stock upon the completion of this Offering. As of the date of this Prospectus, the Company had approximately 260 stockholders. Upon the closing of this Offering, after giving effect to (i) the conversion of the Class A Preferred Stock into 5,831,516 shares of Common Stock, and (ii) the purchase by Genzyme of 272,727 shares of Common Stock in the Genzyme Investment, the Company will have 10,048,751 shares of Common Stock outstanding.

     The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by (i) the provisions of the Company's Restated Certificate of Incorporation and By-laws (each as filed and in effect, respectively, upon or after the closing of this Offering and included as exhibits to the Registration Statement) and (ii) the provisions of applicable law.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders. There are no cumulative voting rights. Holders of Common Stock are entitled to receive dividends, if declared by the Board of Directors, out of funds legally available therefor. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets of the Company available for distribution to its stockholders, subject to the preferential rights of any then outstanding shares of Preferred Stock. No shares of Preferred Stock will be outstanding immediately following the closing of this Offering. The Common Stock outstanding upon the effective date of the Registration Statement, and the shares offered by the Company hereby, upon issuance and sale, will be fully paid and nonassessable.

PREFERRED STOCK

     The Company is currently authorized to issue 9,440,832 shares of Preferred Stock. Upon the completion of this Offering, all of the issued and outstanding shares of Preferred Stock will be converted into an aggregate of 5,831,516 shares of Common Stock. Immediately following such conversion, such shares of Preferred Stock will be cancelled, retired and eliminated from the Company's authorized shares of capital stock and the number of authorized shares of Preferred Stock will be decreased to 1,000,000 shares.

     Upon completion of this Offering, the Company's Board of Directors will have the authority to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the relative rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The Company believes that the power to issue Preferred Stock will provide flexibility in connection with possible certain corporate transactions. The issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock, restrict their rights to receive payment upon liquidation and have the effect of delaying, deferring or preventing a change-in-control of the Company. See "Description of

Capital Stock -- Anti-Takeover Provisions." The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS

     In connection with the merger of the Company with PEC, the Company issued warrants to purchase an aggregate of 27,022 shares of Common Stock at an exercise price of $3.97 per share in substitution for warrants previously issued by PEC. The warrants will expire on August 10, 2000. The exercise price of each warrant is subject to adjustment in the event of a stock split, combination or dividend by the Company.

ANTI-TAKEOVER MEASURES

     In addition to the Board of Directors' ability to issue shares of Preferred Stock, the Restated Certificate of Incorporation and the By-laws contain several other provisions that are commonly considered to discourage unsolicited acquisition proposals. The Restated Certificate of Incorporation includes a provision classifying the Board of Directors into three classes with staggered three-year terms, and the By-laws include a provision prohibiting stockholder action by written consent except as otherwise provided by law. Under the Restated Certificate of Incorporation and By-laws, the Board of Directors may enlarge the size of the Board of Directors and fill any vacancies. The Restated Certificate of Incorporation requires the approval of the holders of at least
66 2/3% of the outstanding capital stock of the Company prior to (i) the merger of the Company into another entity, (ii) the sale or disposition of all or substantially all of the Company's assets and (iii) engaging in any other business combination transaction, unless such transaction has been approved by a majority of the Board of Directors. Further, provisions of the Restated Certificate of Incorporation and the By-laws provide that the stockholders may amend certain provisions of the Restated Certificate of Incorporation or the By-laws only with the affirmative vote of the holders of 66 2/3% of the Company's outstanding capital stock. The By-laws provide that nominations for directors may not be made by stockholders at any annual or special meeting unless the stockholder intending to make such a nomination notifies the Company of its intention a specified period in advance and furnishes certain information. The By-laws also provide that special meetings of the Company's stockholders may be called only by the President or the Board of Directors and require advance notice of business to be brought by a stockholder before the annual meeting.

     Upon the consummation of the offering made hereby, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law, a law regulating corporate takeovers (the "Anti-Takeover Law"). In certain circumstances, the Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging in a "business combination" (which includes a merger or sale of more than ten percent of the corporation's assets) with an "interested stockholder" (a stockholder who owns 15% or more of the corporation's outstanding voting stock) for three years following the date on which such stockholder became an "interested stockholder" subject to certain exceptions, unless the transaction is approved by the Board of Directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans). A Delaware corporation subject to the Anti-Takeover Law may "opt out" of the Anti-Takeover Law with an express provision either in its certificate of incorporation or By-laws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares; such an amendment is effective twelve months from adoption. The Company has not "opted out" of the Anti-Takeover Law.

     The foregoing provisions of the Restated Certificate of Incorporation and By-laws and Delaware law could have the effect of discouraging others from attempting hostile takeovers of the Company and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Common Stock that might result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Boston EquiServe, LP.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have 10,048,751 shares of Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment option or of any other outstanding options or warrants. Of these shares, the 2,500,000 shares sold in this Offering will be freely tradable, without restriction or further registration under the Securities Act, except for shares purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act.

     The remaining 7,548,751 outstanding shares of Common Stock are owned by existing stockholders and are deemed "Restricted Shares" under Rule 144. These may not be resold, except pursuant to an effective registration statement or an applicable exemption from registration. Of these remaining shares, approximately 1,229,810 shares of Common Stock will be eligible for sale under Rules 144 and 701 on the ninety-first day after the effectiveness of this Offering. Stockholders of the Company, holding in the aggregate 6,046,214 shares of Common Stock, have agreed to enter into the 180-day lock-up agreements described below. At the end of such 180-day period, an additional 5,984,409 shares of Common Stock will be eligible for sale under Rules 144 and 701. The remaining Restricted Shares will become eligible from time to time thereafter upon the expiration of the minimum one-year holding period prescribed by Rule 144.

     In general, under Rule 144, as recently amended, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned Restricted Shares for at least one year from the later of the date such Restricted Shares were acquired from the Company and (if applicable) the date they were acquired from an affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 100,487 shares immediately after the offering) or the average weekly trading volume in the public market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner and notice of sale and the availability of public information concerning the Company. All sales of shares of the Company's Common Stock, including Restricted Shares, held by affiliates of the Company must be sold under Rule 144, subject to the foregoing volume limitations and other restrictions. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate of the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements under Rule 144.

     The Company's directors and executive officers and certain of its stockholders have agreed that they will not, without the prior written consent of the representatives of the Underwriters, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of or require the Company to file with the Commission a registration statement under the Securities Act to register any shares of Common Stock or securities convertible or exchangeable for shares of Common Stock or warrants or other rights to acquire shares of Common Stock during the 180-day period following the effective date of the Registration Statement.

     The Company plans to file registration statements under the Securities Act to register approximately 2,184,200 and 97,800 shares of Common Stock issuable under the Equity Plan and the Purchase Plan, respectively, 90 days after the date of this Prospectus. Upon registration, such shares will be eligible for immediate resale upon exercise, subject, in the case of affiliates, to the volume, manner of sale and notice requirements of Rule 144.

     No prediction can be made as to the effect, if any, that market sales of additional shares or the availability of such additional shares for sale will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of Common Stock in the public market may have an adverse impact on the market price for the Common Stock. See "Risk Factors -- Dilution."

REGISTRATION RIGHTS

     The holders of the 5,831,516 shares of Common Stock to be issued upon conversion of the Class A Preferred Stock (the "Registrable Shares") are entitled to certain rights with respect to registration of the Registrable Shares under the Securities Act commencing on October 31, 1998. In addition, in connection with the sale to Genzyme of 272,727 shares of Common Stock (the "Genzyme Shares") at the assumed initial public offering price of $11.00 (the midpoint of the filing range) in the Genzyme Investment, the Company expects to grant to Genzyme certain demand and piggyback registration rights exercisable commencing 180 days after the closing of this Offering. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, such holders are entitled to notice of such registration and are entitled to include such Registrable Shares and Genzyme Shares, as the case may be, in the registration. The rights are subject to certain conditions and limitations, among them, the right of the underwriters of a registered offering to limit the number of shares included in such registration. Holders of Registrable Shares and the Genzyme Shares benefiting from these rights may also require the Company to file at its expense a registration statement under the Securities Act with respect to their shares of Common Stock and, subject to certain conditions and limitations, the Company is required to use its best efforts to effect such registration. Furthermore, such holders may, subject to certain conditions and limitations, require the Company to file additional registration statements on Form S-3 with respect to such shares. Such holders did not have the right to have shares of Common Stock registered under the Securities Act as part of this Offering.

                                  UNDERWRITING

     Each of the Underwriters named below (collectively, the "Underwriters"), for which Furman Selz LLC and Pacific Growth Equities, Inc., are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the underwriting agreement dated as of
       , 1998 (the "Underwriting Agreement"), to purchase, and the Company has agreed to sell to each of the Underwriters, the aggregate number of shares of Common Stock set forth opposite its name below:

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Furman Selz LLC.............................................
Pacific Growth Equities, Inc................................

                                                              ---------
          Total.............................................  2,500,000

     The Underwriting Agreement provides that the obligations of the several Underwriters are subject to the approval of certain legal matters by counsel and various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all of the above shares if any are purchased. The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $       per share. The
Underwriters may allow, and such dealers may re-allow, a concession not in
excess of $       per share to certain other dealers. After the offering, the offering price and other selling terms may be changed by the Representatives.

     Prior to the offering made hereby, there has been no public market for the Common Stock. Accordingly, the initial public offering price for the Common Stock will be determined by negotiations among the Company and the Representatives. Among the factors to be considered in such negotiations are the Company's results of operations and current financial condition, estimates of the business potential and prospects of the Company, the experience of the Company's management, the economics of the industry in general, the general condition of the equities market and other relevant factors. There can be no assurance that any active trading market will develop for the Common Stock or as to the price at which the Common Stock may trade in the public market from time to time subsequent to the offering.

     Certain persons participating in the offering may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with this offering when shares of Class A Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

     The Company has granted to the Underwriters an option, expiring 30 days from the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock on the same terms as set forth on the cover page of this Prospectus, solely to cover over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. If the Underwriters exercise the option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase such number of additional shares of Common Stock as is proportional to such Underwriter's initial commitment to purchase shares from the Company.

     The Company, each of its officers and directors and certain stockholders have agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any securities of the Company that are substantially similar to the shares of the Common Stock or that are convertible or exchangeable into Common Stock or securities that are substantially similar to the shares of the Common Stock (other than pursuant to the Company's employee stock option plans) without the prior written consent of Furman Selz LLC, except for the shares of Common Stock offered in connection with this offering.

     At the request of the Company, the Underwriters have reserved up to 125,000 shares of Common Stock for sale at the public offering price to directors, officers and employees of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the Underwriters on the same terms as all other shares offered hereby.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The principal address of Furman Selz LLC is 230 Park Avenue, New York, New York 10169. The principal address of Pacific Growth Equities, Inc. is 353 Sacremento Street, San Francisco, California 94111.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Palmer & Dodge LLP, Boston, Massachusetts. Nathaniel S. Gardiner, a partner of Palmer & Dodge LLP, is the Secretary of the Company. Certain legal matters are being passed upon for the Underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

     Statements relating to United States patent matters involving the Company's Phage Display patents in the portions of this Prospectus entitled "Risk
Factors -- Uncertainties Related to Patents and Proprietary Rights" (except for the last paragraph relating to employee confidentiality) and "Business -- Patents and Proprietary Rights" (except for the last two paragraphs), insofar as they constitute summaries of matters of United States patent law, have been reviewed and approved by special patent counsel to the Company, Yankwich & Associates, as experts in patent law.

     The consolidated balance sheets of the Company at December 31, 1997 and 1996 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997 appearing in this Prospectus and Registration Statement have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated statements of operations and accumulated deficit and cash flows of PEC for the period from January 1, 1995 to August 11, 1995 appearing in this Prospectus and Registration Statement have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. All statements made in this Prospectus regarding the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are qualified by reference to the copy of such document filed as an exhibit to the Registration Statement. A copy of the Registration Statement may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of all or any part thereof may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports and other information can also be reviewed through the Commission's web site (http://www.sec.gov).

     Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements certified by an independent public accounting firm and make available to its stockholders quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each fiscal year of the Company.

     The Company has filed for trademark protection for the Dyax mark and the Dyax logo. The Company has registered the Kiloprep mark in the United States, Japan, Germany and the United Kingdom. In addition, the Company considers "Biotage" as a trade name and considers Parallex, ProPrep and BioFLASH to be trademarks. All other trademarks or service marks appearing in this Prospectus are the property of their respective holders.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
DYAX CORP.

Report of Independent Accountants...........................   F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997
  and March 31, 1998 (unaudited) and March 31, 1998
  (unaudited) Pro Forma.....................................   F-3
Consolidated Statements of Operations for the years ended
  December 31, 1995, 1996 and 1997 and for the three months
  ended March 31, 1997 (unaudited) and March 31, 1998
  (unaudited)...............................................   F-4
Consolidated Statements of Changes in Stockholders' Equity
  for the years ended December 31, 1995, 1996 and 1997 and
  for the three months ended March 31, 1998 (unaudited).....   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1995, 1996 and 1997 and for the three months
  ended March 31, 1997 (unaudited) and March 31, 1998
  (unaudited)...............................................   F-6
Notes to Consolidated Financial Statements..................   F-7

PROTEIN ENGINEERING CORPORATION

Report of Independent Accountants...........................  F-21
Consolidated Statement of Operations and Accumulated Deficit
  for the period from January 1, 1995 to August 11, 1995....  F-22
Consolidated Statement of Cash Flows for the period from
  January 1, 1995 to August 11, 1995........................  F-23
Notes to Consolidated Financial Statements..................  F-24

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Dyax Corp.:

     We have audited the accompanying consolidated balance sheets of Dyax Corp. as of December 31, 1996 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dyax Corp. as of December 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                               /s/  PRICEWATERHOUSECOOPERS LLP
                                               COOPERS & LYBRAND L.L.P.
Boston, Massachusetts
March 23, 1998

                                   DYAX CORP.

                          CONSOLIDATED BALANCE SHEETS

                                                     DECEMBER 31,                     MARCH 31, 1998
                                              ---------------------------    ---------------------------------
                                                  1996           1997           ACTUAL      PRO FORMA (NOTE 2)
                                              ------------   ------------    ------------   ------------------
                                                                                        (UNAUDITED)
                                                    ASSETS
Current assets:
  Cash and cash equivalents.................  $  8,591,000   $  4,664,000    $  3,688,000         3,688,000
  Accounts receivable, (net of allowances
    for doubtful accounts of $41,000,
    $81,000 and $81,000 at December 31, 1996
    and 1997 and March 31, 1998,
    respectively)...........................     1,363,000      2,273,000       2,258,000         2,258,000
  Inventories...............................     1,282,000      1,873,000       1,661,000         1,661,000
  Other current assets......................       150,000        286,000         223,000           223,000
                                              ------------   ------------    ------------      ------------
         Total current assets...............    11,386,000      9,096,000       7,830,000         7,830,000
Fixed assets, net...........................       505,000      1,151,000       1,310,000         1,310,000
Other assets, net...........................       345,000        285,000         881,000           881,000
                                              ------------   ------------    ------------      ------------
         Total assets.......................    12,236,000     10,532,000      10,021,000        10,021,000
                                              ============   ============    ============      ============
                                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....     1,633,000      2,145,000       3,086,000         3,086,000
  Deferred revenue..........................       384,000        891,000         302,000           302,000
  Current portion of long term debt.........       121,000         68,000          43,000            43,000
  Current portion of capital leases.........         7,000         87,000          87,000            87,000
                                              ------------   ------------    ------------      ------------
         Total current liabilities..........     2,145,000      3,191,000       3,518,000         3,518,000
Long term debt..............................       763,000        695,000         695,000           695,000
Capital leases..............................         7,000        383,000         362,000           362,000
                                              ------------   ------------    ------------      ------------
         Total liabilities..................     2,915,000      4,269,000       4,575,000         4,575,000
Commitments
Stockholders' equity:
  Class A convertible preferred stock;
    9,440,832 shares authorized in series;
    8,161,283, 8,944,043 and 8,944,043
    shares issued and outstanding at
    December 31, 1996 and 1997 and March 31,
    1998 actual and none outstanding on a
    pro forma basis, respectively;
    $25,947,000 liquidation preference at
    March 31, 1998..........................    24,821,000     27,258,000      27,258,000                --
  Common stock, $.01 par value, 20,000,000
    shares authorized, 1,021,455 and
    1,278,114 shares issued at December 31,
    1996 and 1997, respectively; and
    1,435,270 and 7,266,786 shares issued on
    March 31, 1998 actual and on a pro forma
    basis, respectively.....................        10,000         13,000          14,000            73,000
Additional paid-in capital..................     9,629,000     11,519,000      12,493,000        39,692,000
Receivable for common stock purchase........            --             --        (418,000)         (418,000)
Accumulated deficit.........................   (25,169,000)   (30,704,000)    (31,875,000)      (31,875,000)
Treasury stock (1,378 common shares at
  cost).....................................            --             --              --                --
Deferred compensation.......................            --     (1,682,000)     (1,955,000)       (1,955,000)
Accumulated foreign currency translation
  adjustment................................        30,000       (141,000)        (71,000)          (71,000)
                                              ------------   ------------    ------------      ------------
         Total stockholders' equity.........     9,321,000      6,263,000       5,446,000         5,446,000
                                              ------------   ------------    ------------      ------------
         Total liabilities and stockholders'
           equity...........................  $ 12,236,000   $ 10,532,000    $ 10,021,000      $ 10,021,000
                                              ============   ============    ============      ============

   The accompanying notes are an integral part of the consolidated financial statements.

                                   DYAX CORP.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                  THREE MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,                    MARCH 31,
                                   -----------------------------------------   -------------------------
                                       1995          1996           1997          1997          1998
                                   ------------   -----------   ------------   -----------   -----------
                                                                                      (UNAUDITED)
Revenues:
  Product sales..................  $  3,592,000   $ 4,478,000   $  7,625,000   $ 1,336,000   $ 2,208,000
  Product development............       428,000     1,060,000      1,440,000       301,000       904,000
  License fees...................            --     1,499,000        711,000       242,000       492,000
                                   ------------   -----------   ------------   -----------   -----------
Total revenues...................     4,020,000     7,037,000      9,776,000     1,879,000     3,604,000
Operating expenses:
  Cost of products sold..........     1,952,000     2,046,000      3,174,000       557,000       927,000
  Research and development.......     1,343,000     3,140,000      5,575,000     1,222,000     1,631,000
  Selling, general and
     administrative..............     2,710,000     4,170,000      6,827,000     1,620,000     2,232,000
  Write-off of intangible
     asset.......................       456,000            --             --            --            --
  Write-off of incomplete
     technology..................     4,098,000            --             --            --            --
                                   ------------   -----------   ------------   -----------   -----------
Total operating expenses.........    10,559,000     9,356,000     15,576,000     3,399,000     4,790,000
                                   ------------   -----------   ------------   -----------   -----------
Loss from operations.............    (6,539,000)   (2,319,000)    (5,800,000)   (1,520,000)   (1,186,000)
                                   ------------   -----------   ------------   -----------   -----------
  Interest income................       123,000       108,000        339,000       104,000        42,000
  Interest expense...............      (169,000)     (186,000)       (74,000)      (24,000)      (27,000)
                                   ------------   -----------   ------------   -----------   -----------
Net loss.........................  $ (6,585,000)  $(2,397,000)  $ (5,535,000)   (1,440,000)   (1,171,000)
                                   ============   ===========   ============
Other comprehensive income
  (loss):
  Foreign currency translation
     adjustments.................                                                  (19,000)       70,000
                                                                               -----------   -----------
  Other comprehensive income
     (loss) before tax...........                                                  (19,000)       70,000
  Income tax benefit (expense)
     related to other
     comprehensive income........                                                       --            --
  Other comprehensive income
     (loss), net of tax..........                                                  (19,000)       70,000
                                                                               -----------   -----------
Comprehensive loss...............                                              $(1,459,000)  $(1,101,000)
                                                                               ===========   ===========
Net loss per common share -- Note
  2:
  Historical:
     Basic and diluted...........  $     (27.53)  $     (2.38)  $      (5.14)  $     (1.41)  $     (0.86)
     Weighted average number of
       shares -- basic and
       diluted...................       239,212     1,006,730      1,076,469     1,022,948     1,362,587
  Pro forma (unaudited):
     Basic and diluted...........                               $      (0.83)                $     (0.16)
     Weighted average number of
       shares -- basic and
       diluted...................                                  6,706,680                   7,194,103

   The accompanying notes are an integral part of the consolidated financial statements.

                                   DYAX CORP.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997 AND THE THREE MONTHS ENDED
                           MARCH 31, 1998 (UNAUDITED)

                                                                       CONVERTIBLE PREFERRED STOCK
                                                 ------------------------------------------------------------------------
                                                                    CLASS A                       CLASS C
                                                 ---------------------------------------------   ----------
                                                 SERIES 1    SERIES 2   SERIES 3     SERIES 4
                                                  SHARES      SHARES     SHARES       SHARES       SHARES       AMOUNT
                                                 ---------   --------   ---------   ----------   ----------   -----------
Balance at December 31, 1994...................         --        --           --                 5,530,569   $ 8,574,000
Conversion of Common Stock per 1995 Plan of
 Recapitalization..............................
Conversion of Preferred Stock per 1995 Plan of
 Recapitalization..............................  1,942,936                                       (5,530,569)
Issuance of Common Stock in exchange for
 Protein Engineering Corporation Common
 Stock.........................................
Issuance of Preferred Stock in exchange for
 Protein Engineering Corporation Preferred
 Stock.........................................              703,970                                            1,408,000
Issuance of Preferred Stock....................                         2,000,000                               3,900,000
Purchase of 209 Shares of Treasury Stock at
 Cost..........................................
Foreign Currency Translation Adjustment........
Net Loss.......................................
                                                 ---------   -------    ---------   ----------   ----------   -----------
Balance at December 31, 1995...................  1,942,936   703,970... 2,000,000           --           --   $13,882,000
                                                 =========   =======    =========   ==========   ==========   ===========
Issuance of Preferred Stock....................                                      3,514,377                 10,939,000
Exercise of Stock Options under the 1989
 plan..........................................
Exercise of Stock Options under the 1995
 plan..........................................
Purchase of 1,169 Shares of Treasury Stock at
 Cost..........................................
Foreign currency translation adjustment........
Net Loss.......................................
                                                 ---------   -------    ---------   ----------   ----------   -----------
Balance at December 31, 1996...................  1,942,936   703,970    2,000,000    3,514,377           --   $24,821,000
                                                 =========   =======    =========   ==========   ==========   ===========
Issuance of Preferred Stock....................                                        782,760                  2,437,000
Exercise of Stock Options under the 1989
 plan..........................................
Exercise of Stock Options under the 1995
 plan..........................................
Issuance of Restricted Stock under the 1995
 plan..........................................
Deferred compensation..........................
Compensation expense associated with stock
 options.......................................
Foreign currency translation adjustment........
Net Loss.......................................
                                                 ---------   -------    ---------   ----------   ----------   -----------
Balance at December 31, 1997...................  1,942,936   703,970    2,000,000    4,297,137           --    27,258,000
                                                 =========   =======    =========   ==========   ==========   ===========
Exercise of Stock Options under the 1995
 plan..........................................
Issuance of Restricted Stock under the 1995
 plan..........................................
Deferred compensation..........................
Compensation expense associated with stock
 options.......................................
Loan to purchase common stock..................
Cancellation of shares.........................
Foreign currency translation adjustment........
Net Loss.......................................
                                                 ---------   -------    ---------   ----------   ----------   -----------
Balance at March 31, 1998......................  1,942,936   703,970    2,000,000    4,297,137           --    27,258,000
                                                 =========   =======    =========   ==========   ==========   ===========

                                                      COMMON STOCK
                                                 ----------------------

                                                                                       ADDITIONAL      RECEIVABLE
                                                                           TREASURY      PAID-IN       FOR COMMON     ACCUMULATED
                                                   SHARES     PAR VALUE     STOCK        CAPITAL     STOCK PURCHASE     DEFICIT
                                                 ----------   ---------   ----------   -----------   --------------   ------------
Balance at December 31, 1994...................     742,543      7,000    $       --   $ 9,336,000                    $(16,187,000)
Conversion of Common Stock per 1995 Plan of
 Recapitalization..............................    (641,973)    (6,000)                      6,000
Conversion of Preferred Stock per 1995 Plan of
 Recapitalization..............................
Issuance of Common Stock in exchange for
 Protein Engineering Corporation Common
 Stock.........................................     899,443      9,000                     275,000
Issuance of Preferred Stock in exchange for
 Protein Engineering Corporation Preferred
 Stock.........................................
Issuance of Preferred Stock....................
Purchase of 209 Shares of Treasury Stock at
 Cost..........................................                                   --
Foreign Currency Translation Adjustment........
Net Loss.......................................                                                                         (6,585,000)
                                                 ----------    -------    ----------   -----------     ---------      ------------
Balance at December 31, 1995...................   1,000,013     10,000            --   $ 9,617,000                    $(22,772,000)
                                                 ==========    =======    ==========   ===========     =========      ============
Issuance of Preferred Stock....................
Exercise of Stock Options under the 1989
 plan..........................................       5,264         --                       6,000
Exercise of Stock Options under the 1995
 plan..........................................      16,178         --                       6,000
Purchase of 1,169 Shares of Treasury Stock at
 Cost..........................................                                   --
Foreign currency translation adjustment........
Net Loss.......................................                                                                         (2,397,000)
                                                 ----------    -------    ----------   -----------     ---------      ------------
Balance at December 31, 1996...................   1,021,455    $10,000            --   $ 9,629,000                    $(25,169,000)
                                                 ==========    =======    ==========   ===========     =========      ============
Issuance of Preferred Stock....................
Exercise of Stock Options under the 1989
 plan..........................................          93         --                          --
Exercise of Stock Options under the 1995
 plan..........................................     142,466      2,000                      46,000
Issuance of Restricted Stock under the 1995
 plan..........................................     114,100      1,000                      87,000
Deferred compensation..........................                                          1,750,000
Compensation expense associated with stock
 options.......................................                                              7,000
Foreign currency translation adjustment........
Net Loss.......................................                                                                         (5,535,000)
                                                 ----------    -------    ----------   -----------     ---------      ------------
Balance at December 31, 1997...................   1,278,114     13,000            --    11,519,000                     (30,704,000)
                                                 ==========    =======    ==========   ===========     =========      ============
Exercise of Stock Options under the 1995
 plan..........................................      79,071         --                      78,000
Issuance of Restricted Stock under the 1995
 plan..........................................      78,240      1,000                     360,000
Deferred compensation..........................                                            536,000
Compensation expense associated with stock
 options.......................................
Loan to purchase common stock..................                                                         (418,000)
Cancellation of shares.........................        (155)
Foreign currency translation adjustment........
Net Loss.......................................                                                                         (1,171,000)
                                                 ----------    -------    ----------   -----------     ---------      ------------
Balance at March 31, 1998......................   1,435,270    $14,000            --   $12,493,000     $(418,000)     $ 31,875,000
                                                 ==========    =======    ==========   ===========     =========      ============


                                                 ACCUMULATED
                                                   FOREIGN
                                                  CURRENCY
                                                 TRANSLATION     DEFERRED
                                                 ADJUSTMENT    COMPENSATION      TOTAL
                                                 -----------   ------------   -----------
Balance at December 31, 1994...................   $ (65,000)                  $ 1,665,000
Conversion of Common Stock per 1995 Plan of
 Recapitalization..............................                                        --
Conversion of Preferred Stock per 1995 Plan of
 Recapitalization..............................                                        --
Issuance of Common Stock in exchange for
 Protein Engineering Corporation Common
 Stock.........................................                                   284,000
Issuance of Preferred Stock in exchange for
 Protein Engineering Corporation Preferred
 Stock.........................................                                 1,408,000
Issuance of Preferred Stock....................                                 3,900,000
Purchase of 209 Shares of Treasury Stock at
 Cost..........................................                                        --
Foreign Currency Translation Adjustment........      31,000                        31,000
Net Loss.......................................                                (6,585,000)
                                                  ---------    -----------    -----------
Balance at December 31, 1995...................   $ (34,000)   $        --    $   703,000
                                                  =========    ===========    ===========
Issuance of Preferred Stock....................                                10,939,000
Exercise of Stock Options under the 1989
 plan..........................................                                     6,000
Exercise of Stock Options under the 1995
 plan..........................................                                     6,000
Purchase of 1,169 Shares of Treasury Stock at
 Cost..........................................                                        --
Foreign currency translation adjustment........      64,000                        64,000
Net Loss.......................................                                (2,397,000)
                                                  ---------    -----------    -----------
Balance at December 31, 1996...................   $  30,000    $        --    $ 9,321,000
                                                  =========    ===========    ===========
Issuance of Preferred Stock....................                                 2,437,000
Exercise of Stock Options under the 1989
 plan..........................................                                        --
Exercise of Stock Options under the 1995
 plan..........................................                                    48,000
Issuance of Restricted Stock under the 1995
 plan..........................................                                    88,000
Deferred compensation..........................                 (1,750,000)
Compensation expense associated with stock
 options.......................................                     68,000         75,000
Foreign currency translation adjustment........    (171,000)                     (171,000)
Net Loss.......................................                                (5,535,000)
                                                  ---------    -----------    -----------
Balance at December 31, 1997...................    (141,000)    (1,682,000)     6,263,000
                                                  =========    ===========    ===========
Exercise of Stock Options under the 1995
 plan..........................................                                    78,000
Issuance of Restricted Stock under the 1995
 plan..........................................                                   361,000
Deferred compensation..........................                   (536,000)
Compensation expense associated with stock
 options.......................................                    263,000        263,000
Loan to purchase common stock..................                                  (418,000)
Cancellation of shares.........................
Foreign currency translation adjustment........      70,000                        70,000
Net Loss.......................................                                (1,171,000)
                                                  ---------    -----------    -----------
Balance at March 31, 1998......................   $ (71,000)   $(1,955,000)   $ 5,446,000
                                                  =========    ===========    ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                                   DYAX CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                     MARCH 31,
                                              -----------------------------------------    --------------------------
                                                 1995           1996           1997           1997           1998
                                              -----------    -----------    -----------    -----------    -----------
                                                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................  $(6,585,000)   $(2,397,000)   $(5,535,000)   $(1,440,000)   $(1,171,000)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
    Depreciation and amortization...........      411,000        310,000        333,000         93,000        114,000
    Loss on disposal of fixed assets........           --         17,000         39,000             --             --
    Compensation expense associated with
      stock options.........................           --             --         75,000             --        263,000
    Write-off of intangible asset...........      456,000             --             --             --             --
    Purchase of incomplete technology.......    3,942,000             --             --             --             --
  Changes in operating assets and
    liabilities:
    Accounts receivable, net................     (426,000)      (183,000)      (939,000)      (552,000)       (18,000)
    Inventories.............................       82,000       (708,000)      (591,000)      (284,000)       261,000
    Other assets............................        1,000        (95,000)      (128,000)        21,000       (544,000)
    Accounts payable and accrued expenses...      123,000        571,000        518,000        189,000        983,000
    Deferred revenue........................     (295,000)      (402,000)       508,000        151,000       (589,000)
                                              -----------    -----------    -----------    -----------    -----------
Net cash used in operating activities.......   (2,291,000)    (2,887,000)    (5,720,000)    (1,822,000)      (701,000)
                                              -----------    -----------    -----------    -----------    -----------
Cash flows from investing activities:
  Purchase of fixed assets..................     (116,000)      (220,000)      (961,000)       (84,000)      (259,000)
                                              -----------    -----------    -----------    -----------    -----------
Cash flows from financing activities:
  Net proceeds from issuance of preferred
    stock...................................    2,712,000     10,343,000      2,437,000      2,437,000             --
  Cash acquired with PEC acquisition........      928,000             --             --             --             --
  Proceeds from the exercise of stock
    options.................................           --         11,000        136,000          1,000         21,000
  Proceeds from sale-leaseback of
    equipment...............................           --             --        445,000             --             --
  Purchase of treasury stock................           --             --             --             --             --
  Increase in debt..........................      470,000        103,000             --             --             --
  Repayment of debt.........................           --       (759,000)      (121,000)            --        (46,000)
                                              -----------    -----------    -----------    -----------    -----------
Net cash provided (used) by financing
  activities................................    4,110,000      9,698,000      2,897,000      2,438,000        (25,000)
Effect of foreign currency translation on
  cash balances.............................       29,000         41,000       (143,000)       (24,000)         9,000
                                              -----------    -----------    -----------    -----------    -----------
Net increase (decrease) in cash and cash
  equivalents...............................    1,732,000      6,632,000     (3,927,000)       508,000       (976,000)
Cash and cash equivalents at beginning of
  the period................................      227,000      1,959,000      8,591,000      8,591,000      4,664,000
                                              -----------    -----------    -----------    -----------    -----------
Cash and cash equivalents at end of the
  period....................................  $ 1,959,000    $ 8,591,000    $ 4,664,000    $ 9,099,000    $ 3,688,000
                                              ===========    ===========    ===========    ===========    ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                                   DYAX CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             AND 1998 IS UNAUDITED

1.  NATURE OF BUSINESS:

     Dyax's phage display technology has broad potential commercial applications in the fields of therapeutic, diagnostic and separations products. Dyax's patented and proprietary phage display technology is a versatile, high throughput technology platform which the Company believes can reduce costs, shorten development times and lead to the commercialization of more effective products in these fields. The Company also develops, manufactures and sells fully-integrated chromatography separations systems under the Biotage trade name.

     The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, dependence on collaborative arrangements, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and compliance with FDA government regulations and approval requirements.

2.  ACCOUNTING POLICIES:

  Basis of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Protein Engineering Corporation, P.E.C. Technology Corp. and Biotage, Ltd., a United Kingdom sales subsidiary. All intercompany accounts and transactions have been eliminated.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts of assets and liabilities reported and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The significant estimates and assumptions in these financial statements include contract revenue recognition, receivable collectibility, inventory valuation and tax valuation reserves. Actual results could differ from those estimates.

  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and trade accounts receivable. At December 31, 1997, approximately 71% of the Company's cash and cash equivalents were invested in a single money market account held by one financial institution.

     The Company provides most of its products and services to pharmaceutical and biomedical companies worldwide. Concentrations of credit risk with respect to trade receivable balances are limited due to the diverse number of customers comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers' financial conditions and maintains reserves for potential credit loss. Activity for fiscal 1995, 1996 and 1997 included provisions of $90,000, $9,000 and $40,000, respectively, and $10,000 and none for the three months ended March 31, 1997 and 1998, respectively.

  Cash and Cash Equivalents

     Cash and cash equivalents consist principally of cash and a money market account. The Company currently invests its excess cash in a single money market account held by a financial institution.

                                   DYAX CORP.

 INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             AND 1998 IS UNAUDITED

  Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

  Fixed Assets

     Property and equipment are recorded at cost and depreciated over the estimated useful lives of the related assets using the straight-line method. Laboratory and production equipment and furniture and office equipment are depreciated over a three to seven year period. Leasehold improvements are stated at cost and are amortized over the lesser of the noncancelable term of the related lease or their estimated useful lives. Leased equipment is depreciated over the life of the lease. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gains and losses are included in operations in the period of disposal.

  Long-Lived Assets

     The Company regularly reviews long-lived assets for impairment by comparing the cumulative undiscounted cash flow from the assets with their carrying amount. Any write-downs are treated as permanent reductions in the carrying amount of the assets. Management's policy regarding long-lived assets is to evaluate the recoverability of its assets when the facts and circumstances suggest that these assets may be impaired. This analysis relies on a number of factors, including operating results, business plans, budgets, economic projections and changes in management's strategic direction or market emphasis. The test of recoverability is a comparison of the asset value to its expected cumulative net operating cash flow over the remaining life of the asset. During 1995, the Company determined technology acquired in 1989, which related to a product line no longer being pursued by the Company, had no future value. Accordingly, the Company recorded a charge to operations of $456,000 to write off the net amortized book value of patents, trademarks and licenses related to this product line and its technology.

  Revenue Recognition

     Product revenue, which is derived from sales of Biotage chromatography separations systems and products, is recognized upon shipment to the customer. Significant future obligations such as satisfaction of more than perfunctory customer-mandated performance criteria may defer revenue recognition until the obligation is satisfied. Costs of insignificant obligations are accrued when revenue is recognized. One customer accounted for approximately 13%, 5% and 12% of product revenue in 1995, 1996 and 1997, respectively, although the largest customer was different in each of the three years. The Company is not dependent on any single customer for a significant portion of its ongoing revenues.

     The Company enters into product development agreements with collaborative partners for the development of therapeutic, diagnostic and separations products. The terms of the agreements may include non-refundable signing fees and may provide funding for research and development, payments based on the achievement of certain milestones and royalties on any product sales derived from the collaboration. Signing fees for which the Company has no future obligations are recognized at the inception of the agreements. Collaborative research, product development and government grant revenues, where the amounts recorded are not refundable if research efforts are unsuccessful, are recorded as the related expenses are incurred. Milestones are recognized when achieved and sales royalties will be recognized when earned. Substantially all of the product development revenues during 1995 and 1996 were earned under an agreement with one collaborator.

                                   DYAX CORP.

 INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             AND 1998 IS UNAUDITED

     The Company licenses its patent rights covering Phage Display on a non-exclusive basis in the fields of therapeutics, antibody-based in vitro diagnostics and research products. Standard terms of the license agreements, which require no further active performance by the Company, generally include non-refundable signing fees, non-refundable annual maintenance fees, milestone payments and royalties on product sales. Signing fees are recorded as revenue at the signing date, annual maintenance fees are recorded at the due date and milestones payments are recognized at the time the milestone is achieved. Sales royalties will be recognized when earned. Under one license agreement, a licensee received a license to the Company's phage display patent rights in a defined field of use, for a one time non-refundable payment of $1,000,000, which is included in license revenue for the year ended December 31, 1996.

     Payments received which have not met the appropriate criteria for revenue recognition are recorded as deferred revenue.

  Product Warranty

     The Company provides customers with up to a twelve-month warranty on its chromatography products from the date of customer startup or up to a fourteen month warranty from the date of shipment, whichever is less. Estimated warranty obligations, which are included in the results of operations, are evaluated and provided for at the time of sale. Product warranty costs were not significant for any period presented.

  Research and Development

     Research and development costs are expensed as incurred.

  Patents

     The Company owns or is in the process of applying for patents in the United States and other countries. All costs associated with these filings are expensed as incurred.

  Income Taxes

     The Company utilizes the asset and liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, ("SFAS 109"), "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities using the current statutory tax rates.

  Translation of Foreign Currencies

     Assets and liabilities of the Company's foreign subsidiary are translated at year end exchange rates. Amounts included in the statements of operations are translated at the average exchange rate for the year. The resulting currency translation adjustments are made directly to a separate component of stockholders' equity. Gains and losses that result from transactions in foreign currencies, which are included in the statement of operations, have not been material.

  Reclassifications

     Certain reclassifications have been made to the 1995 and 1996 financial statements to conform with 1997 presentation.

                                   DYAX CORP.

 INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             AND 1998 IS UNAUDITED

  New Accounting Standards

     In September 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company will implement SFAS No. 130 and SFAS No. 131, which require the Company to report and display certain information related to comprehensive income and operating segments, respectively, as required in fiscal year 1998. Adoption of SFAS No. 130 and SFAS No. 131 will not impact the Company's financial position or results of operations.

  Interim Financial Information

     The financial statements for the three months ended March 31, 1997 and 1998 are unaudited but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair statement of the operating results and cash flows for such period.

  Historical Net Loss per Share

     Effective December 31, 1997, the Company adopted Statement of Financial Accounting No. 128 (SFAS 128) "Earnings per Share". This statement specifies the computation, presentation and disclosure requirements for earnings per share ("EPS") to simplify the existing computational guidelines and increase comparability on an international basis. This statement replaces primary EPS with basic EPS, the principal difference being the exclusion of common stock equivalents in the computation of basic EPS. In addition, this statement requires the dual presentation of basic and diluted EPS on the face of statement of operations.

     Under SFAS 128, the Company is required to present two EPS amounts, basic and diluted. Basic EPS is calculated based on income available to common stockholders and the weighted-average number of shares outstanding during the reporting period. Diluted EPS may include additional dilution from potential common stock, such as stock issuable pursuant to the exercise of stock options and warrants outstanding, the conversion of preferred stock and conversion of debt.

     For the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998, the Company had convertible preferred stock, convertible debt, stock options and stock warrants outstanding (see note 9). These securities could potentially dilute basic EPS in the future and were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented. Consequently there were no differences between basic and diluted EPS for these periods.

     Basic and diluted net loss per common share on a historical basis is computed in the same manner as pro forma basic and diluted net loss per common share, except that preferred stock is not assumed to be converted.

Pro Forma Net Loss per Share (unaudited)

     The pro forma basic and diluted net loss per common share is computed based upon the weighted average number of common shares outstanding in accordance with SFAS 128. In addition, all outstanding shares of convertible preferred stock, which convert to common stock upon the closing of an initial public offering on or before August 31, 1998 where the price per share is at least $8.00 and net proceeds are at least $10,000,000, are treated as if converted to common stock.

Pro Forma Balance Sheet

     In January 1998, the Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission for the Company to sell shares of its common stock in an initial public offering. If the initial public offering contemplated by this Prospectus is consummated

                                   DYAX CORP.

 INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             AND 1998 IS UNAUDITED

under the terms presently anticipated, all outstanding shares of convertible preferred stock at March 31, 1998 will convert into 5,831,516 shares of common stock.

3.  INVENTORIES:

     Inventories consist of the following:

                                               DECEMBER 31,
                                         ------------------------    MARCH 31,
                                            1996          1997          1998
                                         ----------    ----------    ----------
Raw materials..........................  $  707,000    $1,162,000    $1,301,000
Work in process........................     518,000       281,000        78,000
Finished products......................      57,000       430,000       282,000
                                         ----------    ----------    ----------
                                         $1,282,000    $1,873,000    $1,661,000
                                         ==========    ==========    ==========

4.  FIXED ASSETS:

     Fixed assets consist of the following:

                                                           DECEMBER 31,
                                                    --------------------------
                                                       1996           1997
                                                    -----------    -----------
Laboratory and production equipment...............  $ 1,048,000    $ 1,470,000
Furniture and office equipment....................      705,000        873,000
Leasehold improvements............................      334,000        664,000
                                                    -----------    -----------
Total.............................................    2,087,000      3,007,000
Less: accumulated depreciation....................   (1,582,000)    (1,856,000)
                                                    -----------    -----------
                                                    $   505,000    $ 1,151,000
                                                    ===========    ===========

     Depreciation expense and amortization of leasehold improvements was $279,000, $260,000 and $283,000 for the years ended December 31, 1995, 1996 and
1997, respectively, and $81,000 and $102,000 for the three months ended March 31, 1997 and 1998, respectively. Assets held under capital leases at December 31, 1997 consisted of $304,000 of laboratory and production equipment and $141,000 of furniture and office equipment. The net book value of leased equipment was $445,000 at December 31, 1997, the inception date of the lease. There was no accumulated amortization of leased assets at December 31, 1997.

5.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

     Accounts payable and accrued expenses consist of the following:

                                                            DECEMBER 31,
                                                      ------------------------
                                                         1996          1997
                                                      ----------    ----------
Accounts payable....................................  $  929,000    $1,193,000
Accrued wages and related taxes.....................     310,000       372,000
Accrued warranty and installation costs.............      67,000       234,000
Other accrued liabilities...........................     327,000       346,000
                                                      ----------    ----------
Total...............................................  $1,633,000    $2,145,000
                                                      ==========    ==========

                                   DYAX CORP.

 INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             AND 1998 IS UNAUDITED

6.  LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                            DECEMBER 31,
                                                        ---------------------
                                                          1996         1997
                                                        ---------    --------
Shareholder collateralized term note..................  $ 500,000    $500,000
Shareholder term note.................................    195,000     195,000
Shareholder installment note..........................    189,000      68,000
                                                        ---------    --------
                                                          884,000     763,000
Less current portion of long-term obligations.........   (121,000)    (68,000)
                                                        ---------    --------
                                                        $ 763,000    $695,000
                                                        =========    ========

     On August 11, 1995, in exchange for extinguishing an equal amount of its bank debt, for which there was no gain or loss, the Company issued an interest bearing collateralized term note to a shareholder, in a non-cash transaction, in the amount of $500,000, payable at the earlier of five years or upon the Company's closing of an initial public offering resulting in net proceeds of not less than $10,000,000 and a per share of common stock sales price of not less than $9.20 per share or an event of default. The noteholder has the option, but not the obligation, to participate in future equity financings of the Company to the extent of, and in exchange for, the balance of the note then due, and under terms no more favorable than those offered to other participants in such sale of equity. The note is collateralized with certain assets of the Company, including certain intellectual property and is convertible in whole or in part into equity, during any Company financing. Since August 1995, the Company has paid the interest on the note monthly at a rate equal to prime plus one percent, as established by the lending institution (approximately 8% at December 31, 1997). The principal balance of $500,000 was outstanding at December 31, 1996 and 1997.

     On August 11, 1995 the Company issued a term note to the same shareholder, in the amount of $195,000, in exchange for a previously issued note and other amounts owed to the shareholder, in a non-cash transaction. The term note is payable and convertible under the same conditions as is the collateralized term note described above. The annual interest rate of 8% has been paid quarterly since August 1995. The principal balance of $195,000 was outstanding at December 31, 1996 and 1997.

     On August 11, 1995, the Company issued an installment note to a shareholder and previous officer of Protein Engineering Corporation in the amount of $170,000 at 8% per annum, payable monthly for twenty months, commencing January 1, 1997. Principal and accrued interest of $189,000 was outstanding at December 31, 1996. The principal balance outstanding at December 31, 1997 was $68,000.

     Interest paid on long-term debt was $223,000, $115,000 and $93,000 in 1995, 1996 and 1997, respectively and $41,000 and $16,000 for the three months ended March 31, 1997 and 1998, respectively.

7.  CAPITAL LEASES:

     During 1997, the Company entered into a capital lease agreement providing the Company with a $3,000,000 lease facility for furniture and equipment. In 1997, the Company sold to the lessor $445,000 of laboratory and production equipment and furniture and office equipment under this lease facility and leased $456,000 of laboratory and production equipment and furniture and office equipment under this and other lease agreements, in non-cash transactions. At December 31, 1997, $2,555,000 of the lease facility remained available.

                                   DYAX CORP.

 INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             AND 1998 IS UNAUDITED

     Minimum future payments under the Company's capital leases as of December 31, 1997 were as follows:

1998........................................................  $ 129,000
1999........................................................    121,000
2000........................................................    121,000
2001........................................................    112,000
2002........................................................    111,000
                                                              ---------
Total future minimum lease payments.........................    594,000
Less: amount representing interest..........................   (124,000)
                                                              ---------
Present value of future minimum lease payments..............    470,000
Less: current portion.......................................    (87,000)
                                                              ---------
Capital leases-long term....................................  $ 383,000
                                                              =========

8.  COMMITMENTS:

     The Company has an operating lease for laboratory and office facilities in Cambridge, Massachusetts through December 1999 and an operating lease for production, laboratory and office facilities in Charlottesville, Virginia through April 2002. The Charlottesville lease has a renewal option with an escalation clause. The Company also leases office space in the United Kingdom under an operating lease which permits the Company to renew after each five-year period; however, should the Company elect not to renew, there is a termination fee equal to one year's rent, which has been included in the following commitment schedule as part of the last year's payment under the current five-year term. In addition, the Company leases various laboratory and office equipment under operating leases with one to five year terms.

     The future minimum lease payments under non-cancelable operating leases as of December 31, 1997 are as follows:

1998......................................  $1,089,000
1999......................................  $1,054,000
2000......................................    $396,000
2001......................................    $199,000
2002......................................     $56,000

     Rent expense for the years ended December 31, 1995, 1996 and 1997 was approximately $290,000, $588,000 and $925,000, respectively and $219,000 and $269,000 for the three months ended March 31, 1997 and 1998, respectively.

9.  STOCKHOLDERS' EQUITY:

  Common Stock

     Effective as of March 23, 1998, the Company implemented a reverse stock split for all common stock outstanding whereby each stockholder received 0.652 share for each share of common stock, $0.01 par value. All periods presented have been retroactively restated to reflect the reverse stock split.

     On August 11, 1995, subsequent to the effect of the Company's 1995 Plan of Recapitalization (which included a 0.1352-for-1 reverse stock split), the Company issued 899,443 shares, valued at $284,000 in a non-cash transaction, and reserved for issuance upon exercise of certain warrants 27,022 shares of common stock, $0.01 par value, in exchange for 100% of the common shares outstanding of Protein Engineering Corporation.

                                   DYAX CORP.

 INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             AND 1998 IS UNAUDITED

  Preferred Stock

     On August 11, 1995, the Company implemented the 1995 Plan of Recapitalization which included a reverse stock split for all Class C Preferred Stock outstanding where each of the outstanding shares of Class C Series 1 Preferred Stock, par value $0.01 per share, of the company was converted into
0.216064 of a share of Class A Series 1 Preferred Stock; $0.01 par value per share, of the Company; each of the outstanding shares of Class C Series 2 Preferred Stock, par value $0.01 per share, of the Company was converted into
0.549613 of a share of Class A Series 1 Preferred Stock; and each of the outstanding shares of Class C Series 3 Preferred Stock, par value $0.01 per share, of the Company was converted into 0.356744 of a share of Class A Series 1 Preferred Stock of the Company. There were 1,944,500 shares of Class A Series 1 Preferred Stock authorized as of December 31, 1996 and 1997.

     On August 11, 1995, subsequent to the effect of the Company's 1995 Plan of Recapitalization, the Company authorized 704,000 shares and issued 703,970 shares of Class A, Series 2 Preferred Stock, $0.01 par value per share, valued at $1,408,000, in exchange for 100% of the preferred stock outstanding of Protein Engineering Corporation in a non-cash transaction. (see note 13)

     On August 11, 1995, subsequent to the 1995 Plan of Recapitalization and the merger with Protein Engineering Corporation, the Company issued 992,132 shares of Class A Series 3 Preferred Stock and on October 27, 1995 the Company issued 1,007,868 shares of Class A Series 3 Preferred Stock, $0.01 par value per share, at $2.00 per share. Net proceeds from the sale of Class A Series 3 Preferred Stock were $3,900,000 after deducting related expenses of $100,000 under which 413,868 shares were sold for cash and $1,188,000 of notes payable were converted into 594,000 shares of Class A Series 3 Preferred Stock at a conversion rate of $2 of debt per share. There were 2,000,000 shares of Class A Series 3 Preferred Stock authorized at December 31, 1996 and 1997.

     On October 30, 1996, the Company issued 3,514,377 shares of Class A Series 4 Preferred Stock, $0.01 par value per share, at $3.13 per share. Net proceeds were $10,939,000 after deducting associated expenses of $61,000 and including $596,000 of non-cash debt conversion.

     On March 20, 1997 and March 27, 1997, the Company issued 472,825 and 309,935 shares, respectively, of Class A Series 4 Preferred Stock, $0.01 par value per share, at $3.13 per share. Net proceeds were approximately $2,437,000 after deducting related expenses of $13,000. There were 4,792,332 shares of Class A Series 4 Preferred Stock authorized at December 31, 1996 and 1997.

     All Class A preferred shares are convertible at the option of the holder, at any time, into an equal number of common shares. The conversion ratio may be adjusted to provide protection against future dilution. Also, Class A preferred shares are automatically convertible into common shares, on a 0.652 share of common stock for one share basis of Preferred Stock, upon the closing of a public offering of common stock by the Company on or before August 31, 1998, where the price per share is at least $8.00 with net proceeds to the Company of at least $10,000,000. Holders of Class A Preferred Stock are entitled to receive non-cumulative dividends at the same rate as common stock holders. Holders of Class A Preferred Stock are entitled to one vote per share and, for certain events such as certain preferred stock transactions, modifying rights, preferences, privileges or limitations of Class A Preferred Stock, amending the Certificate of Incorporation or certain significant corporate transactions, a majority vote of Class A Preferred Stock holders is required. In addition, Class A Series 3 and Series 4 Preferred Stock holders are each entitled to vote as a separate class for the election of one Director by Series 3 and one Director by Series 4. Holders of Class A Series 1, Series 2, Series 3 and Series 4 Preferred Stock have liquidation preferences in the aggregate amounts of $4,247,000, $4,250,000, $4,000,000 and $13,450,000, respectively. At December 31, 1997 the
Company had reserved 5,831,516 shares of common stock for conversion of outstanding shares of all series of Class A Preferred Stock.

                                   DYAX CORP.

 INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             AND 1998 IS UNAUDITED

  Stock Options

     The Company's 1995 Equity Incentive Plan (the "Plan") is an equity plan under which equity awards, including awards of incentive and nonqualified stock options to purchase shares of common stock and restricted shares to employees and consultants of the Company may be granted by action of the Board of Directors. Options are granted at fair market value on the date of grant, generally vest ratably over a 48 month period, and expire within ten years from date of grant. During 1997, the Board increased the common stock options available for grant under the Plan to 2,184,200. At March 31, 1998, there were 1,754,145 shares of common stock reserved for issuance under outstanding and future grants under the Plan of which 639,299 shares remained available for future grant. In 1996 and 1995, the Company granted options for 32,600 and 89,368 shares respectively, (net of cancellations) to consultants; no compensation charge for these options was recorded since management deemed their value to be immaterial to the financial statements.

     All employees, directors, officers and consultants of the Company with outstanding options granted under the Biotage, Inc. 1989 Stock Option Plan or the Protein Engineering Corporation Stock Option Plan, were granted options under the 1995 Equity Incentive Plan subject to the surrender of all options granted prior to August 11, 1995, under the predecessor plan.

     Stock option activity for the 1995 Equity Incentive Plan is summarized as follows:

                                                                                WEIGHTED
                                                                              AVG. EXERCISE
                                                            OPTION SHARES         PRICE
                                                            --------------    -------------
Granted...................................................      395,531           $0.31
Canceled..................................................       (9,780)           0.31
                                                               --------
Outstanding at December 31, 1995..........................      385,751            0.31
Granted...................................................      136,170            0.31
Exercised.................................................      (16,178)           0.31
Canceled..................................................       (4,981)           0.31
                                                               --------
Outstanding at December 31, 1996..........................      500,762            0.31
Granted...................................................      629,067            1.29
Exercised.................................................     (142,466)           0.34
Canceled..................................................      (16,624)           0.35
                                                               --------
Outstanding at December 31, 1997..........................      970,739            0.94
Granted...................................................      230,916            4.57
Exercised.................................................      (79,071)           0.99
Canceled..................................................       (4,738)           1.47
                                                               --------
Outstanding at March 31, 1998 (unaudited).................    1,117,846            1.69
                                                               ========

     Summarized information about stock options outstanding at December 31, 1997 is as follows:

                                                      OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                             -------------------------------------   -----------------------
                                                                         WEIGHTED-                 WEIGHTED-
                                                            REMAINING     AVERAGE                   AVERAGE
                                               NUMBER      CONTRACTUAL   EXERCISE      NUMBER      EXERCISE
         RANGE OF EXERCISE PRICES            OUTSTANDING      LIFE         PRICE     EXERCISABLE     PRICE
         ------------------------            -----------   -----------   ---------   -----------   ---------
$.31 to $.49...............................    394,525         8.1         $0.32       194,561       $0.31
 .77 to 1.00................................    143,106         9.4         $0.81        23,582       $0.80
1.53.......................................    433,108         9.8         $1.53        15,022       $1.53

                                   DYAX CORP.

 INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             AND 1998 IS UNAUDITED

     The weighted average fair value of options granted under the Plan during 1995, 1996 and 1997, as determined under the minimum value method, was $0.09, $0.09 and $0.40. Total options exercisable at December 31, 1995, 1996 and 1997 and March 31, 1998, were 185,585, 250,347, 233,165 and 278,833, respectively.

     During 1996 and 1997, the Company issued 5,264 and 93 shares, respectively, of $.01 par value common stock upon the exercise of employee stock options granted under the Biotage, Inc. 1989 Stock Option Plan as extended by the Board of Directors during 1995. The shares were purchased at $1.13 and $2.84 per share in 1996 and 1997, respectively.

     SFAS 123, "Accounting for Stock-Based Compensation" requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosure of net income in the notes to the financial statements. The Company adopted the disclosure provisions of SFAS 123 in 1996 and applied APB Opinion 25 and related interpretations in accounting for its plan. Had compensation costs for the Company's employee and director stock-based compensation plan been determined based on the fair value at the grant dates as calculated in accordance with SFAS 123, the Company's net loss for the years ended December 31, 1995, 1996 and 1997 the Company's net loss and net loss per share would have increased to the pro forma amounts shown below.

                                                       YEAR ENDED DECEMBER 31,
                                              -----------------------------------------
                                                 1995           1996           1997
                                              -----------    -----------    -----------
Net loss as reported........................  $(6,585,000)   $(2,397,000)   $(5,535,000)
Pro forma...................................  $(6,601,000)   $(2,403,000)   $(5,555,000)
Historical net loss per share -- basic and
  diluted as reported.......................  $    (27.53)   $     (2.38)   $     (5.14)
Pro forma...................................  $    (27.59)   $     (2.39)   $     (5.16)

     The fair value of each stock option granted is estimated on the grant date using the minimum value method with the following weighted average assumptions:

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                        1995     1996     1997
                                                        -----    -----    -----
Expected option term..................................   6.0      6.0      6.0
Risk-free interest rate...............................  5.72%    6.55%    6.31%
Expected dividend yield...............................  none     none     none

     The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years.

     In connection with certain stock option grants and sales of shares of common stock in 1997 and during the three months ended March 31, 1998, the Company recorded $1,750,000 and $536,000 (including $285,000 related to the sale of shares of common stock to an officer of the Company), respectively of deferred compensation expense which is being amortized and charged to operations over the vesting period of the related options. Total option-related compensation expense for 1997 and for the three months ended March 31, 1998 was $75,000 and $263,000, respectively.

  Restricted Stock Purchase Agreements

     In March 1997, the Company granted a right to purchase 114,100 shares of common stock at a purchase price of $0.77 per share to an officer under its 1995 Equity Incentive Plan, subject to a stock restriction agreement whereby the Company has the right, but not the obligation, to repurchase the unvested portion of the shares of common stock at the original purchase price per share in the event of termination of the officer's

                                   DYAX CORP.

 INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             AND 1998 IS UNAUDITED

employment with the Company. Shares subject to this agreement vest monthly over a 48 month period. At March 31, 1998, there were 85,575 unvested common shares at a weighted average fair value, as determined under the minimum value method, of $0.24 per share. The restriction agreement may be terminated at any time at the Company's election.

     On February 18, 1998, the Company sold to an officer 78,240 shares of its common stock at a purchase price of $4.60 per share under its 1995 Equity Incentive Plan subject to a stock restriction agreement whereby the Company has the right, but not the obligation, to repurchase the unvested portion of the shares of common stock at the original purchase price per share upon termination of the officer's employment. Shares subject to this agreement vest monthly over a 24-month period beginning in February 2000 except that unvested shares will vest in full upon the closing of an initial public offering of the Company's common stock or upon the sale of the Company during the officer's employment with the Company or within 180 days after termination without cause. The Company recorded $285,000 of deferred compensation in the three months ended March 31, 1998 in connection with the sale of shares of common stock to the officer based upon an estimated fair value at the date of issuance of $8.25 per share. The deferred compensation amount will be charged to operations either over a 24-month period beginning in February 2000 or in its entirety upon the closing of an initial public offering of the Company's common stock.

  Notes Receivable for Sale of Common Stock

     In connection with the sale of 78,240 shares of restricted common stock and the exercise of options to purchase 37,490 shares of common stock, the Company agreed to loan to the officer an aggregate of $454,000 in a non-cash transaction pursuant to promissory notes, of which $418,000 was used to purchase the related common stock and is included in stockholders' equity. The notes, which bear interest of 5.69% per annum and which are each secured by a corresponding pledge of the shares of common stock purchased under the restricted stock award and received upon exercise of the stock option, are payable in February 2002, subject to acceleration, and become due immediately if the officers employment is terminated other than by the Company without cause or in February 2000 if the Company closes an initial public offering or is sold. As long as the officer remains employed by the Company, the Company will forgive all interest accrued on the notes annually or through the date of any earlier termination of employment.

  Warrants

     At December 31, 1995, 1996 and 1997 and March 31, 1998, the Company had outstanding warrants for the purchase of 45,932, 45,932 and 27,022 shares of common stock at prices ranging from $3.97 to $165.58 per share for warrants in 1995 and 1996 and at $3.97 per share in 1997. In 1997, warrants for 18,910 shares expired and the remaining warrants expire on August 10, 2000. An equal number of shares of common stock have been reserved for the exercise of outstanding warrants at March 31, 1998.

     1998 Employee Stock Purchase Plan. In January 1998, the Company adopted the Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan") under which employees may purchase shares of Common Stock at a discount from fair market value. There are 97,800 shares of Common Stock reserved for issuance under the Purchase Plan. To date, no shares of Common Stock have been issued under the Purchase Plan. Rights to purchase Common Stock under the Purchase Plan are granted at the discretion of the Compensation Committee, which determines the frequency and duration of individual offerings under the Purchase Plan and the dates when stock may be purchased. Eligible employees participate voluntarily and may withdraw from any offering at any time before stock is purchased. The purchase price per share of Common Stock in an offering is 85% of the lesser of its fair market value at the beginning of the offering period or on the applicable exercise date and may be paid through payroll deductions, periodic lump sum payments or a combination of both.

                                   DYAX CORP.

 INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             AND 1998 IS UNAUDITED

10.  EMPLOYEE SAVINGS AND RETIREMENT PLAN:

     The Company has an employee savings and retirement plan (the "Plan"), qualified under section 401(k) of the Internal Revenue Code, covering substantially all of the Company's employees. Employees may elect to contribute a portion of their pretax compensation to the Plan up to the annual maximum allowed under the Plan. The Plan does not provide for a fixed matching contribution by the Company, however, for each plan year the Company may contribute to the Plan at its discretion. No contributions to the Plan were made by the Company in 1995, 1996 or 1997 or the three months ended March 31, 1998.

11.  INCOME TAXES:

     For the years ended December 31, 1995, 1996 and 1997, the Company had no income tax provisions.

     Temporary differences that give rise to significant deferred tax assets as of December 31, 1995, 1996 and 1997 are as follows:

                                               1995            1996            1997
                                           ------------    ------------    ------------
Deferred Tax asset:
Inventory costs..........................  $     84,000    $    126,000    $     86,000
Accelerated book depreciation............       124,000         126,000          84,000
Accelerated book amortization............        14,000          16,000          13,000
Allowance for doubtful accounts..........        16,000          18,000          32,000
Accrued expenses.........................        48,000          60,000         116,000
Net operating loss carryforwards.........    10,902,000       9,722,000      12,890,000
Research credit carryforwards............       665,000         635,000         742,000
Valuation allowance......................   (11,853,000)    (10,703,000)    (13,963,000)
                                           ------------    ------------    ------------
Net deferred tax asset...................            --              --              --
                                           ============    ============    ============

     The Company has net operating loss carryforwards available to offset future federal and state taxable income of approximately $31,376,000 as of December 31, 1997 and research credits of approximately $740,000, available to offset future federal tax. These net operating loss and credit carryforwards expire in years 2005 through 2012. As a result of the acquisition of PEC and P.E.C. Technologies Corp. (Note 13) and stock issued over the past five years, utilization of the net operating loss and credit carryforwards will be subject to limitation under section 382 of the Internal Revenue Code. In addition, at December 31, 1997, the Company also had United Kingdom operating loss carryforwards for income tax purposes of approximately $1,306,000 which are indefinitely available to offset future taxable income in the United Kingdom.

12.  RELATED PARTY TRANSACTIONS:

     The President, Chief Executive Officer and Chairman of the Board of the Company also serves as an outside director of and consultant to Genzyme Corporation ("Genzyme") and outside director of Genzyme Transgenics Corporation. In 1996, the Company entered into a sublease agreement with Genzyme for laboratory and office facilities in Cambridge, Massachusetts which extends to December 1999. The total commitment for the sublease is $1,230,000 at December 31, 1997. A total of $143,000 and $590,000 was recorded as rent expense during 1996 and 1997, respectively, and $129,000 and $154,000 was recorded as rent expense during the three months ended March 31, 1997 and 1998, respectively. During 1996, the Company signed two patent license agreements with Genzyme under the Company's standard license terms. The Company recorded license revenues of $54,000 and $50,000 in 1996 and 1997, respectively, in connection with the signing and maintenance fees on these two agreements. The Company has entered into two funded

                                   DYAX CORP.

 INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             AND 1998 IS UNAUDITED

discovery projects with Genzyme Transgenic Corporation resulting in recorded revenues of $45,000 and $145,000 in 1996 and 1997. Revenues earned by the Company under product development and license agreements with Genzyme and its subsidiaries and affiliates during the three months ended March 31, 1997 and 1998 were $50,000 and $107,000, respectively. (see note 9)

     In June 1998, the Company and Genzyme entered into a non-binding letter of intent for the joint development and commercialization of one of the Company's proprietary therapeutic compounds for the treatment of chronic inflammatory diseases, with initial development to be focused on the treatment of hereditary angioedema. Subject to the negotiation of a definitive agreement, Dyax will initially fund up to $6.0 million dollars of development costs and thereafter the parties will fund equally all development costs. Upon signing the definitive collaboration agreement, Genzyme will extend to the Company a $3.0 million line of credit which the Company may use to fund a portion of such development costs or for any of the Company's other research and development programs. In addition, the Company will be entitled to receive significant milestone payments and up to 50% of the profits from sales of products developed under this collaboration. The Company believes that the proposed collaboration with Genzyme will provide Dyax with significant financial and other resources to continue preclinical and clinical development of this proprietary compound, although there can be no assurance that such an agreement will be consummated. In addition, Genzyme has committed to purchase $3.0 million of the Company's Common Stock at the initial public offering price in a private placement concurrent with this Offering.

13.  MERGER WITH PROTEIN ENGINEERING CORPORATION:

     On August 11, 1995, the Company completed a transaction to acquire Protein Engineering Corporation ("PEC") through one of the Company's wholly-owned subsidiaries (see Note 9). PEC was formed in 1987 with an emphasis in the field of phage display technology. The financial results of PEC are included in the Company's consolidated financial results of operations with effect from the date of the merger. Each outstanding common share of PEC stock was converted into
25.16 shares of the Company's common stock and each preferred share of PEC stock was converted into 48.24 shares of the Company's Class A Series 2 Preferred Stock. The acquisition was accounted for using the purchase method of accounting. The excess of the purchase price over the fair value of the net assets acquired was written off and recorded as a purchase of incomplete technology, resulting in a non-cash charge to results of operations of $3,942,000, which represents the value of acquired technologies which had not reached commercialization at the time of acquisition.

Details of the merger are as follows:
  Total non-cash consideration:
     Common stock...........................................  $  284,000
     Preferred stock........................................   1,408,000
     Convertible term notes assumed.........................   1,764,000
     Installment notes assumed..............................     170,000
     Liabilities assumed....................................   1,309,000
                                                              ----------
                                                               4,935,000
     Less: Fair value of assets acquired including cash.....     993,000
                                                              ----------
     Write off of incomplete technology before acquisition
      costs.................................................   3,942,000
     Costs directly associated with the merger
      transaction...........................................     156,000
                                                              ----------
Write off of incomplete technology..........................  $4,098,000
                                                              ==========

     Preferred shares issued in the acquisition were valued at the $2.00 price used for the sale of other Series A preferred stock on August 11, 1995. Common shares were valued by the Board of Directors at a price

                                   DYAX CORP.

 INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             AND 1998 IS UNAUDITED

equivalent to 10% of the preferred stock on August 11, 1995, the same price being used to value common shares issued in connection with employee stock options. The notes and liabilities assumed were recorded at the face (book) value.

     The following unaudited pro forma data reflects the Company's results of operations as if the Protein Engineering acquisition occurred on January 1, 1995.

                                                          YEAR ENDED
                                                       DECEMBER 31, 1995
                                                       -----------------
Revenues.............................................     $ 4,280,000
Net loss.............................................      (6,924,000)

     During the period ended August 11, 1995, Protein Engineering Corporation earned approximately $210,000 of product development revenues under its agreement with Dyax Corp. Intercompany revenue and related expenses have been eliminated in the above pro forma data.

14. FINANCIAL INFORMATION BY GEOGRAPHIC AREA

     The Company operates in one business segment and in the geographic segments of the United States ("U.S.") and the United Kingdom ("U.K.") as indicated in the table below.

                                          1995                1996                 1997
                                     ---------------    -----------------    -----------------
                                      U.S.      U.K.     U.S.       U.K.      U.S.       U.K.
                                     -------    ----    -------    ------    -------    ------
Revenues...........................  $ 3,026    $994    $ 5,914    $1,123    $ 7,610    $2,166
Net income (loss)..................   (6,705)    120     (2,656)      259     (5,620)       85
Total assets.......................    4,288     404     11,612       624      9,136     1,396

15.  COMPREHENSIVE INCOME

     The Company adopted SFAS No. 130 in 1998. Accumulated other comprehensive income (loss) is calculated as follows:

Accumulated other comprehensive income (loss):
  Foreign currency translation adjustment:
     Balance at December 31, 1996 and 1997............  $ 30,000    $(141,000)
     Change during the three months ended March 31,
       1997 and 1998, respectively....................   (19,000)      70,000
                                                        --------    ---------
     Balance at March 31, 1997 and 1998...............  $ 11,000    $ (71,000)
                                                        ========    =========

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Dyax Corp.:

     We have audited the accompanying consolidated statements of operations and accumulated deficit and cash flows of Protein Engineering Corporation for the period from January 1, 1995 to August 11, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows for Protein Engineering Corporation for the period from January 1, 1995 to August 11, 1995 in conformity with generally accepted accounting principles.

                                               COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
February 17, 1998

                        PROTEIN ENGINEERING CORPORATION

          CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
             FOR THE PERIOD FROM JANUARY 1, 1995 TO AUGUST 11, 1995

                                                                  1995
                                                              ------------
Revenues:
  Product development.......................................  $    470,000
                                                              ------------
Operating expenses:
  Research and development..................................       395,000
  General and administrative................................       338,000
                                                              ------------
Total operating expenses....................................       733,000
                                                              ------------
Loss from operations........................................      (263,000)
                                                              ------------
  Interest income...........................................         3,000
  Interest expense..........................................       (79,000)
                                                              ------------
Net loss....................................................  $   (339,000)
Accumulated deficit at January 1, 1995......................   (10,157,000)
                                                              ------------
Accumulated deficit at August 11, 1995......................   (10,496,000)
                                                              ============

Basic and diluted net loss per common share.................  $     (24.70)

Weighted average number of basic and diluted common
  shares....................................................        13,722

   The accompanying notes are an integral part of the consolidated financial statements.

                        PROTEIN ENGINEERING CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
             FOR THE PERIOD FROM JANUARY 1, 1995 TO AUGUST 11, 1995

Cash flows from operating activities:
  Net loss..................................................  $ (339,000)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization..........................      10,000
  Changes in operating assets and liabilities:
     Other current assets...................................      (5,000)
     Accounts payable and accrued expenses..................     111,000
     Deferred revenue.......................................   1,043,000
                                                              ----------
Net cash provided by operating activities...................     820,000
                                                              ----------
Cash flows from financing activities:
  Proceeds from convertible notes...........................      78,000
  Repayment of capital leases...............................      (3,000)
                                                              ----------
Net cash provided by financing activities...................      75,000
                                                              ----------
Net increase in cash and cash equivalents...................     895,000
Cash and cash equivalents at December 31, 1994..............      33,000
                                                              ----------
Cash and cash equivalents at August 11, 1995................  $  928,000
                                                              ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                        PROTEIN ENGINEERING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF BUSINESS:

     Protein Engineering Corporation, (the "Company") commenced operations in March 1987 to perform scientific research in Phage Display for human therapeutic applications. Since its formation, it devoted substantially all of its efforts to establishing the business, conducting research and development and obtaining financing. The Company was acquired by Dyax Corp. on August 11, 1995. See Note 6.

     The Company was subject to risks common to companies in the biotechnology industry including, but not limited to, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology and compliance with FDA government regulations and approval requirements.

2.  ACCOUNTING POLICIES:

  Basis of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, P.E.C. Technology Corp. All intercompany accounts and transactions have been eliminated.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that effect the reported amounts of revenue and expenses during the reporting period. The significant estimates and assumptions in these financial statements include contract revenue recognition. Actual results could differ from those estimates.

  Cash and cash equivalents

     Cash and cash equivalents consist principally of cash and money market accounts. The Company invests its excess cash in U.S. treasury funds and a money market account held by a financial institution.

  Fixed Assets

     Property and equipment are depreciated over the estimated useful lives of the related assets using the straight-line method. Laboratory equipment and office equipment are depreciated over five-to-seven year periods. Leasehold improvements are amortized over the lesser of the noncancelable term of the related lease or their estimated useful lives. Maintenance and repairs are charged to expense as incurred.

  Revenue Recognition

     The Company entered into research agreements with various biotechnology companies. During the period from January 1, 1995 to August 11, 1995, the terms of these agreements included non-refundable fees, which were recognized when the agreement was signed, and research revenues, which were deferred and recognized as expenses were incurred. During the period from January 1, 1995 to August 11, 1995, three customers accounted for substantially all of the revenues.

  Research and Development

     Research and development costs are expensed as incurred.

                        PROTEIN ENGINEERING CORPORATION

  Patents

     The Company owns or was in the process of applying for patents in the United States and other countries. All costs associated with these filings are expensed as incurred.

  Income Taxes

     The Company utilizes the asset and liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, ("SFAS 109"), Accounting for Income Taxes. For the period from January 1, 1995 to August 11, 1995, the Company had no income tax provision.

  Earnings per share

     The Company adopted Statement of Financial Accounting No. 128 (SFAS 128) "Earnings per Share" retroactive to the period from January 1, 1995 to August 11, 1995. This statement specifies the computation, presentation and disclosure requirements for earnings per share ("EPS") to simplify the existing computational guidelines and increase comparability on an international basis. This statement replaces primary EPS with basic EPS, the principal difference being the exclusion of common stock equivalents in the computation of basic EPS. In addition, this statement requires the dual presentation of basic and diluted EPS on the face of statement of operations.

     Under SFAS 128, the Company is required to present two EPS amounts, basic and diluted. Basic EPS is calculated based on income available to common stockholders and the weighted-average number of shares outstanding during the reported period. Diluted EPS may include additional dilution from potential common stock, such as stock issuable pursuant to the exercise of stock options and warrants outstanding, the conversion of preferred stock and conversion of debt.

     For the period from January 1, 1995 to August 11, 1995 the Company had convertible preferred stock, convertible debt, stock options and stock warrants outstanding. These securities were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented. Consequently there were no differences between basic and diluted EPS.

3.  FIXED ASSETS:

     Depreciation expense and amortization of leasehold improvements was $10,000 for the period from January 1, 1995 to August 11, 1995.

4.  LONG-TERM DEBT:

     At August 11, 1995, the Company had convertible term notes in the amount of $1,764,000, with interest at 8% payable to stockholders and their affiliates.

     At August 11, 1995, the Company had an installment note outstanding in the amount of $170,000, with interest at 8%, payable to an officer who is a stockholder, which was issued in a non-cash transaction in exchange for $94,000 of accrued compensation and $76,000 of accrued lease payments, of which $44,000 and $22,000, respectively, related to the period from January 1, 1995 to August 11, 1995.

     There was no interest paid on long-term debt in the period from January 1, 1995 to August 11, 1995.

5.  COMMITMENTS:

     The Company rented its facilities in Cambridge, Massachusetts under a tenant-at-will arrangement. In addition, the Company leased certain laboratory and office equipment under operating leases. Rent expense for the period from January 1, 1995 to August 11, 1995 was $80,000.

                        PROTEIN ENGINEERING CORPORATION

6.  TRANSACTION WITH DYAX CORP.:

     On August 11, 1995, the Company completed a transaction to be acquired by Dyax Corp. Each outstanding common share of Protein Engineering Corporation stock was converted into 25.16 shares of Dyax Corp. common stock and each preferred share of Protein Engineering Corporation stock was converted into
48.24 shares of Dyax Corp. Class A, Series 2 preferred stock. All assets and liabilities of Protein Engineering Corporation were assumed by Dyax Corp. upon the acquisition.

     Details of the merger are as follows:

  Total consideration:
     Common stock...........................................  $  284,000
     Preferred stock........................................   1,408,000
     Convertible term notes assumed.........................   1,764,000
     Installment note assumed...............................     170,000
     Liabilities assumed....................................   1,309,000
                                                              ----------
                                                              $4,935,000
                                                              ==========

     During the period from January 1, 1995 to August 11, 1995, Protein Engineering Corporation earned approximately $210,000 of product development revenues under its agreement with Dyax Corp.

======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CURRENT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   18
Dividend Policy.......................   18
Capitalization........................   19
Dilution..............................   20
Selected Consolidated Financial
  Data................................   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22
Business..............................   28
Management............................   51
Certain Transactions..................   57
Principal Stockholders................   59
Description of Capital Stock..........   61
Shares Eligible for Future Sale.......   63
Underwriting..........................   65
Legal Matters.........................   66
Experts...............................   66
Additional Information................   67
Index to Financial Statements.........  F-1

UNTIL             , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================
======================================================

                                2,500,000 SHARES

                                      LOGO

                                  COMMON STOCK

                         ------------------------------

                                   PROSPECTUS

                         ------------------------------

                                  FURMAN SELZ
                         PACIFIC GROWTH EQUITIES, INC.
                                          , 1998
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses to be paid by the Registrant in connection with this Offering are as follows:

SEC registration fee........................................  $ 10,178
Nasdaq National Market fee..................................    75,625
NASD filing fee and expenses................................     3,950
Blue Sky fees and expenses..................................    15,000
Printing and engraving expenses.............................   100,000
Legal fees and expenses.....................................   250,000
Accounting fees and expenses................................   300,000
Transfer Agent and Registrar fees...........................    10,000
Miscellaneous expenses......................................   135,247
                                                              --------
Total.......................................................  $900,000
                                                              ========

     All of the above figures, except the SEC registration fee and NASD filing fee, are estimates.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits the Registrant to indemnify directors, officers, employees and agents of the Registrant against actual and reasonable expenses (including attorneys' fees) incurred by them in connection with any action, suit or proceeding brought against them by reason of their status or service as a director, officer, employee or agent by or on behalf of the Registrant, and against expenses (including attorneys' fees), judgments, fines and settlements actually and reasonably incurred by him in connection with any such action, suit or proceeding, if (i) he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and (ii) in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Except as ordered by a court, no indemnification shall be made in connection with any proceeding brought by or in the right of the corporation where the person involved is adjudged to be liable to the Registrant.

     Article Eighth of the Registrant's Restated Certificate of Incorporation provides that the Registrant shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as that section may be amended and supplemented from time to time, indemnify any and all persons whom it shall have power under that section to indemnify against any expenses, liabilities or other matters referred to in or covered by that section. The indemnification proved for in Article Eighth is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors and administrators of such a person.

     Article Ninth of the Registrant's Restated Certificate of Incorporation provides that no director shall be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding that provision, Article Ninth provides that a director shall be liable to the extent provided by applicable law (i) for breach of the director's duty of loyalty to the Registrant or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived improper personal benefit. Article Ninth further states that if the Delaware General Corporation Law is hereafter amended to authorize a further limitation or elimination of the liability of directors or officers, then the liability of a director or officer of the Registrant shall, in addition to the limitation on personal liability provided in Article Ninth, be limited or eliminated to the fullest extent permitted by the Delaware General Corporation Law, as from time to time amended. Article Ninth also stipulates that no amendment to or repeal of Article Ninth shall apply to or have any effect on the liability or alleged liability of any director or officer of the Registrant for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal.

     The Registrant expects to obtain Directors' and Officers' insurance to cover its directors and officers against certain liabilities they may incur when acting in their capacity as directors or officers of the Registrant.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since March 1, 1995, the Registrant has issued and sold the following unregistered securities:

     (a) Issuances of Stock

     On August 11, 1995 the Registrant issued an aggregate of 703,970 shares of Class A Series 2 Preferred Stock and 899,443 shares of Common Stock (after giving effect to the 0.652-for-1 reverse stock split) to certain former stockholders of Protein Engineering Corporation in exchange for their outstanding shares of Protein Engineering Corporation stock in connection with the Registrant's acquisition of Protein Engineering Corporation.


     On August 11, 1995 the Registrant issued an aggregate of (i) 1,847,936 shares of Class A Series 1 Preferred Stock and 100,570 shares of Common Stock (after giving effect to the 0.652-for-1 reverse stock split) to existing stockholders of the Registrant in exchange for 5,530,569 shares of all series of Class C Preferred Stock and 1,141,120 shares of Common Stock then outstanding in a recapitalization; and (ii) 95,000 shares of Class A Series 1 Preferred Stock to Gateway Venture Partners III, L.P. (35,000 shares), Oak Investment Partners IV, Limited Partnership (33,474 shares), Oak IV Affiliates Fund, Limited Partnership (1,526 shares), Henry E. Blair (20,000 shares) and Robert Dishman (5,000 shares), each of whom held a promissory note issued by the Company, in exchange for the release of a lien on the Registrant's license of Protein Engineering Corporation technology in the field of separations.


     On August 11 and October 27, 1995 the Registrant sold an aggregate of 2,000,000 shares of Class A Series 3 Preferred Stock to Prince Venture Partners IV, Loeb Investment Co. 106B, Gateway Venture Partners III, L.P., Oak IV Investment Partners, Oak IV Affiliates Fund, Zinsmeyer Trusts Partnership, Aetna Casualty and Surety Co., The Standard Fire Ins. Co., New York Life Insurance Co., H&Q Health Care Investors and H&Q Life Sciences Investors and individual investors including Henry E. Blair, Henry R. Lewis, Robert C. Ladner and certain other non-affiliates of the Company at a purchase price of $2.00 per share for an aggregate purchase price of $4,000,000.

     On October 30, 1996, March 20, 1997 and March 27, 1997, the Registrant sold an aggregate of 4,297,137 shares of Class A Series 4 Preferred Stock to Prince Venture Partners IV, Limited Partnership, Loeb Investors Co. 106C, Oak IV Investment Partners, Oak IV Affiliates Fund, Zinsmeyer Trusts Partnership, H&Q Heath Care Investors, H&Q Life Sciences Investors, Gateway Venture Partners III, L.P., Forty- Niner Partnership, BancBoston Ventures, Inc., New York Life Insurance Company, Berwick Partners II, GMMI SBIC, Inc. and GMM I SBIC, L.P. and individual investors including Henry E. Blair, Henry R. Lewis and certain other non-affiliates of the Company at a purchase price of $3.13 per share for an aggregate purchase price of $13,450,038.

     From August 11, 1995 to March 17, 1998, the Registrant sold an aggregate of 192,340 shares of Common Stock to certain of the Registrant's employees at prices ranging from $0.77 to $4.60 per share for an aggregate purchase price of $447,500. These shares were issued pursuant to Awards of Restricted Stock under the 1995 Equity Plan.

     (b) Grants and Exercises of Stock Options and Warrants.

     As of June 15, 1998, 1,606,893 options to purchase shares of the Registrant's Common Stock had been granted under the Registrant's 1995 Equity Plan, 1,130,623 of which are outstanding, 439,079 of which have been exercised and 37,191 of which have been cancelled, and options to purchase 614,131 shares of Common Stock remain available for future grant under the 1995 Equity Plan.

     On August 11, 1995, the Company issued warrants to purchase an aggregate of 27,022 shares of Common Stock at a purchase price of $3.97 per share to a former stockholder at Protein Engineering Corporation. The warrants expire on August 10, 2000.

     No underwriter was engaged in connection with the foregoing sales of securities. Sales of Common Stock to employees have been made in reliance upon the exemption for the registration requirements afforded by Section 4(2) of the Securities Act and Rule 701 thereunder as sales of an issuer's securities pursuant to a written contract relating to the compensation of such individuals. Sales of shares of Preferred Stock and issuances of warrants to purchase shares of Common Stock were made in reliance upon Section 4(2) of the Act as transactions not involving any public offering. The Registrant has reason to believe that all of the foregoing purchasers were familiar with or had access to information concerning the operations and financial condition of the Registrant, and all of those individuals acquired shares for investment and not with a view to the distribution thereof. At the time of issuance, all of the foregoing shares of Common Stock and Preferred Stock, or warrants to purchase shares, were deemed to be restricted securities for the purposes of the Securities Act, and the certificates representing such securities bore legends to that effect.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) List of Exhibits

     The following Exhibits are filed herewith:


EXHIBIT
NUMBER                               EXHIBIT
-------                              -------
 1.1       Form of Underwriting Agreement.
 3.1       Certificate of Incorporation of the Registrant as amended
           and restated through March 23, 1998.
 3.2       Form of Restated Certificate of Incorporation of Registrant,
           as proposed to be amended and restated.
 3.3       By-laws of the Registrant.
 3.4       Form of Restated By-laws of Registrant, as proposed to be
           amended and restated.
 4.1**     Specimen Common Stock Certificate.
 5.1       Opinion of Palmer & Dodge LLP with respect to the legality of the securities being registered.
10.1       Amended and Restated 1995 Equity Incentive Plan.
10.2       1998 Employee Stock Purchase Plan.
10.3       Executive Employment Agreement, dated February 18, 1998,
           between Robert Dishman and the Registrant.
10.4       Executive Employment, Non-Compete and Confidentiality
           Agreement, dated August 1995, between Robert Ladner and the
           Registrant.
10.5       Consulting Agreement, dated October 15, 1997, between James
           W. Fordyce and the Registrant.
10.6       Employment Letter and Employee Confidentiality Agreement,
           dated January 6, 1998, between Keith S. Ehrlich and the
           Registrant.
10.7       Restricted Stockholder Agreement, dated March 30, 1997,
           between Henry E. Blair and the Registrant.
10.8       Secured Convertible Term Note, dated August 11, 1995,
           between Sheridan G. Snyder and the Registrant; Security
           Agreement, dated May 11, 1993, between Sheridan G. Snyder
           and the Registrant; and Assignment Agreement, dated May 11,
           1993, between Sheridan G. Snyder and Crestar Bank, N.A. as amended by the Amendment to Security Agreement and to
           Assignment Agreement, dated August 10, 1995, between
           Sheridan G. Snyder, Crestar Bank, N.A. and the Registrant.
10.9       Sublease Agreement, dated September 21, 1996, as amended on
           December 31, 1997 between Genzyme Corporation and the
           Registrant.
10.10      Lease Agreement, dated as of February 12, 1998, between
           AStec Partnership and the Registrant.
10.11      Lease Agreement, dated as of February 11, 1997, between
           AStec Partnership and the Registrant.
10.12      Lease Agreement, dated April 8, 1991, between Bridge Gate
           Real Estates Limited, Harforde Court Management Limited and
           the Registrant.
10.13      Lease Agreement, dated February 20, 1998, between Old
           Kendall Property LLC and the Registrant.
10.14      Master Lease Agreement, dated December 30, 1997, between
           Transamerica Business Credit Corporation and the Registrant.
10.15      Form of Sale and Leaseback Agreement, dated December 30,
           1997, between Transamerica Business Credit Corporation and the Registrant.
10.16      Form of License Agreement (Therapeutic Field) between the
           Licensee and the Registrant.
10.17      Form of License Agreement (Antibody Diagnostic Field)
           between the Licensee and the Registrant.
10.18      Collaboration Agreement, dated June 20, 1997, between EPIX
           Medical, Inc. and the Registrant.
10.19 +    Patent License Agreement, dated June 19, 1997, between
           Massachusetts Institute of Technology ("M.I.T."), Whitehead
           Institute for Biomedical Research ("Whitehead") and the
           Registrant as amended by the First Amendment thereto dated
           November 10, 1997, by and among M.I.T., Whitehead, The
           Massachusetts General Hospital and the Registrant.

EXHIBIT
NUMBER                               EXHIBIT
-------                              -------
10.20 +**  Research and Development Agreement, dated March 10, 1997, between Debiopharm S.A. and the Registrant.
10.21 +**  Joint Collaboration Agreement, dated October 1, 1997, between CropTech Development Corporation and the Registrant.
10.22 +**  Cooperation Agreement, dated January 16, 1997, between Novo
           Nordisk A/S and the Registrant.
10.23      Form of Indemnification Agreement by and between certain
           directors and executive officers of the Registrant and the
           Registrant.
10.24 *    Stock Purchase Agreement, dated as of June   , 1998, by and
           between Genzyme Corporation and the Registrant.
10.25 *    Registration Rights Agreement, dated as of June   , 1998, by
           and between Genzyme Corporation and the Registrant.
21         Subsidiaries of the Registrant.
23.1       Consent of PricewaterhouseCoopers LLP., independent
           accountants.
23.2       Consent of Palmer & Dodge LLP (included in Exhibit 5.1).
23.3       Consent of Yankwich & Associates, special patent counsel to the Company.
24.1       Powers of Attorney.
27.1       Financial Data Schedule.


---------------
 * To be filed by amendment.

** Filed herewith. All other exhibits previously filed.

 + Certain confidential material contained in the document has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

     (b) Financial Statement Schedules

     None.

ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item
14 -- Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes:

          (1) to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

          (2) that, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (3) that, for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Cambridge, Commonwealth of Massachusetts, on the 21st day of July, 1998.


                                          DYAX CORP.

                                          By:     /s/ KEITH S. EHRLICH
                                            ------------------------------------
                                            Keith S. Ehrlich
                                              Senior Vice President, Finance and
                                              Administration, and Chief
                                              Financial Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities indicated.



                     SIGNATURE                                      TITLE                     DATE
                     ---------                                      -----                     ----
                         *                           President, Chief Executive Officer   July 21, 1998
---------------------------------------------------    and Chairman of the Board of
                  Henry E. Blair                       Directors (Principal Executive
                                                       Officer)

               /s/ KEITH S. EHRLICH                  Vice President, Finance and          July 21, 1998
---------------------------------------------------    Administration and Chief
                 Keith S. Ehrlich                      Financial Officer (Principal
                                                       Financial and Accounting Officer)

                         *                           Executive Vice President,            July 21, 1998
---------------------------------------------------    President, Therapeutic and
                 L. Edward Cannon                      Diagnostic Division, and Director

                         *                           Executive Vice President,            July 21, 1998
---------------------------------------------------    President, Separations Division,
                 Robert A. Dishman                     and Director

                         *                           Director                             July 21, 1998
---------------------------------------------------
          Constantine E. Anagnostopoulos

                         *                           Director                             July 21, 1998
---------------------------------------------------
                 James W. Fordyce

                         *                           Director                             July 21, 1998
---------------------------------------------------
                 Thomas L. Kempner

                         *                           Director                             July 21, 1998
---------------------------------------------------
                  Henry R. Lewis

          *By: /s/ NATHANIEL S. GARDINER
   --------------------------------------------
               Nathaniel S. Gardiner
                 Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                               EXHIBIT
-------                              -------
 1.1       Form of Underwriting Agreement.
 3.1       Certificate of Incorporation of the Registrant as amended
           and restated through March 23, 1998.
 3.2       Form of Restated Certificate of Incorporation of Registrant,
           as proposed to be amended and restated.
 3.3       By-laws of the Registrant.
 3.4       Form of Restated By-laws of Registrant, as proposed to be
           amended and restated.
 4.1  **   Specimen Common Stock Certificate.
 5.1       Opinion of Palmer & Dodge LLP with respect to the legality of the securities being registered.
10.1       Amended and Restated 1995 Equity Incentive Plan.
10.2       1998 Employee Stock Purchase Plan.
10.3       Executive Employment Agreement, dated February 18, 1998,
           between Robert Dishman and the Registrant.
10.4       Executive Employment, Non-Compete and Confidentiality
           Agreement, dated August 1995, between Robert Ladner and the
           Registrant.
10.5       Consulting Agreement, dated October 15, 1997, between James
           W. Fordyce and the Registrant.
10.6       Employment Letter and Employee Confidentiality Agreement,
           dated January 6, 1998, between Keith S. Ehrlich and the
           Registrant.
10.7       Restricted Stockholder Agreement, dated March 30, 1997,
           between Henry E. Blair and the Registrant.
10.8       Secured Convertible Term Note, dated August 11, 1995,
           between Sheridan G. Snyder and the Registrant; Security
           Agreement, dated May 11, 1993, between Sheridan G. Snyder
           and the Registrant; and Assignment Agreement, dated May 11,
           1993, between Sheridan G. Snyder and Crestar Bank, N.A. as amended by the Amendment to Security Agreement and to
           Assignment Agreement, dated August 10, 1995, between
           Sheridan G. Snyder, Crestar Bank, N.A. and the Registrant.
10.9       Sublease Agreement, dated September 21, 1996, as amended on
           December 31, 1997 between Genzyme Corporation and the
           Registrant.
10.10      Lease Agreement, dated as of February 12, 1998, between
           AStec Partnership and the Registrant.
10.11      Lease Agreement, dated as of February 11, 1997, between
           AStec Partnership and the Registrant.
10.12      Lease Agreement, dated April 8, 1991, between Bridge Gate
           Real Estates Limited, Harforde Court Management Limited and
           the Registrant.
10.13      Lease Agreement, dated February 20, 1998, between Old
           Kendall Property LLC and the Registrant.
10.14      Master Lease Agreement, dated December 30, 1997, between
           Transamerica Business Credit Corporation and the Registrant.
10.15      Form of Sale and Leaseback Agreement, dated December 30,
           1997, between Transamerica Business Credit Corporation and the Registrant.
10.16      Form of License Agreement (Therapeutic Field) between the
           Licensee and the Registrant.
10.17      Form of License Agreement (Antibody Diagnostic Field)
           between the Licensee and the Registrant.
10.18      Collaboration Agreement, dated June 20, 1997, between EPIX
           Medical, Inc. and the Registrant.
10.19 +    Patent License Agreement, dated June 19, 1997, between
           Massachusetts Institute of Technology ("M.I.T."), Whitehead
           Institute for Biomedical Research ("Whitehead") and the
           Registrant as amended by the First Amendment thereto dated
           November 10, 1997, by and among M.I.T., Whitehead, The
           Massachusetts General Hospital and the Registrant.
10.20 +**  Research and Development Agreement, dated March 10, 1997, between Debiopharm S.A. and the Registrant.
10.21 +**  Joint Collaboration Agreement, dated October 1, 1997, between CropTech Development Corporation and the Registrant.

EXHIBIT
NUMBER                               EXHIBIT
-------                              -------
10.22 +**  Cooperation Agreement, dated January 16, 1997, between Novo
           Nordisk A/S and the Registrant.
10.23      Form of Indemnification Agreement by and between certain
           directors and executive officers of the Registrant and the
           Registrant.
10.24 *    Stock Purchase Agreement, dated as of June   , 1998, by and
           between Genzyme Corporation and the Registrant.
10.25 *    Registration Rights Agreement, dated as of June   , 1998, by
           and between Genzyme Corporation and the Registrant.
21         Subsidiaries of the Registrant.
23.1       Consent of PricewaterhouseCoopers LLP, independent
           accountants.
23.2       Consent of Palmer & Dodge LLP (included in Exhibit 5.1).
23.3       Consent of Yankwich & Associates, special patent counsel to the Company.
24.1       Powers of Attorney.
27.1       Financial Data Schedule.


---------------

 * To be filed by amendment.

** Filed herewith. All other exhibits previously filed.

 + Certain confidential material contained in the document has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.